UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number: 001-41196

USCB FINANCIAL HOLDINGS

USCB Financial Holdings, Inc.
(Exact name of registrant as specified in its charter)

Florida	**87-4070846**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

2301 NW 87th Avenue, Doral, FL 33172
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(305) 715-5200**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $1.00 par value per share	USCB	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "non-accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☒ Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant based on the closing price of $12.83 per share on June 28, 2024, the last business day of the registrant's second quarter, was approximately $132.3 million (19,630,632 shares issued and outstanding at such date less shares held by affiliates). Although directors and executive officers and their affiliates of the Registrant were assumed to be "affiliates" of the Registrant for purposes of the calculation, the classification is not to be interpreted as an admission of such status.

As of February 28, 2025, the registrant had had 20,053,025 shares of Class A Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the registrant's Proxy Statement for the 2025 Annual Meeting of Shareholders (the "2025 Proxy Statement") are incorporated by reference into Part III of this report.



FORM 10-K
DECEMBER 31, 2024

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains statements that are not historical in nature are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"). The words "may," "will," "anticipate," "could," "should," "would," "believe," "contemplate," "expect," "aim," "plan," "estimate," "continue," and "intend," as well as other similar words and expressions of the future, are intended to identify forward-looking statements. These forward-looking statements include statements related to our projected growth, anticipated future financial performance, and management's long-term performance goals, as well as statements relating to the anticipated effects on results of operations and financial condition from expected developments or events, or business and growth strategies, including anticipated internal growth and balance sheet restructuring.

These forward-looking statements involve significant risks and uncertainties that could cause our actual results to differ materially from those anticipated in such statements. Potential risks and uncertainties include, but are not limited to:

- the strength of the United States economy in general and the strength of the local economies in which we conduct operations;
- our ability to successfully manage interest rate risk, credit risk, liquidity risk, and other risks inherent to our industry;
- the accuracy of our financial statement estimates and assumptions, including the estimates used for our credit loss reserve and deferred tax asset valuation allowance;
- the efficiency and effectiveness of our internal control environment;
- our ability to comply with the extensive laws and regulations to which we are subject, including the laws for each jurisdiction where we operate;
- adverse changes or conditions in the capital and financial markets, including actual or potential stresses in the banking industry;
- deposit attrition and the level of our uninsured deposits;
- legislative or regulatory changes and changes in accounting principles, policies, practices or guidelines, including the on-going effects of the implementation of the Current Expected Credit Losses ("CECL");
- the lack of a significantly diversified loan portfolio and concentration in the South Florida market, including the risks of geographic, depositor, and industry concentrations, including our concentration in loans secured by real estate, in particular, commercial real estate;
- the effects of climate change;
- the concentration of ownership of our common stock;
- fluctuations in the price of our common stock;
- our ability to fund or access the capital markets at attractive rates and terms and manage our growth, both organic growth as well as growth through other means, such as future acquisitions;
- inflation, interest rate, unemployment rate, market, and monetary fluctuations;
- impacts of international hostilities and geopolitical events;
- increased competition and its effect on the pricing of our products and services as well as our net interest rate spread and net interest margin;
- the loss of key employees;
- the effectiveness of our risk management strategies, including operational risks, including, but not limited to, client, employee, or third-party fraud and cybersecurity breaches; and
- other risks described in this Annual Report on Form 10-K and other filings we make with the Securities and Exchange Commission ("SEC").

All forward-looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations. Therefore, you are cautioned not to place undue reliance on any forward-looking statements. Further, forward-looking statements included in this Annual Report on Form 10-K are made only as of the date hereof, and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, unless required to do so under the federal securities laws. You should also review the risk factors described in this Annual Report on Form 10-K and in the reports USCB Financial Holdings, Inc. has filed or will file with the SEC and, for periods prior to the completion of the bank holding company reorganization in 2021, U.S. Century Bank filed with the Federal Deposit Insurance Corporation ("FDIC").

PART I

Item 1. Business

Overview

USCB Financial Holdings, Inc., a Florida corporation (the "Company"), was formed on December 17, 2021, to serve as the holding company for U.S. Century Bank, a Florida state-chartered bank, and is a bank holding company (a "BHC") registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The Company is headquartered in Miami, Florida, and, through the Bank, its sole direct subsidiary, operates 10 banking centers in South Florida providing a wide range of personal and business banking products and services. As of December 31, 2024, the Company had total consolidated assets of $2.6 billion.

U.S. Century Bank (the "Bank") commenced operations in October 2002 and is a Florida state-chartered, non-Federal Reserve System member bank. Over the course of 2021, the Bank simplified its capitalization structure by exchanging and/or repurchasing all of its issued and outstanding preferred shares, including Class C, Class D, and Class E preferred stock. In December 2021, the Bank reached agreements with holders of its Class B common stock, to exchange all outstanding Class B common stock for Class A common stock in a 1-for-5 stock exchange.

On July 27, 2021, the Bank completed an initial public offering of 4,600,000 shares of its Class A common stock. Shares of the Bank's Class A common stock were sold at a price to the public of $10.00 per share and began trading on the Nasdaq Stock Market under ticker symbol "USCB".

On December 30, 2021 (the "Effective Date"), the Company acquired all of the issued and outstanding stock of the Bank in a share exchange (the "Reorganization") effected under the Florida Business Corporation Act and in accordance with the terms of an Agreement and Plan of Share Exchange dated December 27, 2021 between the Bank and the Company (the "Share Exchange Agreement"). The Reorganization and the Share Exchange Agreement were approved by the Bank's stockholders at a special meeting of the Bank's stockholders held on December 20, 2021. Pursuant to the Share Exchange Agreement, on the Effective Date each issued and outstanding share of the Bank's Class A common stock was converted into and exchanged for one share of the Company's Class A common stock. As a result, the Bank became the wholly owned subsidiary of the Company, the Company became the holding company for the Bank and the stockholders of the Bank became stockholders of the Company.

Prior to the Effective Date, the Bank's Class A common stock was registered under Section 12(b) of the Exchange Act, and the Bank was subject to the information requirements of the Exchange Act and, in accordance with Section 12(i) thereof, filed quarterly reports, proxy statements and other information with the FDIC. As a result of the Reorganization, pursuant to Rule 12g-3(a) under the Exchange Act, the Company became the successor registrant to the Bank, the Company's Class A common stock was deemed to be registered under Section 12(b) of the Exchange Act, and the Company became subject to the information requirements of the Exchange Act and is now required to file reports, proxy statements and other information with the SEC. The trading symbol for the Company's Class A Common Stock is "USCB", which is the same as the Bank's former trading symbol.

Prior to the Reorganization, the Company had no material assets and had not conducted any business or operations except for activities related to its incorporation and the Reorganization.

Our strategy in becoming a publicly traded company and forming a BHC was to continue pursuing organic growth as well as strategic acquisitions if the opportunity arises, which efforts will be further facilitated by access to public capital and the added flexibility provided by a holding company structure.

In this Annual Report on Form 10-K, unless the context indicated otherwise, references to "we," "us,", and "our" refer to the Company and the Bank, as the context dictates. However, if the discussion relates to a period before the Effective Date, the terms refer only to the Bank.

Products and Services

Lending Services

Our mission is to provide high value, relationship-based banking products, services and solutions to a diverse set of clients in the markets we serve. We focus on serving small-to-medium sized businesses ("SMBs") and catering to the needs of local business owners, entrepreneurs and professionals in South Florida. We have further leveraged our success in

providing comprehensive banking solutions to SMBs to also secure the personal retail deposit relationships of the owners, operators, and employees of our commercial lending clients, which has been a cornerstone of our deposit growth strategy.

In addition to our traditional commercial banking services, we are among a select number of banks of our size within our market area that can offer certain specialty banking products, services and solutions designed for small businesses, homeowner associations, law firms, medical practices and other professional services firms, and global banking services. Our major specialty banking offerings include the following:

- **Small Business Administration ("SBA") lending:** Our SBA platform originates loans under Sections 7(a) and 504 of the SBA program. The 7(a) loan program, SBA's most common loan program, includes financial help for small businesses with special requirements while the 504 loan program provides long-term, fixed rate financing of up to $5.0 million for major fixed assets that promote business growth and job creation. Since its formation in 2018, the platform serves as an opportunity to generate commercial and industrial loans, or C&I loans, and to diversify our revenue stream through originating and selling SBA 7(a) loans. As of December 31, 2024, the Bank continued to be a Preferred Lending Partner with the SBA which allows us to offer the full range of SBA loan products and to exercise lending authority at the local bank level, allowing us to make timely credit decisions for prospective clients.
- **Yacht lending:** Our yacht lending vertical provides yacht financing for larger vessels; transactions range from $750 thousand to $7.5 million. We target high net-worth clients, in one of the most active yacht markets in the country.
- **Homeowner Association ("HOA") services:** We provide banking services to HOAs and property managers, including deposit collection, lockbox services, payment services, and lending products. Launched in 2016, we offer our HOA customers a unique combination of market knowledge of a local bank, and a highly personalized "white glove" approach to customer service.
- **Jurist Advantage and Private Client Group services:** Our Jurist Advantage and Private Client Group vertical provides customized banking solutions for law firms as well as their partners, associates, staff, and high net worth clients. We also leverage our relationships with our law firm clients to generate personal deposit accounts.
- **Correspondent Banking services:** Our Global Banking vertical provides correspondent banking services for banks headquartered in certain Latin America and the Caribbean countries. We also cross-sell our correspondent banking relationships to generate international personal banking clients for our Bank. Our compliance team is experienced in issues related to correspondent banking, and we have frequent and regular open communication with our correspondent bank clients to ensure proper compliance controls are maintained at such institutions.
- **Medical Advantage:** *MD*Advantage was launched in 2024; this vertical provides concierge-level banking services to physicians, dentists, and veterinarians. *MD*Advantage products and services were designed to cater to the complex banking requirements of medical professionals.

Credit Practices

Our underwriting process is informed by a conservative credit culture that encourages prudent lending. We believe our strong asset quality is due to our understanding of and experience with businesses within Florida, in particular South Florida, our long-standing relationships with clients and our disciplined underwriting processes. Our thorough underwriting processes collaboratively engage our seasoned business bankers, credit underwriters and portfolio managers in the analysis of each loan request.

We manage our credit risk by analyzing metrics related to our different lines of business, which allows us to maintain a conservative and well-diversified loan portfolio reflective of our assessment of various industry sectors. Based upon our aggregate exposure to any given borrower relationship, we undertake a scaled review of loan originations that may involve senior credit officers, our Chief Credit Officer, our Credit Committee or, ultimately, our Board of Directors ("Board").

Deposit Products

We offer traditional deposit products, including commercial and consumer checking accounts, money market deposit accounts, savings accounts, and certificates of deposit with a variety of terms and rates, as well as a robust suite of treasury, commercial payments, and cash management services. Additionally, we offer insured cash sweep ("ICS") and certificate of deposit account registry service ("CDARS") deposit products that are FDIC-insured for our clients. Furthermore, we offer deposit products for municipalities and other public entities. Our deposit products are mainly offered across our primary geographic footprint.

Title Services

Florida Peninsula Title LLC is a subsidiary of the Bank that offers our clients title insurance policies for real estate transactions closed at the Bank. Licensed in the State of Florida and approved by the Florida Department of Insurance Regulation, Florida Peninsula Title LLC began operations in 2021. Our title service business not only provides diversification for non-interest income but also provides our clients with access to tile insurance services.

Seasonality

We do not believe our business to be seasonal in nature.

Markets

Our primary banking market is South Florida. South Florida has rapidly emerged as a top destination for financial institutions, driven by a combination of factors that foster economic growth and stability. The region offers a low-tax environment, a robust business infrastructure, and access to a diverse talent pool. With a thriving real estate market, strong international trade connections, and an increasing concentration of tech and finance sectors, South Florida provides a dynamic ecosystem for financial services. Additionally, the region's strategic location as a gateway to Latin America further enhances its appeal for corporations looking to strengthen global connectivity and investment opportunities. We believe Florida offers long-term attractive banking opportunities. Our largest concentration is in the Miami metropolitan statistical area; however, we are also focused on growth in other urban Florida markets in which we have a presence, such as Broward and Palm Beach counties.

According to the United States Census Bureau's estimate, Florida was the third most populous state in the country in 2024 and the three largest population centers were in Miami-Dade, Broward, and Palm Beach counties (all located in South Florida). According to estimates from the United States Census Bureau, Florida's population increased to 23.4 million residents, an increase of 1.8 million new residents or 8.5% from April 2020 to July 2024.

Competition

Our markets are highly competitive, and we compete with a wide range of lenders and other financial institutions within our markets, including local, regional, national, and international commercial banks and credit unions. We also compete with mortgage companies, brokerage firms, trust service providers, consumer finance companies, mutual funds, securities firms, insurance companies, third-party payment processors, financial technology companies, or Fintechs, and other financial intermediaries on various of our products and services. Some of our competitors are not subject to the regulatory restrictions and the level of regulatory supervision applicable to us. Many of our competitors are much larger financial institutions that have greater financial resources than we do and compete aggressively for market share. These competitors attempt to gain market share through their financial product mix, pricing strategies and larger banking center networks.

Interest rates on both loans and deposits and prices of fee-based services are significant competitive factors among financial institutions generally. Other important competitive factors include convenience, quality of customer service, availability and quality of digital offerings, community reputation, and continuity of personnel and services.

Emerging Growth Company

We are an "emerging growth company," or "EGC", as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an EGC can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities Act"), for complying with new or revised accounting standards. In other words, an EGC can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period, for as long as it is available.

We will remain an EGC until the earliest to occur of (i) the end of the fiscal year following the fifth anniversary of the completion of the Bank's initial public offering in 2021, (ii) the last day of the first fiscal year in which the Company's annual

gross revenues exceed $1.235 billion, (iii) the date that the Company becomes a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act which would occur if the market value of the Company's common stock that is held by non-affiliates exceeds $700 million as of the last business day of the Company's most recently completed second fiscal quarter (June 30th for the Company), or (iv) the date on which the Company has issued more than $1 billion in non-convertible debt during the preceding three-year period.

Human Capital Resources

We respect the values and diversity exhibited throughout our organization and the community. Diversity is an integral part of our organization's culture. We seek the active engagement and participation of people with diverse backgrounds. We are taking steps to create programs to ensure that we are organized in a way where the unique contributions of each individual in our Company is recognized and supported. Each team member is to be treated fairly with equal access to opportunities and resources for success. Additionally, we run homebuyer educational and financial literacy workshops in an effort to reach the financing needs of the sectors of our communities in which these workshops are most needed.

Our human capital objectives include attracting, developing and retaining the best available talent from a diverse pool of candidates for the Company. To do so, we strive to maintain competitive pay and benefits, regularly updating our compensation structure and periodically reviewing our compensation and benefits programs. Additionally, the Company identifies opportunities and paths for the development of our staff, and we seek to, whenever possible, fill positions by promotion within. The Company recognizes that the skills and knowledge of its employees are critical to the success of the organization, and promotes training and continuing education as an ongoing function for employees.

We recognize the importance of our employee's financial health and well-being, and offer benefits such as a 401(k) retirement savings plan and make both matching and profit-sharing contributions to that plan. Benefit programs available to eligible employees include, in addition to the 401(k) retirement savings plan, health and life insurance, employee paid holidays and other benefits.

We value and promote diversity in every aspect of our business and at every level within the Company. We recruit, hire, and promote employees based on their individual ability and experience and in accordance with Affirmative Action and Equal Employment Opportunity laws and regulations. Our policy is that we do not discriminate on the basis of race, color, religion, sex, gender, sexual orientation, ancestry, pregnancy, medical condition, age, marital status, national origin, citizenship status, disability veteran status, gender identity, genetic information, or any other status protected by law.

At December 31, 2024, we had 199 full-time equivalent employees. None of our employees are parties to a collective bargaining agreement. We believe that our employees are our greatest asset and vital to our success. As such, we seek to hire and retain the best candidate for each position, without regard to age, gender, ethnicity, or other protected class status, but with an appreciation for a diversity of perspectives and experiences. We have designed a compensation structure including an array of benefit plans and programs that we believe is attractive to our current and prospective employees.

Regulation and Supervision

Bank holding companies, banks, and their affiliates are extensively regulated under federal and state law and regulation. These laws and regulations have a material effect on the operations of USCB Financial Holdings, Inc. and its direct and indirect subsidiaries, including U.S. Century Bank.

Statutes, regulations and regulatory policies limit the activities in which we may engage and the conduct of our permitted activities and establish capital requirements with which we must comply. The regulatory framework is intended primarily for the protection of depositors, borrowers, customers and clients, the FDIC insurance funds and the banking system as a whole, and not for the protection of our shareholders or creditors. In many cases, the applicable regulatory authorities have broad enforcement power over bank holding companies, banks and their subsidiaries, including the power to impose substantial fines and other penalties for violations of laws and regulations.

Further, the regulatory system imposes reporting and information collection obligations. Banking statutes and regulations are subject to change, and additional statutes, regulations, and corresponding guidance may be adopted. We are unable to predict these future changes or the effects, if any, that these changes could have on the business, prospects, revenues, and results of operations of the Bank and Company.

The material statutory and regulatory requirements that are applicable to us are summarized below. The description below is not intended to summarize all laws and regulations applicable to us. These summary descriptions are not intended to be a complete explanation of such laws and regulations and their effects on USCB Financial Holdings, Inc. and U.S.

Century Bank and are qualified in their entirety by reference to the actual laws and regulations. You should refer to the full text of the statutes, regulations, and corresponding guidance for more information.

2018 Regulatory Reform

In May 2018 the Economic Growth, Regulatory Relief and Consumer Protection Act (the "2018 Act"), was enacted to modify or remove certain financial reform rules and regulations, including some of those implemented under the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") enacted in 2010. While the 2018 Act maintains most of the regulatory structure established by the Dodd-Frank Act, it amends certain aspects of the regulatory framework for small depository institutions with assets of less than $10.0 billion and for large banks with assets of more than $50.0 billion. Many of these changes resulted in meaningful regulatory relief for community banks such as U.S. Century Bank.

The 2018 Act, among other matters, expanded the definition of "qualified mortgages" which may be held by a financial institution and simplified the regulatory capital rules for financial institutions and their holding companies with total consolidated assets of less than $10.0 billion by instructing (as described below) the federal banking regulators to establish a single "Community Bank Leverage Ratio" of between 8 and 10 percent to replace the leverage and risk-based regulatory capital ratios. The 2018 Act also expanded the category of holding companies that may rely on the "Small Bank Holding Company and Savings and Loan Holding Company Policy Statement" (the "SBHC Policy") by raising the maximum amount of assets a qualifying holding company may have from $1.0 billion to $3.0 billion. This expansion also excluded such holding companies from the minimum capital requirements of the Dodd-Frank Act. In addition, the 2018 Act included regulatory relief for community banks regarding regulatory examination cycles, call reports, the Volcker Rule (proprietary trading prohibitions), mortgage disclosures and risk weights for certain high-risk commercial real estate loans.

Bank and Bank Holding Company Regulation

As a Florida-chartered state bank, U.S. Century Bank is subject to ongoing and comprehensive supervision, regulation, examination, and enforcement by the FDIC and the Florida Office of Financial Regulation ("FOFR"). The FOFR supervises and regulates all areas of our operations including, without limitation, the making of loans, the issuance of securities, the conduct of our corporate affairs, the satisfaction of capital adequacy requirements, the payment of dividends, and the establishment or closing of banking centers. In addition, our deposit accounts are insured by the Deposit Insurance Fund (the "DIF") administered by the FDIC to the maximum extent permitted by law, and the FDIC has certain supervisory and enforcement powers over us.

Any entity that directly or indirectly controls a bank must be approved by the Federal Reserve under the Bank Holding Company Act of 1956 (the "BHC Act") to become a bank holding company. Bank holding companies are subject to regulation, inspection, examination, supervision and enforcement by the Federal Reserve under the BHC Act. The Federal Reserve's jurisdiction also extends to any company that is directly or indirectly controlled by a bank holding company.

USCB Financial Holdings, Inc., which controls U.S. Century Bank, is a bank holding company and, as such, is subject to ongoing and comprehensive supervision, regulation, examination and enforcement by the Federal Reserve.

Notice and Approval Requirements Related to Control

Banking laws impose notice, approval, and ongoing regulatory requirements on any person or entity that seeks to acquire direct or indirect "control" of an FDIC-insured depository institution. These laws include the BHC Act and the Change in Bank Control Act. Among other things, these laws require regulatory filings by individuals or entities that seek to acquire direct or indirect "control" of an FDIC-insured depository institution. The determination of whether an investor "controls" a depository institution is based on all of the facts and circumstances surrounding the investment. As a general matter, a party is deemed to conclusively control a depository institution or other company if the party owns or controls 25% or more of any class of voting stock. Subject to rebuttal, a party may be presumed to control a depository institution or other company if the investor owns or controls 10% or more of any class of voting stock (and the entity's securities are registered under the Exchange Act or, if not, the investor would be the largest shareholder). Except under limited circumstances, bank holding companies are prohibited from acquiring, without prior approval, control of any other bank or bank holding company or substantially all the assets thereof or more than 5% of the voting shares of a bank or bank holding company which is not already a subsidiary.

Source of Strength

All companies, including bank holding companies, that directly or indirectly control an insured depository institution, are required to serve as a source of strength for the institution. Furthermore, the Federal Reserve policy is that a bank holding company should stand ready to use available resources to provide adequate capital to its subsidiary banks during periods

of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. Under this requirement, USCB Financial Holdings, Inc. in the future could be required to provide financial assistance to U.S. Century Bank should it experience financial distress. Such support may be required at times when, absent this statutory and Federal Reserve policy requirement, a bank holding company may not be inclined or able to provide it. A bank holding company's failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the Federal Reserve to be an unsafe and unsound banking practice or a violation of the Federal Reserve's regulations, or both.

Safety and Soundness Regulation

As an insured depository institution, we are subject to prudential regulation and supervision and must undergo regular on-site examinations by our state and federal banking agencies. The cost of examinations of insured depository institutions and any affiliates are assessed by the appropriate agency against each institution or affiliate that is subject to examination as it deems necessary or appropriate. We file quarterly consolidated reports of condition and income, or call reports, with the FDIC and the FOFR.

The federal banking agencies have also adopted guidelines establishing safety and soundness standards for all insured depository institutions including U.S. Century Bank. The safety and soundness guidelines relate to, among other things, our internal controls, information systems, cybersecurity, internal audit systems, loan underwriting and documentation, anti-money laundering policies and procedures, transactions with insiders, risk management, compensation, asset growth, and interest rate exposure. These standards assist the federal banking agencies with early identification and resolution of problems at insured depository institutions. If we were to fail to meet or otherwise comply with any of these standards, the FDIC could require us to submit a plan for achieving and maintaining compliance. If a financial institution fails to submit an acceptable compliance plan, or fails in any material respect to implement a compliance plan that has been accepted by the FDIC, the FDIC is required to issue an order directing the institution to cure the deficiency. Until the deficiency cited in the order is cured, the FDIC may restrict the financial institution's rate of growth, require the financial institution to increase its capital, restrict the rates the institution pays on deposits or require the institution to take any action the regulator deems appropriate under the circumstances. Noncompliance with the standards established by the safety and soundness guidelines may also constitute grounds for other enforcement action, including cease and desist orders and civil money penalty assessments. In addition, the FDIC could terminate our deposit insurance if it determines that our financial condition was unsafe or unsound or that we engaged in unsafe or unsound practices that violated applicable rules, regulations, orders or conditions enacted or imposed on us by our regulators.

During the past decade, the bank regulatory agencies have increasingly emphasized the importance of sound risk management processes and strong internal controls when evaluating the activities of the financial institutions they supervise. Properly managing risks has been identified as critical to the conduct of safe and sound banking activities and has become even more important as new technologies, product innovation and the size and speed of financial transactions have changed the nature of banking markets. The agencies have identified a spectrum of risks facing a banking institution including, but not limited to, credit, market, liquidity, interest rate, cybersecurity, operational, legal and reputational risk. In particular, recent regulatory pronouncements have focused on operational risk, which arises from the potential that inadequate information systems, operational problems, breaches in internal controls, fraud or unforeseen catastrophes will result in unexpected losses. New products and services, use of outside vendors and cybersecurity are critical sources of operational risk that financial institutions are expected to address in the current environment. We have active Board and senior management oversight policies, procedures and risk limits; adequate risk measurement and monitoring and adequate management information systems; and comprehensive internal controls to address these various risks.

Permissible Activities and Investments

Banking laws generally restrict the ability of USCB Financial Holdings, Inc. to engage in activities other than those determined by the Federal Reserve to be so closely related to banking as to be a proper incident thereto. The Federal Reserve has determined by regulation that certain activities are closely related to banking including operating a mortgage company, finance company, credit card company, factoring company, trust company or savings association; performing certain data processing operations; providing limited securities brokerage services; acting as an investment or financial advisor; acting as an insurance agent for certain types of credit-related insurance; leasing personal property on a full-payout, non-operating basis; providing tax planning and preparation services; operating a collection agency; and providing certain courier services. In addition, the Gramm-Leach-Bliley Act (the "GLB Act") expanded the scope of permissible activities for a bank holding company that qualifies as a financial holding company. Under the regulations implementing the GLB Act, a financial holding company may engage in additional activities that are financial in nature or incidental or complementary to a financial activity such as securities underwriting, insurance underwriting and merchant banking. USCB Financial Holdings, Inc. is not a financial holding company.

In addition, as a general matter, the establishment or acquisition by USCB Financial Holdings, Inc. of a non-bank entity, or the initiation of a non-banking activity, requires prior regulatory approval. In approving acquisitions or the addition of activities, the Federal Reserve considers, among other things, whether the acquisition or the additional activities can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition or gains in efficiency, that outweigh such possible adverse effects as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

Regulatory Capital Requirements

The federal banking regulators have adopted risk-based capital adequacy guidelines for bank holding companies and their subsidiary banks and banks without bank holding companies based on the Basel III standards. Under these guidelines, assets and off-balance sheet items are assigned to specific risk categories, each with designated risk weightings. The risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure, to minimize disincentives for holding liquid assets, and to achieve greater consistency in evaluating the capital adequacy of major banks throughout the world. The resulting capital ratio requirements represent capital as a percentage of total risk-weighted assets and off-balance sheet items. Final rules implementing the capital adequacy guidelines became effective, with various phase-in periods, on January 1, 2015 for community banks such as us. All of the rules were fully phased in as of January 1, 2019. These final rules represent a significant change to the prior general risk-based capital rules and are designed to substantially conform to the Basel III international standards.

In computing total risk-weighted assets, bank and bank holding company assets are given risk-weights of 0%, 20%, 50%, 100% and 150%. In addition, certain off-balance sheet items are given similar credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight will apply. Most loans will be assigned to the 100% risk category, except for performing first mortgage loans fully secured by 1-to-4 family or certain multi-family residential properties, which carry a 50% risk rating, and certain past due loans which are assigned a 150% risk rating. Most investment securities (including, primarily, general obligation claims on states or other political subdivisions of the United States) will be assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weight, and direct obligations of the U.S. Treasury or obligations backed by the full faith and credit of the U.S. government, which have a 0% risk-weight. In covering off-balance sheet items, direct credit substitutes, including general guarantees and standby letters of credit backing financial obligations, are given a 100% conversion factor. Transaction-related contingencies such as bid bonds, standby letters of credit backing nonfinancial obligations, and undrawn commitments (including commercial credit lines with an initial maturity of more than one year) have a 50% conversion factor. Short-term commercial letters of credit are converted at 20% and certain short-term unconditionally cancelable commitments have a 0% factor.

Under the final rules, minimum requirements increased for both the quality and quantity of capital held by banking organizations. In this respect, the final rules implement strict eligibility criteria for regulatory capital instruments and improve the methodology for calculating risk-weighted assets to enhance risk sensitivity. Consistent with the international Basel III framework, the rules include a new minimum ratio of Common Equity Tier 1 Capital to Risk-Weighted Assets of 4.5%. The rules also create a Common Equity Tier 1 Capital conservation buffer of 2.5% of risk-weighted assets. This buffer is added to each of the three risk-based capital ratios to determine whether an institution has established the buffer. The rules raise the minimum ratio of Tier 1 Capital to Risk-Weighted Assets from 4% to 6% and include a minimum leverage ratio of 4% for all banking organizations. If a financial institution's capital conservation buffer falls below 2.5% — e.g., if the institution's Common Equity Tier 1 Capital to Risk-Weighted Assets is less than 7.0% — then capital distributions and discretionary bonus payments will be limited or prohibited based on the size of the institution's conservation buffer. The types of payments subject to this limitation include dividends, share buybacks, discretionary payments on Tier 1 instruments, and discretionary bonus payments.

The capital regulations may also impact the treatment of accumulated other comprehensive income ("AOCI") for regulatory capital purposes. Under the rules, AOCI generally flows through to regulatory capital; however, community banks and their holding companies (if any) were allowed to make a one-time irrevocable opt-out election to continue to treat AOCI the same as under the old regulations for regulatory capital purposes. This election was required to be made on the first call report filed after January 1, 2015. We made the opt-out election. Additionally, the rules also permit community banks with less than $15.0 billion in total assets to continue to count certain non-qualifying capital instruments issued prior to May 19, 2010 as Tier 1 capital, including trust preferred securities and cumulative perpetual preferred stock (subject to a limit of 25% of Tier 1 capital). However, non-qualifying capital instruments issued on or after May 19, 2010 do not qualify for Tier 1 capital treatment. At December 31, 2024, we had no such investments.

In May 2016, amendments to the Federal Reserve's SBHC Policy became effective which increased the asset threshold to qualify to utilize the provisions of the SBHC Policy from $500.0 million to $1.0 billion. Subsequently, as part of the 2018 Act, the threshold was increased to $3.0 billion. Bank holding companies which are subject to the SBHC Policy are not

subject to compliance with the regulatory capital requirements described above until they exceed $3.0 billion in assets. As a consequence, as of December 31, 2024, USCB Financial Holdings, Inc. was not required to comply with the requirements set forth above and will not be subject to such requirements until such time that its consolidated total assets exceed $3.0 billion or the Federal Reserve determines that USCB Financial Holdings, Inc. is no longer deemed to be a small bank holding company. However, if USCB Financial Holdings, Inc. had been subject to the requirements, it would have been in compliance with such requirements.

In September 2019, the federal banking agencies jointly finalized a rule intended to simplify the regulatory capital requirements described above for qualifying community banking organizations that opt into the Community Bank Leverage Ratio, or CBLR, framework, as required by Section 201 of the Regulatory Relief Act. The final rule became effective on January 1, 2020, and the CBLR framework became available for banks to use beginning with their March 31, 2020 call reports. Under the final rule, if a qualifying community banking organization opts into the CBLR framework and meets all requirements under the framework, it will be considered to have met the well-capitalized ratio requirements under the prompt corrective action regulations described below in this Form 10-K and will not be required to report or calculate risk-based capital. In order to qualify for the CBLR framework, a community banking organization must have a tier 1 leverage ratio of greater than 9%, less than $10.0 billion in total consolidated assets, off-balance sheet exposures of 25% or less of total consolidated assets, and trading assets and liabilities of 5% or less of total consolidated assets. Although U.S. Century Bank is a qualifying community banking organization, U.S. Century Bank has elected not to opt in to the CBLR framework at this time and will continue to follow the Basel III capital requirements as described above.

As of December 31, 2024 and 2023, the U.S. Century Bank qualified as a "well capitalized" institution. See Note 15 "Regulatory Matters" of the Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K for further details.

Prompt Corrective Action

Under the Federal Deposit Insurance Act ("FDIA"), the federal bank regulatory agencies must take "prompt corrective action" against undercapitalized U.S. depository institutions. The capital-based regulatory framework contains five categories of compliance with regulatory capital requirements, including "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized," and are subjected to differential regulation corresponding to the capital category within which the institution falls.

An insured depository institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10.0% or greater, a tier 1 risk-based capital ratio of 8.0% or greater, a Common Equity Tier 1 risk-based capital ratio of 6.5% and a leverage ratio of 5.0% or greater, and the institution is not subject to an order, written agreement, capital directive, or prompt corrective action directive to meet and maintain a specific level for any capital measure. Under certain circumstances, a well-capitalized, adequately capitalized or undercapitalized institution may be treated as if the institution were in the next lower capital category if it is determined that the institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice. The degree of regulatory scrutiny of a financial institution will increase, and the permissible activities of the institution will decrease, as it moves downward through the capital categories. Under specified circumstances, a federal banking agency may reclassify a "well-capitalized" institution as adequately capitalized and may require an adequately capitalized institution or an undercapitalized institution to comply with supervisory actions as if it were in the next lower category (except that the FDIC may not reclassify a significantly undercapitalized institution as critically undercapitalized). A banking institution that is undercapitalized is required to submit a capital restoration plan. Failure to meet capital guidelines could subject the institution to a variety of enforcement remedies by federal bank regulatory agencies, including: termination of deposit insurance by the FDIC, restrictions on certain business activities, and appointment of the FDIC as conservator or receiver.

At December 31, 2024, U.S. Century Bank was deemed to be a "well-capitalized" institution for purposes of the prompt corrective action regulations and as such is not subject to the above mentioned restrictions.

Commercial Real Estate Concentration Guidelines

The federal banking regulators have implemented guidelines to address increased concentrations in commercial real estate loans. These guidelines describe the criteria regulatory agencies will use as indicators to identify institutions potentially exposed to commercial real estate concentration risk. An institution that has (i) experienced rapid growth in commercial real estate lending, (ii) notable exposure to a specific type of commercial real estate, (iii) total reported loans for construction, land development, and other land representing 100% or more of total capital, or (iv) total commercial real estate (including construction) loans, as defined in the banking agencies guidance, representing 300% or more of total capital and the outstanding balance of the institution's commercial real estate portfolio has increased by 50% or more in the prior 36 months, may be identified for further supervisory analysis of a potential concentration risk.

As of December 31, 2024, our ratio of construction loans to total risk-based capital was 23%, and therefore, we were under the 100% threshold set forth in clause (iii) in the paragraph above. However, with respect to clause (iv) in the paragraph above, as of December 31, 2024, our ratio of total commercial real estate loans to total risk-based capital was 366% and the outstanding balance of the institution's commercial real estate portfolio increased by 50% or more in the prior 36 months. As a result, we are deemed to have a concentration in commercial real estate lending under applicable regulatory guidelines.

If a concentration is present, under the federal banking regulator' guidance, management should employ heightened risk management practices that address key elements, including board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of commercial real estate lending. To address the commercial real estate lending concentration, the Bank has previously established a commercial real estate lending framework to monitor specific exposures and limits by types within the commercial real estate portfolio, including, among other things, annual stress testing of the commercial real estate portfolio, and takes appropriate actions, as necessary.

Payment of Dividends and Share Repurchases

The ability of the board of directors of an insured depository institution to declare a cash dividend or other distribution with respect to capital is subject to federal and state statutory and regulatory restrictions that limit the amount available for such distribution depending upon earnings, financial condition, including whether the institution has negative retained earnings, and cash needs of the institution, as well as general business conditions. Insured depository institutions are also prohibited from paying management fees to any controlling persons or, with certain limited exceptions, making capital distributions, including dividends, if after such transaction the institution would be less than adequately capitalized. We may generally declare a dividend from retained net profits which accrued prior to the preceding two years, but we must, before the declaration of a dividend on our common stock, under applicable Florida law, carry 20% of our net profits for such preceding period as is covered by the dividend to our surplus fund, until the same shall at least equal the amount of our common stock and preferred stock, if any, then issued and outstanding. Under Florida law, we are prohibited from declaring a dividend at any time at which our net income from the current year combined with the retained net income from the preceding two years is a loss or which would cause our capital accounts to fall below the minimum amount required by law, regulation, order, or any written agreement with a state or federal regulatory agency. Furthermore, under applicable FDIC regulations and policy, because U.S. Century Bank has negative retained earnings, it must obtain the prior approval of the FDIC before effecting a cash dividend or other capital distribution.

A Federal Reserve policy statement on the payment of cash dividends states that a bank holding company should pay cash dividends only to the extent that the holding company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company's capital needs, asset quality and overall financial condition. The Federal Reserve's policy statement also provides that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the federal prompt corrective action regulations, the Federal Reserve may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized." See "- Prompt Corrective Action" above.

Section 225.4(b)(1) of Regulation Y promulgated by the Federal Reserve requires that a bank holding company that is not "well-capitalized" or "well-managed", or that is subject to any unresolved supervisory issues, provide prior notice to the Federal Reserve for any repurchase or redemption of its equity securities for cash or other value that would reduce by 10 percent or more the bank holding company's consolidated net worth aggregated over the preceding 12-month period. The Federal Reserve may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve order or any condition imposed by, or written agreement with, the Federal Reserve. As of December 31, 2024, the Company was not subject to any formal supervisory restrictions on its ability to pay dividends but will notify the Federal Reserve in advance of any proposed dividend to the Company's shareholders in light of the Bank's negative retained earnings. In addition, we will provide prior notification to the Federal Reserve prior to effecting proposed share repurchases.

Incentive Compensation

Guidelines adopted by the federal banking agencies pursuant to the FDIA prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal shareholder.

In June 2010, the federal banking agencies jointly adopted the Guidance on Sound Incentive Compensation Policies, or GSICP. The GSICP was intended to ensure that banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. This guidance, which covers all employees that have the ability to expose the organization to material amounts of risk, either individually or as part of a group, is based upon a set of key principles relating to a banking organization's incentive compensation arrangements. Specifically, incentive compensation arrangements should (i) provide employee incentives that appropriately balance risk in a manner that does not encourage employees to expose their organizations to imprudent risk, (ii) be compatible with effective controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors. Any deficiencies in our compensation practices could lead to supervisory or enforcement actions by the FDIC. The GSICP Guidance provides that enforcement actions may be taken against a banking organization if its incentive compensation arrangements or related risk-management control or governance processes pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

The Dodd-Frank Act requires the federal banking agencies and the SEC to establish joint regulations or guidelines prohibiting incentive-based payment arrangements at specified regulated entities, such as us, having at least $1 billion in total assets that encourage inappropriate risk-taking by providing an executive officer, employee, director or principal shareholder with excessive compensation, fees, or benefits or that could lead to material financial loss to the entity. In addition, these regulators must establish regulations or guidelines requiring enhanced disclosure to regulators of incentive-based compensation arrangements. The federal banking agencies proposed such regulations in April 2011 and issued a second proposed rule in April 2016. The second proposed rule would apply to all banks, among other institutions, with at least $1.0 billion in average total consolidated assets. Final regulations have not been adopted as of the date of this Form 10-K. If adopted, these or other similar regulations would impose limitations on the manner in which we may structure compensation for our executives and other employees that go beyond the requirements of GSICP. The scope and content of the federal banking agencies' policies on incentive compensation are continuing to develop and are likely to continue evolving, but the timeframe for finalization of such policies is not known at this time.

Limits on Transactions with Affiliates and Insiders

Transactions between insured financial institutions and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of an insured financial institution is any company or entity which controls, is controlled by or is under common control with the insured financial institution. In a bank holding company context, the bank holding company of an insured financial institution (such as the Company) and any companies which are controlled by such holding company are affiliates of the insured financial institution. Generally, Section 23A limits the extent to which the insured financial institution or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such institution's capital stock and surplus, and contains an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus. Section 23B applies to "covered transactions" as well as certain other transactions and requires that all transactions be on terms substantially the same, or at least as favorable to the insured financial institution, as those provided to a non-affiliate. The term "covered transaction" includes the making of loans to, purchase of assets from and issuance of a guarantee to an affiliate and similar transactions. Section 23B transactions also include the provision of services and the sale of assets by an insured financial institution to an affiliate. In addition, loans or other extensions of credit by the financial institution to the affiliate are to be collateralized in accordance with the requirements set for in Section 23 of the Federal Reserve Act.

Sections 22(g) and (h) of the Federal Reserve Act place restrictions on loans to executive officers, directors and principal stockholders. Under Section 22(h), loans to a director, an executive officer and to a greater than 10% stockholder of an insured financial institution, and certain affiliated interests of either, may not exceed, together with all other outstanding loans to such person and affiliated interests, the insured financial institution's loans to one borrower limit (generally equal to 15% of the institution's unimpaired capital and surplus). Section 22(h) also requires that loans to directors, executive officers and principal stockholders be made on terms substantially the same as offered in comparable transactions to other persons unless the loans are made pursuant to a benefit or compensation program that (i) is widely available to employees of the institution and (ii) does not give preference to any director, executive officer or principal stockholder, or certain affiliated interests thereof, over other employees of the insured financial institution. Section 22(h) also requires prior board approval for the issuance of certain loans. In addition, the aggregate amount of extensions of credit by an insured financial institution to all insiders cannot exceed the institution's unimpaired capital and surplus. Furthermore, Section 22(g) places additional restrictions on loans to executive officers. At December 31, 2024, the Bank was in compliance with the above restrictions.

FDIC Deposit Insurance

The FDIC is an independent federal agency that insures the deposits of federally insured depository institutions up to applicable limits. The FDIC also has certain regulatory, examination and enforcement powers with respect to FDIC-insured

institutions. The deposits are insured by the FDIC up to applicable limits. As a general matter, the maximum deposit insurance amount is $250 thousand per depositor.

Additionally, FDIC-insured depository institutions are required to pay deposit insurance assessments to the FDIC. The amount of a particular institution's deposit insurance assessment is based on that institution's risk classification under an FDIC risk-based assessment system. An institution's risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to the regulators.

Under the current system, deposit insurance assessments are based on a bank's assessment base, which is defined as average total assets minus average tangible equity. For established small institutions, such as the Bank, the FDIC sets deposit assessment rates based on the Financial Ratios Method, which takes into account several ratios that reflect leverage, asset quality, and earnings at each individual institution and then applies a pricing multiplier that is the same for all institutions. An institution's rate must be within a certain minimum and a certain maximum, and the range varies based on the institution's composite CAMELS rating. The deposit insurance assessment is calculated by multiplying the bank's assessment base by the total base assessment rate. Assessment rates for most insured depository institutions with less than $10.0 billion of assets range from 2.5 to 32 basis points of each institution's total assets less tangible capital.

In October 2022, the FDIC finalized a rule that increased the initial base deposit insurance assessment rates by 2 basis points, beginning with the first quarterly assessment period of 2023 (January 1, 2023 through March 31, 2023). The FDIC, as required under the FDIA, established a plan in September 2020 (the "Restoration Plan") to restore the DIF reserve ratio to meet or exceed the statutory minimum of 1.35% within eight years. The Restoration Plan did not include an increase in the deposit insurance assessment rate. Based on the FDIC's recent projections, however, the FDIC determined that the DIF reserve ratio is at risk of not reaching the statutory minimum by the statutory deadline of September 30, 2028 without increasing the deposit insurance assessment rates. The increased assessment would improve the likelihood that the DIF reserve ratio would reach the required minimum by the statutory deadline, consistent with the FDIC's amended Restoration Plan. The FDIC also concurrently maintained the Designated Reserve Ratio ("DDR") for the DIF at 2% for 2023. The new assessment rate schedules will remain in effect unless and until the reserve ratio meets or exceeds 2% in order to support growth in the DIF in progressing toward the FDIC's long-term goal of a 2% DRR. Progressively lower assessment rate schedules will take effect when the reserve ratio reaches 2%, and again when it reaches 2.5%. The revised assessment rate schedule will remain in effect unless and until the reserve ratio meets or exceeds 2%, absent further action by the FDIC.

Under the FDIA, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

Depositor Preference

The FDIA provides that, in the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors of the institution (including the claims of the FDIC as subrogee of insured depositors) and certain claims for administrative expenses of the FDIC as a receiver will have priority over other general unsecured claims against the institution. Insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors, including U.S. Century Bank, with respect to any extensions of credit they have made to such insured depository institution.

Overdraft Fee Regulation

The Electronic Fund Transfer Act prohibits financial institutions from charging consumers fees for paying overdrafts on automated teller machines, or ATMs, and one-time debit card transactions, unless a consumer consents, or opts in, to the overdraft service for those types of transactions. If a consumer does not opt in, any ATM transaction or debit that overdraws the consumer's account will be denied. Overdrafts on the payment of checks and regular electronic bill payments are not covered by this new rule. Before opting in, the consumer must be provided with a notice that explains the financial institution's overdraft services, including the fees associated with the service, and the consumer's choices. Financial institutions must provide consumers who do not opt in with the same account terms, conditions and features (including pricing) that they provide to consumers who do opt in.

Federal Reserve System and Federal Home Loan Bank System

We are a member of the Federal Home Loan Bank ("FHLB") of Atlanta, which is one of 11 regional FHLBs. Each FHLB serves as a quasi-reserve bank for its members within its assigned region. It is funded primarily from funds deposited by member institutions and proceeds from the sale of consolidated obligations of the FHLB system. A FHLB makes loans to members (i.e., advances) in accordance with policies and procedures established by the Board of Trustees of the FHLB.

As a member of the FHLB of Atlanta, we are required to own capital stock in the FHLB in an amount at least equal to 0.07% (or 7 basis points), which is subject to annual adjustments, of the Bank's total assets at the end of each calendar year (up to a maximum of $18.0 million), plus 4.75% of our outstanding advances (borrowings) from the FHLB of Atlanta under the activity-based stock ownership requirement.

Anti-Money Laundering Regulation

As a financial institution, we must maintain anti-money laundering programs that include established internal policies, procedures and controls, a designated compliance officer, an ongoing employee training program, and testing of the program by an independent audit function in accordance with the Bank Secrecy Act of 1970, as amended ("BSA"), and the regulations issued by the Department of the Treasury in 31 CFR Chapter X, FDIC Section 326.8 of the FDIC's regulations and the Florida Control of Money Laundering and Terrorist Financing in Financial Institutions Act. Financial institutions are prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and "knowing your customer" in their dealings with foreign financial institutions, foreign customers and other high risk customers. Financial institutions must also take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report transactions that meet certain dollar amount thresholds as well as any suspicious transactions. Laws, such as the USA PATRIOT Act enacted in 2001, as described below, provide law enforcement authorities with increased access to financial information maintained by banks.

Anti-money laundering obligations have been substantially strengthened as a result of the USA PATRIOT Act. Bank regulators routinely examine institutions for compliance with these obligations, and this area has become a particular focus of the regulators in recent years. In addition, the regulators are required to consider compliance in connection with the regulatory review of certain applications. In recent years, regulators have expressed concern over banking institutions' compliance with anti-money laundering requirements and, in some cases, have delayed approval of their expansionary proposals. The regulators and other governmental authorities have been active in imposing "cease and desist" orders and significant money penalty sanctions against institutions found to be in violation of the anti-money laundering regulations.

USA PATRIOT Act

The USA PATRIOT Act became effective in October 2001 and amended the BSA. The USA PATRIOT Act requires banks to establish anti-money laundering programs that include, at a minimum:

- a bank compliance program that contains internal policies, procedures and controls designed to implement and maintain the bank's compliance with all of the requirements of the USA PATRIOT Act, the BSA and related laws and regulations; bank wide systems and procedures for monitoring and reporting of suspicious transactions and activities;
- a designated compliance officer;
- employee training for bank employees;
- an independent audit function to test the efficacy of the bank's anti-money laundering program;
- procedures to verify the identity of each bank customer upon the opening of accounts;
- heightened due diligence policies, procedures and controls applicable to certain foreign accounts and relationships; and
- required reports to law enforcement and/or financial regulators to assist in the deterrence and prevention of money laundering activities.

Additionally, the USA PATRIOT Act requires each financial institution to develop a customer identification program, or CIP, as part of its anti-money laundering program. The key components of the CIP are identification verification, government list comparison, notice and record retention. The purpose of the CIP is to enable the financial institution to determine the true identity and anticipated account activity of each customer. To make this determination, the financial institution must, among other things, collect certain information from customers at the time they enter into the customer relationship with the financial institution. This information must be verified within a reasonable time. Furthermore, all customers must be screened against any CIP-related government lists of known or suspected terrorists or other "sanctioned" persons. In May 2018, the U.S. Treasury's Financial Crimes Enforcement Network, or FinCEN, issued a final rule under the BSA requiring banks to identify and verify the identity of the natural persons behind their customers that are legal entities—the beneficial owners. The Anti-Money Laundering Act of 2020 (the "AML Act") and within the AML Act, the Corporate Transparency Act (the "CTA"), was enacted in January 2021. The AML Act is intended to be a comprehensive reform and modernization to U.S. bank secrecy and anti-money laundering laws. Among other things, it codifies a risk-based approach to anti-money laundering compliance for financial institutions; requires the development of standards for evaluating technology and internal processes for BSA compliance; expands enforcement- and investigation-related authority, including increasing available sanctions for certain BSA violations and instituting BSA whistleblower incentives and protections. The CTA establishes

uniform beneficial ownership reporting requirements for corporations, limited liability companies, and other similar entities formed or registered to do business in the United States. The CTA authorizes FinCEN to collect that information and share it with authorized government authorities and financial institutions, subject to effective safeguards and controls. In December 2024, a nationwide injunction was granted, blocking the enforcement of the CTA pending the adjudication of the constitutionality of the CTA. In late January 2025, the United States Supreme Court reversed the U.S. district court's preliminary injunction staying the CTA. However, a separate nationwide stay of the CTA issued earlier in January 2025 by another U.S. district court was not affected by the Supreme Court's action. In mid-February 2025, the U.S. district court stayed the preliminary relief granted in its early January 2025, order, including the nationwide stay of the CTA. On February 19, 2025, FinCEN published an updated alert stating that, in view of the U.S. district court's decision, beneficial ownership information reporting requirements under the CTA will be in effect. FinCEN generally extended the deadline for most reporting companies filing initial, updated and corrected beneficial ownership reports to March 21, 2025 (30 calendar days from February 19, 2025). Subsequently, on March 2, 2025, the U.S. Treasury announced that it was suspending enforcement of the CTA against domestic reporting companies and their beneficial owners. The U.S. Treasury also announced that it would be proposing revised rules applicable to foreign reporting companies only. In December 2023, FinCEN issued regulations regarding access to the beneficial ownership information collected under the CTA. We and our affiliates have adopted policies, procedures and controls designed to comply with the BSA, the AML Act, the CTA and the USA PATRIOT Act.

The Office of Foreign Assets Control

The Office of Foreign Assets Control (the "OFAC") is responsible for helping to ensure that U.S. entities do not engage in transactions with "enemies" of the United States, as defined by various Executive Orders and Acts of Congress. OFAC publishes lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts; owned or controlled by, or acting on behalf of target countries; and narcotics traffickers. Such persons are referred to as "sanctioned" persons.

If a bank finds a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze the account and/or block the transaction or wire transfer. We utilize an outside vendor to oversee the inspection of our accounts and the filing of any notifications. We also monitor high-risk OFAC areas such as new accounts, wire transfers and customer files. These checks are performed using software that is updated each time a modification is made to the lists provided by OFAC and other agencies of Specially Designated Nationals and Blocked Persons.

Consumer Laws and Regulations

Our activities are subject to a variety of federal and state statutes and regulations designed to protect consumers in transactions with banks. Interest and other charges collected or contracted for by us are subject to state usury laws and federal laws concerning interest rates. Our loan operations are also subject to federal laws applicable to credit transactions, such as:

- the Truth-In-Lending Act ("TILA"), and Regulation Z, governing disclosures of credit and servicing terms to consumer borrowers and including substantial new requirements for mortgage lending and servicing, as mandated by the Dodd-Frank Act
- the Home Mortgage Disclosure Act of 1975 and Regulation C, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the communities they serve;
- the Equal Credit Opportunity Act and Regulation B, prohibiting discrimination on the basis of race, color, religion, or other prohibited factors in extending credit;
- the Fair Credit Reporting Act of 1978, as amended by the Fair and Accurate Credit Transactions Act, and Regulation V, as well as the rules and regulations of the FDIC governing the use and provision of information to credit reporting agencies, certain identity theft protections and certain credit and other disclosures;
- the Fair Debt Collection Practices Act and Regulation F, governing the manner in which consumer debts may be collected by collection agencies; and
- the Real Estate Settlement Procedures Act, ("RESPA"), and Regulation X, which governs aspects of the settlement process for residential mortgage loans.

Our deposit operations are also subject to federal laws, such as:

- the FDIA, which, among other things, limits the amount of deposit insurance available per account to $250,000 and imposes other limits on deposit-taking;
- the Right to Financial Privacy Act, which imposes a duty to maintain the confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

- Check Clearing for the 21st Century Act (also known as "Check 21"), which gives "substitute checks," such as digital check images and copies made from that image, the same legal standing as the original paper check;
- the Electronic Funds Transfer Act and Regulation E, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of ATMs and other electronic banking services; and
- the Truth in Savings Act and Regulation DD, which requires depository institutions to provide disclosures so that consumers can make meaningful comparisons about depository institutions and accounts.

These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with clients when taking deposits or making loans to such clients. We must comply with the applicable provisions of these consumer protection laws and regulations as part of both our ongoing client relations and our regulatory compliance obligations.

Financial Privacy and Cybersecurity

Banking organizations are subject to many federal and state laws and regulations governing the collection, use and protection of customer information. Under the privacy protection provisions of the GLB Act and related laws and regulations, including Florida laws, we are limited in our ability to disclose non-public information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, require us to allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party and to not disclose account numbers or access codes to non-affiliated third parties for marketing purposes. Federal banking agencies, including the FDIC, have adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards. These guidelines, along with related regulatory materials, increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial services.

In addition, the federal banking agencies have adopted a rule to establish computer-security incident notification requirements for bank holding companies, banks and their service providers. Under the rule, banking organizations are required to notify their primary federal regulators within 36 hours of any incident that has materially disrupted or degraded, or is reasonably likely to materially disrupt or degrade, the banking organization's ability to deliver banking services to a material portion of its client base, jeopardize the viability of key operations, or impact the financial stability of the financial sector. The rule also imposes certain notification requirements on third-party bank service providers when they experience a computer-security incident that has caused, or is likely to cause a material service disruption or degradation for four or more hours. In such case, the service provider is required to notify its bank-designated point of contact as soon as possible upon discovery of the incident.

In addition to federal laws and regulations, we are subject to state laws governing customer privacy and cybersecurity. The Florida Information Protection Act of 2014 ("Florida Act") requires notification of the Florida Department of Legal Affairs of any breach involving personal information that affects more than 500 people as well as requiring notification of affected individuals of a breach. The Florida Act also requires us to take reasonable measures to protect and secure data in electronic form containing personal information and take all reasonable measures to dispose, or arrange for the disposal, of customer records containing personal information within our custody or control when the records are no longer to be retained. We incur significant costs and expenses in order to address compliance with the federal and state customer privacy and cybersecurity laws and regulations, and we expect such costs and expenses will continue into the future.

Consumer Financial Protection Bureau

The Consumer Financial Protection Bureau ("CFPB") is an independent regulatory authority housed within the Federal Reserve Board. The CFPB has broad authority to regulate the offering and provision of consumer financial products and to prevent institutions subject to its authority from engaging in "unfair and deceptive or abusive acts or practices" with respect to their offering of consumer financial products or services. The CFPB has the authority to supervise and examine depository institutions with more than $10.0 billion in assets for compliance with federal consumer laws. The authority to supervise and examine depository institutions with $10.0 billion or less in assets, such as U.S. Century Bank, for compliance with federal consumer laws remains largely with those institutions' primary federal regulators. However, the CFPB may participate in examinations of these smaller institutions on a "sampling basis" and may refer potential enforcement actions against such institutions to their primary regulators. As such, the CFPB may participate in examinations of U.S. Century Bank. In addition, states are permitted to adopt consumer protection laws and regulations that are stricter than the regulations promulgated by the CFPB, and state attorneys general are permitted to enforce consumer protection rules adopted by the CFPB against certain institutions.

The Volcker Rule

The Dodd-Frank Act prohibits (subject to certain exceptions) us and our affiliates from engaging in short term proprietary trading in securities and derivatives and from investing in and sponsoring certain investment companies defined in the rule as "covered funds" (including not only hedge funds, commodity pools and private equity funds, but also a range of asset securitization structures that do not meet exemptive criteria in the final rules). This statutory provision is commonly called the "Volcker Rule." At December 31, 2024, we are not subject to the Volcker Rule because of our asset size, which is below the $10.0 billion Volcker Rule threshold.

Community Reinvestment Act and Fair Lending Requirements

As previously noted, we are subject to certain fair lending requirements and reporting obligations involving home mortgage lending operations. We are also subject to certain requirements and reporting obligations under the federal Community Reinvestment Act ("CRA"). The CRA and its corresponding regulations are intended to encourage banks to help meet the credit needs of the communities they serve, including low- and moderate-income neighborhoods, consistent with safe and sound banking practices.

Accordingly, the CRA generally requires federal banking agencies to evaluate the record of a financial institution in meeting applicable CRA requirements. The CRA further requires the agencies to take into account our record of meeting community credit needs when evaluating applications for, among other things, new branches or mergers. We are also subject to analogous state CRA requirements in Florida and certain other states in which we may establish branch offices. In connection with their assessments of CRA performance, the FDIC and FOFR assign a rating of "outstanding," "satisfactory," "needs to improve," or "substantial noncompliance." We received a "satisfactory" CRA Assessment Rating from both regulatory agencies in our most recent CRA examinations in 2023. In addition to substantive penalties and corrective measures that may be required for a violation of certain fair lending laws, the federal banking agencies may take compliance with such laws and CRA into account when regulating and supervising other activities of the bank, including in acting on expansionary proposals such as when a bank submits an application to establish bank branches, merge with another bank, or acquire the assets and assume the liabilities of another bank. An unsatisfactory CRA and/or fair lending record could substantially delay or block any such transaction. The regulatory agency's assessment of the institution's record is made available to the public at www.ffiec.gov/craratings. Following its most recent CRA performance evaluation in April 2023, the Bank received an overall rating of "Satisfactory."

In October 2023, the federal banking agencies jointly issued a final rule to revise the regulations implementing the CRA. The final rule took effect on April 1, 2024, with staggered compliance dates; the applicability date for most of the provisions is January 1, 2026. The changes are designed to encourage banks to expand access to credit, investment and banking services in low and moderate income communities, adapt to changes in the banking industry including mobile and internet banking, provide greater clarity and consistency in the application of the CRA regulations and tailor CRA evaluations and data collection to bank size and type. The final rule implements a revised regulatory framework that, like the current framework, is based on bank asset size and business model. Under the final rule, a new "Retail Lending Test" is established except with banks with total assets of less than $600.0 million as of December 31 in either of the prior two calendar years have the option to maintain the current CRA evaluation framework, referred to in the final rule as the "Small Bank Lending Test," or opt into the Retail Lending Test. The Retail Lending Test evaluates a bank's record of helping to meet the credit needs of its community through the origination and purchase of residential mortgage, multi-family, small business, small farm and, in certain cases, automobile loans. Banks of all sizes will maintain the option to elect to be evaluated under a strategic plan with the final rule updating the standards for obtaining approval for such plan. The final rule continues the current approach of requiring banks to delineate specific "facility-based assessment areas," which comprise the areas around a bank's main office, branches, and deposit-taking remote service facilities (e.g., ATMs). The final rule allows banks to receive CRA credit for any qualified community development activity, regardless of location.

Call Reports and Examination Cycle

All institutions, regardless of size, submit a quarterly call report that includes data used by federal banking agencies to monitor the condition, performance, and risk profile of individual institutions and the industry as a whole. In June 2019, the federal banking agencies issued a final rule to permit insured depository institutions with total assets of less than $5 billion that do not engage in certain complex or international activities to file the most streamlined version of the quarterly call report, and to reduce data reportable on certain streamlined call report submissions.

Effect of Governmental Monetary Policies

The commercial banking business is affected not only by general economic conditions, but also by the monetary policies of the Federal Reserve. Changes in the discount rate on member bank borrowing, availability of borrowing at the "discount

window," open market operations, changes in the Fed Funds target interest rate, the imposition of changes in reserve requirements against member banks' deposits and assets of foreign banking centers and the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates are some of the instruments of monetary policy available to the Federal Reserve. These monetary policies are used in varying combinations to influence overall growth and distributions of bank loans, investments and deposits, which may affect interest rates charged on loans or paid on deposits. The monetary policies of the Federal Reserve have had a significant effect on the operating results of commercial banks and are expected to continue to do so in the future. The Federal Reserve's policies are primarily influenced by the dual mandate of price stability and full employment, and to a lesser degree by short-term and long-term changes in the international trade balance and in the fiscal policies of the U.S. government. Future changes in monetary policy and the effect of such changes on our business and earnings in the future cannot be predicted.

Future Legislation and Regulation

Congress may enact legislation from time to time that affects the regulation of the financial services industry, and state legislatures may enact legislation from time to time affecting the regulation of financial institutions chartered by or operating in those states. Federal and state regulatory agencies also periodically propose and adopt changes to their regulations or change the manner in which existing regulations are applied or interpreted. The substance or impact of pending or future legislation or regulation, or the application thereof, cannot be predicted, although enactment of proposed legislation has in the past and may in the future affect the regulatory structure under which we operate and may significantly increase our costs, impede the efficiency of our internal business processes, require us to increase our regulatory capital or modify our business strategy, or limit our ability to pursue business opportunities in an efficient manner. Our business, financial condition, results of operations or prospects may be adversely affected, perhaps materially, as a result of any such new legislation or regulations.

Federal Securities Laws and the Sarbanes-Oxley Act

USCB Financial Holdings, Inc.'s Class A common stock is registered with the SEC under Section 12(b) of the Securities Exchange Act of 1934. USCB Financial Holdings, Inc. is subject to the proxy and tender offer rules, insider trading reporting requirements and restrictions, and certain other requirements under the Exchange Act.

As a public company, USCB Financial Holdings, Inc. is also subject to the Sarbanes-Oxley Act of 2002 ("SOA"), which is applicable to all companies, both U.S. and non-U.S., that file periodic reports under the Exchange Act. The stated goals of the SOA were to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. The SEC is responsible for establishing rules to implement various provisions of the SOA. The SOA includes specific disclosure requirements and corporate governance rules, requires the SEC and securities exchanges to adopt extensive additional disclosure, corporate governance and other related rules and mandates further studies of certain issues by the SEC. The SOA represents significant regulation of the accounting profession and corporate governance practices, such as the relationship between a board of directors and management and between a board of directors and its committees.

As directed by the SOA, USCB Financial Holdings, Inc.'s principal executive officer and principal financial officer are required to certify that the Company's quarterly and annual reports do not contain any untrue statement of a material fact. The rules adopted by the SEC under the SOA have several requirements, including having these officers certify that: they are responsible for establishing, maintaining and regularly evaluating the effectiveness of our internal control over financial reporting; they have made certain disclosures to USCB Financial Holdings, Inc.'s auditors and the audit committee of the Board of Directors about USCB Financial Holdings, Inc.'s internal control over financial reporting; and they have included information in USCB Financial Holdings, Inc.'s quarterly and annual reports about their evaluation and whether there have been changes in USCB Financial Holdings, Inc.'s internal control over financial reporting or in other factors that could materially affect USCB Financial Holdings, Inc.'s internal control over financial reporting.

In March 2020, the SEC issued a final rule, effective April 27, 2020, under the SOA – Amendments to the Accelerated Filer and Large Accelerated Filer Definitions. As a result of the amendments, certain low revenue and/or low public float filers, while they remained obligated to provide a report by management assessing the effectiveness of their internal control over financial reporting ("ICFR"), were not required to provide an attestation report from their independent auditor assessing the effectiveness of their ICFR. The Company meets the amended definition of an accelerated filer as of January 1, 2025 and would normally be required to provide an attestation report from its independent auditor assessing the effectiveness of its ICFR. However, as long it is an eligible emerging growth company, such auditor attestation requirement will not apply to the Company. However, the Bank remains subject to independent auditor attestation required under FDIC regulations set forth at 12 C.F.R. §363.3(b).

Available Information

Our website address is www.uscentury.com. Our electronic filings with the FDIC (prior to the bank holding company reorganization) and the SEC (including all Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and if applicable, amendments to those reports) are available free of charge on the website as soon as reasonably practicable after they are electronically filed with, or furnished to, the FDIC or SEC. The information posted on our website is not incorporated into this Annual Report on Form 10-K. In addition, the FDIC and the SEC each maintains a website that contains reports and other information that is filed.

Item 1A. Risk Factors

This section contains a description of the material risk and uncertainties identified by management that could, individually or in combination, harm our business, results of operations, liquidity and financial condition. The risks described below are not all inclusive. We may face other risks that are not presently known, or that we presently deem immaterial, which may also adversely affect our business, results of operations, liquidity and financial condition. If any of these known or unknown risks or uncertainties actually occur, our business, results of operations, liquidity and financial condition could be materially and adversely affected.


Summary of Risk Factors


Our business is subject to a number of risks that could cause actual results to differ materially from those indicated by forward-looking statements made in this Form 10-K or presented elsewhere from time to time. These risks are discussed more fully in this Item 1A and include, without limitation, the following:

Risks Related to our Business and Operations

- Our business operations and lending activities are concentrated in South Florida, and we are more sensitive to adverse changes in the local economy than our more geographically diversified competitors.

- Our concentration of real estate loans in a limited market area exposes us to lending risks.

- The small- to medium-sized businesses to which we lend may have fewer resources to weather adverse business developments, which may impair a borrower's ability to repay a loan.

- Inflationary pressures and rising prices may affect our results of operations and financial condition.

- The soundness of other financial institutions could adversely affect us.

- Insufficient liquidity could impair our ability to fund operations and jeopardize our financial condition, results of operations, growth and prospects.

- Changes in U.S. trade policies and other global political factors beyond our control, including the imposition of tariffs, retaliatory tariffs, or other sanctions, may adversely impact our business, financial condition and results of operations.

- Our lending business is subject to credit risk, which could lead to unexpected losses.

- The transition from the use of LIBOR may adversely impact the interest rates paid on certain financial instruments.

- Natural disasters and severe weather events in Florida could have a material adverse impact on our business, financial condition and operations.

- Our business is subject to interest rate risk and variations in interest rates may materially and adversely affect our financial performance.

- A failure or the perceived risk of a failure to raise the statutory debt limit of the U.S. in the future could have a material adverse effect on our business, financial condition and results of operations.

- Our allowance for credit losses may not be sufficient to absorb potential losses in our loan portfolio.

- Our commercial loan portfolio may expose us to increased credit risk.

- The imposition of further limits by the bank regulators on commercial real estate lending activities could curtail our growth and adversely affect our earnings.

- Our SBA lending program depends on our status as a participant in the SBA's Preferred Lenders Program, and we face specific risks associated with originating SBA loans and selling the guaranteed portion thereof.

- The SBA may not honor its guarantees if we do not originate loans in compliance with SBA guidelines.

- Correspondent banking is an important part of our business, which creates increased BSA/AML risk.

- We may not recover all amounts that are contractually owed to us by our borrowers.

- Non-performing assets take significant time to resolve and adversely affect our results of operations and financial condition, and could result in further losses in the future.

- We engage in lending secured by real estate and may foreclose on the collateral and own the underlying real estate, subjecting us to the costs and potential risks associated with the ownership of real property and other risks, including exposure to environmental liability, or consumer protection initiatives or changes in state or federal law may substantially raise the cost of foreclosure or prevent us from foreclosing at all.

- We are exposed to risk of environmental liability when we take title to property.

- We are subject to certain operational risks, including, but not limited to, customer, employee or third-party fraud and data processing system failures and errors.

- We face significant operational risks because the nature of the financial services business involves a high volume of transactions.

- We have several large depositor relationships, the loss of which could force us to fund our business through more expensive and less stable sources.

- Our securities portfolio performance in difficult market conditions could have adverse effects on our results of operations.

- We may not effectively execute on our expansion strategy, which may adversely affect our ability to maintain our historical growth and earnings trends.

- New lines of business, products, product enhancements or services may subject us to additional risk.

- Our business needs and future growth may require us to raise additional capital and that capital may not be available on terms acceptable to us or may be dilutive to existing shareholders.

- We may grow through mergers or acquisitions, a strategy that may not be successful or, if successful, may produce risks in successfully integrating and managing the merged companies or acquisitions and may dilute our shareholders.

- The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

- Damage to our reputation could significantly harm our businesses.

- We face strong competition from financial services companies and other companies that offer banking services, which could materially and adversely affect our business.

- We must respond to rapid technological changes to remain competitive.

- We continually encounter technological change, and we may have fewer resources than many of our competitors to invest in technological improvements.

- Our current and future uses of Artificial Intelligence (AI) and other emerging technologies may create additional risks.

- A failure, interruption, or breach in the security of our systems, or those of our contracted vendors, could disrupt our business, result in the disclosure of confidential information, damage our reputation, and create significant financial and legal exposure.

- We rely on other companies to provide key components of our business infrastructure and our operations could be interrupted if our third-party service providers experience difficulty, terminate their services or fail to comply with banking regulations.

- Litigation and regulatory actions, including possible enforcement actions, could subject us to significant fines, penalties, judgments or other requirements resulting in increased expenses or restrictions on our business activities.

- Certain of our directors may have conflicts of interest in determining whether to present business opportunities to us or another entity with which they are, or may become, affiliated.

Risks Related to Our Tax, Accounting and Regulatory Compliance

- Our ability to recognize the benefits of our deferred tax assets is dependent on future cash flows and taxable income and may be materially impaired upon significant changes in ownership of our common stock.

- The accuracy of our financial statements and related disclosures could be affected if the judgments, assumptions or estimates used in our critical accounting policies are inaccurate.

- As a public company, we may not efficiently or effectively create an effective internal control environment, and any future failure to maintain effective internal control over financial reporting could impair the reliability of our financial statements, which in turn could harm our business, impair investor confidence in the accuracy and completeness of our financial reports and our access to the capital markets, cause the price of our Class A common stock to decline and subject us to regulatory penalties.

- We operate in a highly regulated environment, and the laws and regulations that govern our operations, corporate governance, executive compensation and accounting principles, or changes in them, or our failure to comply with them, could adversely affect us.

- We face a risk of noncompliance with the Bank Secrecy Act and other anti-money laundering statutes and regulations and corresponding enforcement proceedings.

- Significantly heightened regulatory and supervisory expectations and scrutiny in the United States have increased our compliance, regulatory, and other risks and costs and subject us to legal and regulatory examinations, investigations, and enforcement actions.

- We are subject to capital adequacy requirements and may become subject to more stringent capital requirements, which could adversely affect our financial condition and operations.

- We are periodically subject to examination and scrutiny by a number of banking agencies and, depending upon the findings and determinations of these agencies, we may be required to make adjustments to our business that could adversely affect us.

- We are subject to numerous laws and regulations of certain regulatory agencies designed to protect consumers, including the Community Reinvestment Act, or CRA, and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

- Climate change and related legislative and regulatory initiatives may materially affect our business and results of operations.

- Increasing scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to our environmental, social and governance practices may impose additional costs on us or expose us to new or additional risks.

Risks Related to Our Class A Common Stock

- Our ability to pay dividends is subject to restrictions.

- The market price and trading volume of our Class A common stock may be volatile, which could result in rapid and substantial losses for our shareholders.

- There are significant restrictions in our Articles of Incorporation that restrict the ability to sell our capital stock to shareholders that would own 4.95% or more of our stock, excluding our Significant Investors.

- Because we are an emerging growth company and because we have decided to take advantage of certain exemptions from various reporting and other requirements applicable to emerging growth companies, our Class A common stock could be less attractive to investors.

- Because we have elected to use the extended transition period for complying with new or revised accounting standards for an "emerging growth company," our financial statements may not be comparable to companies that comply with these accounting standards as of the public company effective dates.

- We have existing investors that own a significant amount of our common stock whose individual interests may differ from yours.

- Provisions in our governing documents and Florida law may have an anti-takeover effect and there are substantial regulatory limitations on changes of control of the Company.

Risks Related to our Business and Operations

Our business operations and lending activities are concentrated in South Florida, and we are more sensitive to adverse changes in the local economy than our more geographically diversified competitors.

Unlike many of our larger competitors that maintain significant operations located outside of our market area, most of our customers are concentrated in South Florida. In addition, we have a high concentration of loans secured by real estate located in South Florida. Therefore, our success depends upon the general economic conditions in South Florida, which may differ from the economic conditions in other areas of the U.S. or the U.S. generally.

Our real estate collateral provides an alternate source of repayment in the event of default by the borrower; however, the value of the collateral may decline during the time the credit is outstanding. The concentration of our loans in the South Florida area subjects us to risk that a downturn in the local economy or recession in this area could result in a decrease in loan originations and increases in delinquencies and foreclosures, which would have a greater negative effect on us than if our lending were more geographically diversified. Additionally, the COVID-19 pandemic accelerated the adoption of remote work options, potentially influencing the long-term performance of office properties within our commercial real estate portfolio. If we are required to liquidate our real estate collateral securing a loan during a period of reduced real estate values to satisfy the debt, our earnings and capital could be adversely affected. Moreover, since a large portion of our loan portfolio is secured by properties located in South Florida, the occurrence of a natural disaster, such as a hurricane, or a man-made disaster could result in a decline in loan originations, a decline in the value or the destruction of mortgaged properties and an increase in the risk of delinquencies, foreclosures or loss on loans originated by us. We may suffer further losses due to the decline in the value of the properties underlying our mortgage loans, which would have an adverse impact on our results of operations and financial condition.

A downturn in the local economy generally may lead to loan losses that are not offset by operations in other markets; it may also reduce the ability of our customers to grow or maintain their deposits with us. For these reasons, any regional or local economic downturn that affects South Florida, or existing or prospective borrowers or depositors in South Florida, could have a material adverse effect on our business, financial condition and results of operations.

In addition, there are continuing concerns related to, among other things, the increasing level of U.S. government debt and fiscal actions that may be taken to address that debt, price fluctuations of key natural resources, inflation, the potential resurgence of economic and political tensions with China, the continuing war in Ukraine, the conflict in Gaza and the level of oil and natural gas prices due to, among other things, Russian supply disruptions resulting from the ongoing Ukrainian conflict, each of which may have a destabilizing effect on financial markets and economic activity. Economic pressure on consumers and overall economic uncertainty may result in changes in consumer and business spending, borrowing and saving habits. These economic conditions and/or other negative developments in the domestic or international credit markets or economies may significantly affect the markets in which we do business, the value of our loans and investments, and our ongoing operations, costs and profitability.

Our concentration of real estate loans in a limited market area exposes us to lending risks.

At December 31, 2024, approximately $1,426 million, or 72.6%, of our total loan portfolio, was secured by real estate, in particular commercial real estate, most of which is located in our primary lending market area of the Miami metropolitan statistical area. Future declines in the real estate values in our primary lending market and surrounding markets could significantly impair the value of the particular real estate collateral securing our loans and our ability to sell the collateral upon foreclosure for an amount necessary to satisfy the borrower's obligations to us. This could require increasing our allowance for credit losses to address the decrease in the value of the real estate securing our loans, which could have a material adverse effect on our business, financial condition, results of operations, and growth prospects.

The small- to medium-sized businesses to which we lend may have fewer resources to weather adverse business developments, which may impair a borrower's ability to repay a loan.

We target our business development and marketing strategies primarily to serve the banking and financial services needs of SMBs and the owners and operators of those businesses. SMBs generally have fewer financial resources in terms of capital or borrowing capacity than larger entities, frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete, and may experience substantial volatility in operating results, any of which, individually or in the aggregate, may impair their ability as a borrower to repay a loan. In addition, the success of SMBs often depends on the management skills, talents and efforts of a small group of key people, and the death, disability or resignation of one or more of these individuals could have an adverse impact on the business and its ability to repay its loan. If general economic conditions negatively impact the markets in which we operate or any of our borrowers otherwise are affected by adverse business developments, our SMB borrowers may be disproportionately affected and their ability to repay outstanding loans may be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations.

Inflationary pressures and rising prices may affect our results of operations and financial condition.

The inflationary outlook in the United States remains uncertain. As of December 31, 2024, the consumer price index was 2.9% year-over-year. While this is a significant reduction to the rate of inflation experienced in 2022 and 2023, it is still above the FRB's targeted rate. The risks to our business from inflation depend on the durability of the inflationary pressures in our markets. Although the FRB has reduced the federal funds rate three times in 2024, no assurance can be given that it will continue to do so. At the end of January 2025, the FRB determined not to reduce the federal funds rate. The resurgence of elevated levels of inflation could lead the FRB to cease reducing its benchmark rate or potentially starting to increase it again which could, in turn, increase the borrowings costs of our customers, making it more difficult for them to repay their loans or other obligations. Elevated interest rates may be needed to tame inflationary price pressures, which could also push down asset prices, including collateral values, and weaken economic activity.

As inflation increases and market interest rates rise the value of our investment securities, particularly those with longer maturities, decreases, although this effect can be less pronounced for floating-rate instruments. In addition, inflation generally increases the cost of goods and services we use in our business operations, such as electricity and other utilities, which increases our noninterest expenses. Also, a prolonged period of inflation could cause wages and other of our costs to increase, which could adversely affect our results of operations and financial condition. Furthermore, our customers are also affected by inflation and the rising costs of goods and services used in their households and businesses, which could have a negative impact on their ability to repay their loans with us. In addition, SMBs may be impacted more during periods of high inflation, as they are not able to leverage economics of scale to mitigate cost pressures compared to larger businesses. Consequently, the ability of our business customers to repay their loans may deteriorate, and in some cases this deterioration may occur quickly, which would adversely impact our results of operations and financial condition.

The soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding and other transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to different industries and counterparties, and through transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, and other institutional clients. Defaults by, or even rumors or questions about, one or more financial institutions or market utilities, or the financial services industry generally, may lead to market-wide liquidity problems, losses of depositor, creditor and counterparty confidence and losses or defaults by us or by other institutions. These losses or defaults could have a material adverse effect on our business, financial condition, results of operations and growth prospects. Additionally, if our competitors were extending credit on terms we found to pose excessive risks, or at interest rates which we believed did not warrant the credit exposure, we may not be able to maintain our business volume and could experience deteriorating financial performance.

Insufficient liquidity could impair our ability to fund operations and jeopardize our financial condition, results of operations, growth and prospects.

Effective liquidity management is essential for the operation of our business. Although we have implemented strategies to maintain sufficient and diverse sources of funding to accommodate planned, as well as unanticipated, liquidity needs (including changes in assets, liabilities, and off-balance sheet commitments under various economic conditions), an inability to raise funds through deposits, borrowings, the sale of investment securities and other sources could have a material adverse effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity due to a market disruption, a decrease in the borrowing capacity assigned to our pledged assets by our secured creditors, competition from other financial institutions which could drive up the costs of deposits or adverse regulatory action against us. Deterioration in economic conditions and the loss of confidence in financial institutions may increase our cost of funding and limit our access to some of our customary sources of liquidity, including, but not limited to, inter-bank borrowings and borrowings from the Federal Home Loan Bank of Atlanta, or the FHLB, and the Federal Reserve Bank of Atlanta. Our ability to acquire deposits or borrow could also be impaired by factors that are not specific to us, such as a severe disruption of the financial markets or negative views and expectations about the prospects for the financial services industry generally as a result of conditions faced by banking organizations in the domestic and international credit markets. Any decline in available funding or cost of liquidity could adversely impact our ability to originate loans, invest in securities, meet our expenses or fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could, in turn, have an adverse effect on our business, financial condition, and results of operations.

Changes in U.S. trade policies and other global political factors beyond our control, including the imposition of tariffs, retaliatory tariffs, or other sanctions, may adversely impact our business, financial condition and results of operations.

There have been, and may be in the future, changes with respect to U.S. and international trade policies, legislation, treaties and tariffs, embargoes, sanctions and other trade restrictions. In early February, the new U.S. administration imposed through executive orders a new tariff policy, imposing a 25% duty on merchandise imports from Mexico and Canada alongside a 10% tariff on Chinese imports. The executive orders included an exemption for Canadian energy resources, subject to a reduced 10% tariff. The tariffs were set to take effect on February 4, 2025, but following discussions between the United States and each of Canada and Mexico, the U.S. administration agreed to a pause of at least 30 days in the implementation of the duties. The tariffs on China went into effect as scheduled on February 4, 2025. This led to 10% to 15% retaliatory tariffs on U.S. energy and farm machinery imports being imposed by China on February 9, 2025. Subsequently, the U.S. administration announced the United States would impose a 25% tariff on all imports of steel and aluminum, coming into force in mid-March 2025. In addition, an additional 10% tariff was announced to be imposed on China in early March 2025. Tariffs, retaliatory tariffs or other trade restrictions on products and materials that customers import or export, or a trade war or other related governmental actions related to tariffs, international trade agreements or policies or other trade restrictions have the potential to negatively impact our customers' costs, demand for our products, or the U.S. economy or certain sectors thereof and, thus, could adversely impact our business, financial condition and results of operations. As a result of Russia's invasion of Ukraine, the U.S. imposed, and may continue to impose material additional, financial and economic sanctions and export controls against certain Russian organizations and/or individuals, with similar actions either implemented or planned by the European Union ("EU") and the United Kingdom ("UK") and other jurisdictions. The U.S., the UK, and the EU have each imposed packages of financial and economic sanctions that, in various ways, constrain transactions with numerous Russian entities and individuals; transactions in Russian sovereign debt; and investment, trade, and financing to, from, or in certain regions of Ukraine. Moreover, actions by Russia, and any further measures taken by the U.S. or its allies, could have negative impacts on regional and global financial markets and economic conditions. To the extent changes in the global political environment, including the continuing war in Ukraine and the continued heightened tensions between Russia and the U.S., NATO, the EU and the UK, as well as the conflict in Gaza, have a negative impact on us or on the markets in which we operate, our business, results of operations and financial condition could be materially and adversely impacted.

Our lending business is subject to credit risk, which could lead to unexpected losses.

Our primary business involves making loans to customers. The business of lending is inherently risky because the principal or interest on the loan may not be repaid timely or at all or the value of any collateral securing the loan may be insufficient to cover our outstanding exposure. These risks may be affected by the strength or weakness of the particular borrower's business sector and local, regional and national market and economic conditions. Many of our loans are made to SMBs that may be less able to withstand competitive, economic and financial pressures than larger borrowers. Our risk management practices, such as monitoring the concentration of our loans within specific industries in which we lend and

concentrations with individual borrowers or related borrowers, and our credit approval practices, may not adequately reduce credit risk. In addition, there are risks inherent in making any loan, including risks relating to proper loan underwriting, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers, including the risk that a borrower may not provide information to us about their business in a timely manner, may present inaccurate or incomplete information to us, may lack a U.S. credit history, or may leave the U.S. without fulfilling their loan obligations, leaving us with little recourse to them personally, and/or risks relating to the value of collateral. In order to manage credit risk successfully, we must, among other things, maintain disciplined and prudent underwriting standards and ensure that our lenders follow those standards. The weakening of these standards for any reason, such as an attempt to attract higher yielding loans, a lack of discipline or diligence by our employees in underwriting and monitoring loans, the inability of our employees to adequately adapt policies and procedures to changes in economic or any other conditions affecting borrowers and the quality of our loan portfolio, may result in loan defaults, foreclosures and additional charge-offs and may necessitate that we significantly increase our allowance for credit losses, each of which could adversely affect our net income. A failure to effectively manage credit risk associated with our loan portfolio could lead to unexpected losses and have a material adverse effect on our business, financial condition and results of operations.

The transition from the use of LIBOR may adversely impact the interest rates paid on certain financial instruments.

LIBOR (the London InterBank Offered Rate) was used as a reference rate for certain of the Corporation's adjustable-rate loans and bonds. In 2017, the U.K. Financial Conduct Authority, which regulates LIBOR, announced that the publication of LIBOR would not be guaranteed beyond 2021. In December 2020, the administrator of LIBOR announced its intention to (i) cease the publication of the one-week and two-month U.S. dollar LIBOR after December 31, 2021, and (ii) cease the publication of all other tenors of U.S. dollar LIBOR (one, three, six and 12 month LIBOR) after June 30, 2023. The remaining synthetic LIBOR was published for the last time as of September 30, 2024. Synthetic LIBOR was a temporary measure to allow entities to transition to alternative risk-free reference rates.

There are ongoing efforts to establish an alternative reference rate. The Federal Reserve Board, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, supports replacing LIBOR with SOFR (Secured Overnight Financing Rate), a new index calculated by short-term repurchase agreements backed by Treasury securities. The Bank adopted SOFR as its preferred benchmark as an alternative to LIBOR for use in new contracts in 2023.

While the Adjustable Interest Rate (LIBOR) Act and implementing regulations will help to transition legacy LIBOR contracts to a new benchmark rate, the substitution of SOFR for LIBOR may have potentially significant economic impacts on parties to affected contracts. SOFR is different from LIBOR in that it is a retrospective-looking secured rate rather than a forward-looking unsecured rate. Additionally, while SOFR appears to be the preferred replacement rate for LIBOR, it is not possible to predict whether SOFR will ultimately prevail in the market as the definitive replacement for LIBOR. Uncertainty as to the nature of alternative reference rates, and as to potential changes or other reforms related to the transition from LIBOR, may adversely affect the value of LIBOR-based financial arrangements of the Company.

Natural disasters and severe weather events in Florida could have a material adverse impact on our business, financial condition and operations.

Our operations and our customer base are primarily located in South Florida. This region is vulnerable to natural disasters and severe weather events or acts of God, such as hurricanes or tropical storms, which can have a material adverse impact on our loan portfolio, our overall business, financial condition and operations, cause widespread property damage and have the potential to significantly depress the local economies in which we operate. Future adverse weather events in Florida could potentially result in extensive and costly property damage to businesses and residences, depress the value of property serving as collateral for our loans, force the relocation of residents, and significantly disrupt economic activity in the region.

We cannot predict the extent of damage that may result from such adverse weather events, which will depend on a variety of factors that are beyond our control, including, but not limited to, the severity and duration of the event, the timing and level of government responsiveness, the pace of economic recovery and availability of insurance to cover losses. In addition, the nature, frequency and severity of these adverse weather events and other natural disasters may be exacerbated by climate change. If a significant adverse weather event or other natural disaster were to occur, it could have a materially adverse impact on our financial condition, results of operations and our business, as well as potentially increase our exposure to credit and liquidity risks.

Our business is subject to interest rate risk, and variations in interest rates may materially and adversely affect our financial performance.

Changes in the interest rate environment may reduce our profits. It is expected that our primary source of income will continue to be from the differential or "spread" between the interest earned on loans, securities and other interest-earning assets, and the interest paid on deposits, borrowings and other interest-bearing liabilities. Net interest spreads are affected, in part, by the difference between the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities. Changes in market interest rates generally affect loan volume, loan yields, funding sources and funding costs. Our net interest spread depends on many factors that are partly or completely out of our control, including competition, general economic conditions, and federal economic monetary and fiscal policies, and in particular, the Federal Reserve's policy determinations with respect to interest rates.

During 2022 and 2023, the Federal Open Market Committee (the "FOMC") increased certain benchmark interest rates to reduce the rate of inflation to the extent necessary to reduce inflation to the rate that the FOMC believes is appropriate. All of these increases were expressly made in response to inflationary pressures. In 2024, the FOMC decreased such benchmark rates three times. However, there can be no assurances as to any future FOMC action, including whether it continues to decrease the federal funds rate or implements increases. In late January 2025, the FOMC determined to not change the federal funds rate at 4.25% to 4.5%.

While an increase in interest rates may increase our weighted average loan yield, it may adversely affect the ability of certain borrowers with variable rate loans to pay the contractual interest and principal due to us. Following an increase in interest rates, our ability to maintain a positive net interest spread is dependent on our ability to increase our loan offering rates, replace loans that mature and repay or that prepay before maturity with new originations at higher rates, minimize increases on our deposit rates, and maintain an acceptable level and composition of funding. We cannot provide assurances that we will be able to increase our loan offering rates and continue to originate loans due to the competitive landscape in which we operate. Additionally, we cannot provide assurances that we can minimize the increases in our deposit rates while maintaining an acceptable level of deposits. Due to competitive pressures in 2023, we increased the rates paid on our interest-bearing deposits such that our weighted average cost of deposits increased from 0.62% for 2022 to 3.04% for 2023. However, in 2024, in light of the FOMC's actions to decrease the federal funds rate three times, we decreased the rates paid on our interest-bearing deposits. As a result, while the overall funds increased, the cost of it increased at a lesser pace when compared to the increase in cost of deposits from 2022 to 2023. Finally, we cannot provide any assurances that we can maintain our current levels of noninterest-bearing deposits as customers may seek higher-yielding products due to the increased interest rates being paid on deposits currently, as compared to 2023 and 2022.

Accordingly, changes in levels of interest rates could materially and adversely affect our net interest margin, asset quality, loan origination volume, average loan portfolio balance, liquidity, and overall profitability.

A failure or the perceived risk of a failure to raise the statutory debt limit of the U.S. in the future could have a material adverse effect on our business, financial condition and results of operations.

Ongoing U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns, or a recession in the United States. Although U.S. lawmakers have passed legislation in the past to raise the federal debt ceiling on multiple occasions, including the most recent increase in June 2023, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the United States. On January 1, 2025, the extension of the debt ceiling limit effected in June 2023 expired. The debt ceiling was reinstated on January 2, 2025, at $36.1 trillion, a figure reflecting the total federal debt accumulated by that date. In late January 2025, the U.S. Treasury began employing various measures, such as suspending investments in federal retirement funds and halting the issuance of certain securities, to continue financing government operations. There are proposals to increase the debt ceiling limit by $4.0 trillion, subject to agreements on other matters including extending $4.5 trillion in tax cuts from the 2017 Tax Cuts and Jobs Act (set to expire in 2025) and implementing $2 trillion in mandatory spending reductions over a decade. The impact of this or any further downgrades to the U.S. government's sovereign credit rating or its perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. These developments could cause interest rates and borrowing costs to rise (unless the Federal Reserve re-initiates quantitative easing), which may negatively impact our ability to access the debt markets on favorable terms. In addition, disagreement over the federal budget has caused the U.S. federal government to shut down for periods of time. Continued adverse political and economic conditions could have a material adverse effect on our business, financial condition and results of operations.

Our allowance for credit losses may not be sufficient to absorb potential losses in our loan portfolio.

We maintain an allowance for credit losses that represents management's judgment of probable losses and risks inherent in our loan portfolio. The level of the allowance reflects management's continuing evaluation of general economic

conditions, present political and regulatory conditions, diversification and seasoning of the loan portfolio, historic loss experience, identified credit problems, delinquency levels and adequacy of collateral. Determining the appropriate level of our allowance for credit losses involves a degree of subjective judgment and requires management to make significant estimates of and assumptions regarding current credit risks and future trends, all of which may undergo material changes.

Inaccurate management assumptions, deterioration of economic conditions affecting borrowers, new negative information regarding existing loans, identification of additional problem loans or deterioration of existing problem loans, and other factors (including third-party review and analysis), both within and outside of our control, may require us to increase our allowance for credit losses. In addition, our regulators, as an integral part of their periodic examinations, review our methodology for calculating, and the adequacy of, our allowance for credit losses and may direct us to make additions to the allowance based on their judgments about information available to them at the time of their examination. Further, if actual charge-offs in future periods exceed the amounts allocated to our allowance for credit losses, we may need additional provisions for credit losses to restore the adequacy of our allowance for credit losses. Finally, the measure of our allowance for credit losses depends on the adoption and interpretation of accounting standards. The Financial Accounting Standards Board, or FASB, issued a new credit impairment model, the Current Expected Credit Loss, or CECL model, which became applicable to us on January 1, 2023. CECL requires financial institutions to estimate and develop a provision for credit losses over the lifetime of the loan at origination, as opposed to reserving for incurred or probable losses up to the balance sheet date. Under the CECL model, expected credit deterioration will be reflected in the income statement in the period of origination or acquisition of a loan, with changes in expected credit losses due to further credit deterioration or improvement reflected in the periods in which the expectation changes. As a result of the initial implementation of CECL, we incurred as of January 1, 2023 a $1.1 million cumulative effect of the adoption of CECL. Moreover, the CECL model may create more volatility in our level of allowance for credit losses. If we are required to materially increase our level of allowance for credit losses for any reason, such increase could adversely affect our business, prospects, cash flow, liquidity, financial condition and results of operations.

Our commercial loan portfolio may expose us to increased credit risk.

Commercial business and real estate loans generally have a higher risk of loss because loan balances are typically larger than residential real estate and consumer loans and repayment is usually dependent on cash flows from the borrower's business or the property securing the loan. Our commercial business loans are primarily made to small business and middle market customers. These loans typically involve repayment that depends upon income generated, or expected to be generated, by the property securing the loan and/or by the cash flow generated by the business borrower and may be adversely affected by changes in the economy or local market conditions. These loans expose a lender to the risk of having to liquidate the collateral securing these loans at times when there may be significant fluctuation of commercial real estate values or to the risk of inadequate cash flows to service the commercial loans. Unexpected deterioration in the credit quality of our commercial business and/or real estate loan portfolio could require us to increase our allowance for credit losses, which would reduce our profitability and could have an adverse effect on our business, financial condition, and results of operations.

Commercial construction loans generally have a higher risk of loss due to the assumptions used to estimate the value of property at completion and the cost of the project, including interest. It can be difficult to accurately evaluate the total funds required to complete a project, and construction lending often involves the disbursement of substantial funds with repayment dependent, in large part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan from sources other than the subject project. If the assumptions and estimates are inaccurate, the value of completed property may fall below the related loan amount. If we are forced to foreclose on a project prior to completion, we may be unable to recover the entire unpaid portion of the loan, which would lead to losses. In addition, we may be required to fund additional amounts to complete a project, incur taxes, maintenance and compliance costs for a foreclosed property and may have to hold the property for an indeterminate period of time, any of which could adversely affect our business, prospects, cash flow, liquidity, financial condition and results of operations.

The imposition of further limits by the bank regulators on commercial real estate lending activities could curtail our growth and adversely affect our earnings.

The FDIC, the Federal Reserve and the Office of the Comptroller of the Currency have promulgated joint guidance on sound risk management practices for financial institutions with concentrations in commercial real estate lending. Under this guidance, a financial institution that, like us, is actively involved in commercial real estate lending should perform a risk assessment to identify concentrations. Regulatory guidance on concentrations in commercial real estate lending provides that a bank's commercial real estate lending exposure could receive increased supervisory scrutiny where total commercial real estate loans, including loans secured by multi-family residential properties, owner-occupied and nonowner-occupied investor real estate, and construction and land loans, represent 300% or more of an institution's total risk-based capital, and the outstanding balance of the commercial real estate loan portfolio has increased by 50% or more during the preceding 36

months. At December 31, 2024, our total commercial investor real estate loans, including loans secured by apartment buildings, commercial real estate, and construction and land loans represented 366% of the Bank's total risk-based capital and the growth in the commercial real estate portfolio exceeded 50% over the preceding 36 months. The particular focus of the guidance is on exposure to commercial real estate loans that are dependent on the cash flow from the real estate held as collateral and that are likely to be at greater risk to conditions in the commercial real estate market (as opposed to real estate collateral held as a secondary source of repayment or as an abundance of caution). The purpose of the guidance is to guide institutions in developing risk management practices and capital levels commensurate with the level and nature of real estate concentrations. Management has established a commercial real estate lending framework to monitor specific exposures and limits by types within the commercial real estate portfolio and takes appropriate actions, as necessary. While we believe we have implemented policies and procedures with respect to our commercial real estate loan portfolio consistent with this guidance, the FDIC, the Bank's primary federal regulator, could require us to implement additional policies and procedures pursuant to their interpretation of the guidance that may result in additional costs to us. In addition, If the FDIC were to impose restrictions on the amount of commercial real estate loans we can hold in our portfolio, our earnings would be adversely affected.

Our SBA lending program is dependent upon the federal government and our status as a participant in the SBA's Preferred Lenders Program, and we face specific risks associated with originating SBA loans and selling the guaranteed portion thereof.

We have been approved by the SBA to participate in the SBA's Preferred Lenders Program. As an SBA Preferred Lender, we enable our clients to obtain SBA loans without being subject to the potentially lengthy SBA approval process necessary for lenders that are not SBA Preferred Lenders. The SBA periodically reviews the lending operations of participating lenders to assess, among other things, whether the lender exhibits prudent risk management. When weaknesses are identified, the SBA may request corrective actions or impose enforcement actions, including revocation of the lender's Preferred Lender status. If we lose our status as an SBA Preferred Lender, we may lose some or all of our customers to lenders who are SBA Preferred Lenders, which could adversely affect our business, financial condition and results of operations.

We generally sell the guaranteed portion of our SBA 7(a) loans in the secondary market. These sales have resulted in both premium income for us at the time of sale and created a stream of future servicing income. There can be no assurance that we will be able to continue originating these loans, that a secondary market for these loans will continue to exist or that we will continue to realize premiums upon the sale of the guaranteed portion of these loans. When we sell the guaranteed portion of our SBA 7(a) loans, we incur credit risk on the non-guaranteed portion of the loans, and if a customer defaults on the non-guaranteed portion of a loan, we share any loss and recovery related to the loan pro-rata with the SBA.

The laws, regulations and standard operating procedures that are applicable to SBA loan products may change in the future. We cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, especially our organization, changes in the laws, regulations and procedures applicable to SBA loans could adversely affect our ability to operate profitably. In addition, the aggregate amount of SBA 7(a) and 504 loan guarantees by the SBA must be approved each fiscal year by the federal government. We cannot predict the amount of SBA 7(a) loan guarantees in any given fiscal year. If the federal government were to reduce the amount of SBA loan guarantees, such reduction could adversely impact our SBA lending program, including making and selling the guaranteed portion of fewer SBA 7(a) and 504 loans. In addition, any default by the U.S. government on its obligations or any prolonged government shutdown could, among other things, impede our ability to originate SBA loans or sell such loans in the secondary market, which could materially and adversely affect our business, financial condition and results of operations.

The SBA may not honor its guarantees if we do not originate loans in compliance with SBA guidelines.

SBA lending programs typically guarantee 75.0% of the principal on an underlying loan. If the SBA establishes that a loss on an SBA guaranteed loan is attributable to significant technical deficiencies in the manner in which the loan was originated, funded or serviced by us, the SBA may seek recovery of the principal loss related to the deficiency from us notwithstanding that a portion of the loan was guaranteed by the SBA, which could adversely affect our business, financial condition and results of operations. While we follow the SBA's underwriting guidelines, our ability to do so depends on the knowledge and diligence of our employees and the effectiveness of controls we have established. If our employees do not follow the SBA guidelines in originating loans and if our loan review and audit programs fail to identify and rectify such failures, the SBA may reduce or, in some cases, refuse to honor its guarantee obligations and we may incur losses as a result.

Correspondent banking is an important part of our business, which creates increased BSA/AML risk.

As our business model includes correspondent services to banks in Latin America and the Caribbean, these cross-border correspondent banking relationships pose unique risks because they create situations in which a U.S. financial institution will be handling funds from a financial institution in Latin America and the Caribbean whose customers may not be transparent to us. Moreover, many foreign financial institutions, including in Latin America and the Caribbean where our correspondent banking services are located, are not subject to the same or similar regulatory guidelines as U.S. banks. Accordingly, these foreign institutions may pose greater money laundering risk to their respective U.S. bank correspondent(s). Because of the large amount of funds, multiple transactions, and our potential lack of familiarity with a foreign correspondent financial institution's customers, these customers may be able to more easily conceal the source and use of illicit funds. Consequently, we may have a higher risk of non-compliance with the Bank Secrecy Act of 1970, as amended ("BSA") and other anti-money laundering ("AML") rules and regulations due to our correspondent banking relationships with foreign financial institutions. Additionally, international private banking places additional pressure on our policies, procedures and systems for complying with the BSA, and AML statutes and regulations as well as the recently enacted CTA. Our failure to strictly adhere to the terms and requirements of our OFAC license or our failure to adequately manage our BSA/AML compliance risk in light of our correspondent banking relationship with foreign financial institutions and international private banking could result in regulatory or other actions being taken against us, including the imposition of civil money penalties, formal agreements and cease and desist orders. Furthermore, failure to meet regulatory requirements could require us to incur additional significant costs in order to bring our BSA/AML processes and procedures into compliance, negatively impact our reputation, and have a material adverse effect on our business, financial condition and results of operations.

In recent years, sanctions that the regulators have imposed on banks that have not complied with all BSA and AML requirements have been especially severe. In order to comply with regulations, guidelines and examination procedures in this area, we have dedicated significant resources to our BSA/AML process and procedures. If our policies, procedures and systems are deemed deficient, we could be subject to liability, including fines and regulatory actions such as additional restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, such as acquisitions.

We may not recover all amounts that are contractually owed to us by our borrowers.

We are dependent on the collection of loan principal, interest, and fees to partially fund our operations. A shortfall in collections and proceeds may impair our ability to fund our operations or to repay our existing debt.

When we lend funds, commit to fund a loan or enter into a letter of credit or other credit-related contract with a counterparty, we incur credit risk. The credit quality of our portfolio can have a significant impact on our earnings. We expect to experience charge-offs and delinquencies on our loans in the future. Our customers' actual operating results may be worse than our underwriting contemplated when we originated the loans, and in these circumstances, we could incur substantial impairment or loss of the value on these loans. We may fail to identify problems because our customer did not report them in a timely manner or, even if the customer did report the problem, we may fail to address it quickly enough or at all, or some loans, due to market circumstances, may not be able to be fully rehabilitated. Even if customers provide us with full and accurate disclosure of all material information concerning their businesses, we may misinterpret or incorrectly analyze this information. Mistakes may cause us to make loans that we otherwise would not have made or to fund advances that we otherwise would not have funded, either of which could result in losses on loans, or necessitate that we significantly increase our allowance for loan and lease losses. As a result, we could suffer loan losses and have non-performing loans, which could have a material adverse effect on our net earnings and results of operations and financial condition, to the extent the losses exceed our allowance for loan and lease losses.

Some of our loans are secured by liens on specified collateral of the borrowers and we may not obtain or properly perfect our liens or the value of the collateral securing any particular loan may not be sufficient to protect us from suffering a partial or complete loss if the loan becomes non-performing and we proceed to foreclose on or repossess the collateral. With respect to loans that we originate for condominium or homeowners' associations ("Associations"), these loans are primarily secured by and rely upon the cash flow received by the Associations from payments received from their property owners, as well as cash on hand. These Associations rely upon payments received from their property owners in order to perform on these loans and for the loan collateral. Accordingly, our ability to recover amounts on non-performing loans made to Associations is dependent upon the Association having sufficient cash on hand for repayment of the loan and/or having the ability to impose assessments on its property owners, some of whom may not have the ability to pay such assessments. In such events, we could suffer loan losses, which could have a material adverse effect on our net earnings, allowance for loan and lease losses, financial condition, and results of operations.

Non-performing assets take significant time to resolve and adversely affect our results of operations and financial condition, and could result in further losses in the future.

Non-performing assets adversely affect our net income in various ways. We do not record interest income on nonaccrual loans or other real estate owned ("OREO"), thereby adversely affecting our net income and returns on assets and equity, increasing our loan administration costs and adversely affecting our efficiency ratio. When we take collateral in foreclosure and similar proceedings, we are required to mark the collateral to its then-fair market value, which may result in a loss. Non-performing loans and OREO also increase our risk profile and the level of capital our regulators believe is appropriate for us to maintain in light of such risks. The resolution of non-performing assets requires significant time commitments from management and can be detrimental to the performance of their other responsibilities. In addition, there are legal fees associated with the resolution of problem assets as well as carrying costs such as taxes, insurance, and maintenance related to OREO. If we experience increases in non-performing loans and non-performing assets, our net interest income may be negatively impacted and our loan administration costs could increase, each of which could have an adverse effect on our net income and related ratios, such as return on assets and equity.

We engage in lending secured by real estate and may foreclose on the collateral and own the underlying real estate, subjecting us to the costs and potential risks associated with the ownership of real property, including exposure to environmental liability, or consumer protection initiatives or changes in state or federal law may substantially raise the cost of foreclosure or prevent us from foreclosing at all.

Since we originate loans secured by real estate, we may have to foreclose on the collateral property to recover our investment and may thereafter own and operate such property, in which case we would be exposed to the risks inherent in the ownership of real estate. The amount that we, as a mortgagee, may realize after a foreclosure depends on factors outside of our control, including, but not limited to, general or local economic conditions, environmental cleanup liabilities, various assessments relating to the ownership of the property, interest rates, real estate tax rates, operating expenses of the mortgaged properties, our ability to obtain and maintain adequate occupancy of the properties, zoning laws, governmental and regulatory rules, and natural disasters. Our inability to manage the amount of costs or size of the risks associated with the ownership of real estate, or write-downs in the value of OREO, could have an adverse effect on our business, financial condition, and results of operations.

Additionally, consumer protection initiatives or changes in state or federal law may substantially increase the time and expenses associated with the residential foreclosure process or prevent us from foreclosing at all. A number of states in recent years have either considered or adopted foreclosure reform laws that make it substantially more difficult and expensive for lenders to foreclose on residential properties in default. Furthermore, federal regulators have prosecuted a number of mortgage servicing companies for alleged consumer law violations. If new state or federal laws or regulations are ultimately enacted that significantly raise the cost of residential foreclosures or raise outright barriers, they could have an adverse effect on our business, financial condition, and results of operations.

We are exposed to risk of environmental liability when we take title to property.

A significant portion of our loan portfolio is secured by real estate, and we could become subject to environmental liabilities with respect to one or more of these properties, or with respect to properties that we own in operating our business. During the ordinary course of business, we may foreclose on and take title to properties securing defaulted loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous conditions or toxic substances are found on these properties, we may be liable for remediation costs, as well as for personal injury and property damage, civil fines and criminal penalties regardless of when the hazardous conditions or toxic substances first affected any particular property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we become subject to significant environmental liabilities, our business, financial condition and results of operations could be adversely affected.

We are subject to certain operational risks, including, but not limited to, customer, employee or third-party fraud and data processing system failures and errors.

Employee errors and employee or customer misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence.

We have implemented a system of internal controls designed to mitigate operational risks, including data processing system failures and errors and customer or employee fraud, as well as insurance coverage designed to protect us from material losses associated with these risks, including losses resulting from any associated business interruption. If our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could adversely affect our business, prospects, cash flow, liquidity, financial condition and results of operations.

We also rely on the integrity and security of a variety of third party processors, payment, clearing and settlement systems, as well as the various participants involved in these systems, many of which have no direct relationship with us. Failure by these participants or their systems to protect our customers' transaction data may put us at risk for possible losses due to fraud or operational disruption. At the date of this Annual Report Form 10-K, there is no knowledge or indication that customer sensitive information was compromised as a result of third parties system vulnerabilities, but management continues to monitor developments and vendor communications.

When we originate loans, we rely heavily upon information supplied by third parties, including the information contained in credit applications, property appraisals, title information, equipment pricing and valuation and employment and income documentation, in deciding which loans we will originate, as well as the terms of those loans. If any of the information upon which we rely is misrepresented, either fraudulently or inadvertently, and the misrepresentation is not detected prior to funding, the value of the loan may be significantly lower than expected, or we may fund a loan that we would not have funded or on terms that do not comply with our general underwriting standards. Whether a misrepresentation is made by the applicant, the borrower, one of our employees or another third party, we generally bear the risk of loss associated with the misrepresentation. A loan subject to a material misrepresentation is typically unsellable or subject to repurchase if it is sold prior to detection of the misrepresentation. The sources of the misrepresentations are often difficult to locate, and it is often difficult to recover any of the resulting monetary losses we may suffer, which could adversely affect our business, financial condition and results of operations.

We face significant operational risks because the nature of the financial services business involves a high volume of transactions.

We operate in diverse markets and rely on the ability of our employees and systems to process a high number of transactions. Operational risk is the risk of loss resulting from our operations, including but not limited to, the risk of fraud by employees or persons outside the Company, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of our internal control systems and compliance requirements. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits. This risk of loss also includes potential legal actions that could arise as a result of operational deficiencies or as a result of non-compliance with applicable regulatory standards, adverse business decisions or their implementation, or customer attrition due to potential adverse publicity. In the event of a breakdown in our internal control systems, improper operation of systems or improper employee actions, we could suffer financial loss, face regulatory action, and/or suffer damage to our reputation.

We have several large depositor relationships, the loss of which could force us to fund our business through more expensive and less stable sources.

Withdrawals of deposits by any one of our largest depositors could force us to rely more heavily on more expensive and less stable funding sources. Consequently, the occurrence of such event could have a material adverse effect on our business, financial condition and results of operations. At December 31, 2024, our top 10 depositors held 16.7% of our total portfolio. As of December 31, 2024, 45% of our deposits are estimated to be FDIC-insured. At such date, our public funds are 5% of total deposits and are partially collateralized. The estimated average account size of our deposit portfolio is $105 thousand. In addition, the Bank was considered a "well capitalized" institution as of December 31, 2024 and 2023. Consequently, the occurrence of such event could have a material adverse effect on our business, financial condition and results of operations.

Our securities portfolio performance in difficult market conditions could have adverse effects on our results of operations.

Unrealized losses on investment securities result from changes in credit spreads and liquidity issues in the marketplace, along with changes in the credit profile of individual securities issuers. Under GAAP, we are required to review our investment portfolio periodically for the presence of credit losses of our securities, taking into consideration current and future market conditions, the extent and nature of changes in fair value, issuer rating changes and trends, volatility of earnings, current analysts' evaluations, our ability and intent to hold investments until a recovery of fair value, as well as other factors. Adverse developments with respect to one or more of the foregoing factors may require us to deem particular securities to be impaired, with the credit-related portion of the reduction in the value recognized as a charge to our earnings through an allowance. Subsequent valuations, in light of factors prevailing at that time, may result in significant changes in

the values of these securities in future periods. Any of these factors could require us to recognize further impairments in the value of our securities portfolio, which may have an adverse effect on our results of operations in future periods.

We may not effectively execute on our expansion strategy, which may adversely affect our ability to maintain our historical growth and earnings trends.

Our primary expansion strategy focuses on organic growth, supplemented by potential acquisitions of financial institutions and banking teams; however, we may not be able to successfully execute on these aspects of our expansion strategy, which may cause our future growth rate to decline below our recent historical levels, or may prevent us from growing at all. More specifically, we may not be able to generate sufficient new loans and deposits within acceptable risk and expense tolerances or obtain the personnel or funding necessary for additional growth. Various factors, such as economic conditions and competition with other financial institutions, may impede or restrict the growth of our operations. Further, we may be unable to attract and retain experienced bankers, which could adversely affect our growth. The success of our strategy also depends on our ability to manage our growth effectively, which in turn depends on a number of factors, including our ability to adapt our credit, operational, technology, risk management, internal controls and governance infrastructure to accommodate expanded operations. Even if we are successful in continuing our growth, such growth may not offer the same levels of potential profitability, and we may not be successful in controlling costs and maintaining asset quality in the face of that growth. Accordingly, our inability to maintain growth or to effectively manage growth could have an adverse effect on our business, financial condition and results of operations.

New lines of business, products, product enhancements or services may subject us to additional risk.

From time to time, we may implement new lines of business or offer new products and product enhancements as well as new services within our existing lines of business. There are substantial risks and uncertainties associated with these efforts. In developing, implementing or marketing new lines of business, products, product enhancements or services, we may invest significant time and resources. We may underestimate the appropriate level of resources or expertise necessary to make new lines of business or products successful or to realize their expected benefits. We may not achieve the milestones set in initial timetables for the development and introduction of new lines of business, products, product enhancements or services, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the ultimate implementation of a new line of business or offerings of new products, product enhancements or services. Any new line of business, product, product enhancement or service could have a significant impact on the effectiveness of our system of internal controls. We may also decide to discontinue businesses or products, due to lack of customer acceptance or unprofitability. Failure to successfully develop and implement new lines of business or offerings of new products, product enhancements or services could have an adverse effect on our business, financial condition and results of operations and could subject us to new and unanticipated operational, credit, regulatory and reputational risks, among other risks.

Our business needs and future growth may require us to raise additional capital and that capital may not be available on terms acceptable to us or may be dilutive to existing shareholders.

We believe that we have sufficient capital to meet our capital needs for our current growth plans. However, we expect that we would need to raise additional capital, in the form of debt or equity securities, in the future to have sufficient capital resources to meet our longer-term growth plans, and/or if the quality of our assets or earnings were to deteriorate significantly. In addition, we are required by federal regulatory authorities to maintain adequate levels of capital to support our operations.

Our ability to raise capital will depend on, among other things, conditions in the capital markets, which are outside of our control, and our financial performance. Accordingly, we cannot provide assurance that such capital will be available on terms acceptable to us or at all. Any occurrence that limits our access to capital may adversely affect our capital costs and our ability to raise capital. Further, if we need to raise capital in the future, we may have to do so when many other financial institutions are also seeking to raise capital and would then have to compete with those institutions for investors. Any inability to raise capital on acceptable terms when needed may cause us to either issue additional shares of common stock or other securities on less than desirable terms or reduce our rate of growth until market conditions become more favorable. If any of such events occur, they could have a material adverse effect on our business, financial condition and results of operations and could be dilutive to both tangible book value and our share price.

Federal law requires that a holding company act as a source of financial and managerial strength to its subsidiary bank and to commit resources to support such subsidiary bank. Under the "source of strength" doctrine, the Federal Reserve may require a holding company to make capital injections into a troubled subsidiary bank and may charge the holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when the holding company may not have the resources to provide it and therefore may

be required to attempt to borrow the funds or raise capital. Thus, any borrowing that must be done by the Company to make a required capital injection becomes more difficult and expensive and could have an adverse effect on our business, financial condition and results of operations. Moreover, it is possible that we will be unable to borrow funds or otherwise raise capital at a time when it is needed. In addition, an inability to raise capital when needed may subject us to increased regulatory supervision and the imposition of restrictions on our growth and business. These restrictions could negatively affect our ability to operate or further expand our operations through loan growth, acquisitions or the establishment of additional branches. These restrictions may also result in increases in operating expenses and reductions in revenues that could have a material adverse effect on our financial condition, results of operations and our share price.

We may grow through mergers or acquisitions, a strategy that may not be successful or, if successful, may produce risks in successfully integrating and managing the merged companies or acquisitions and may dilute our shareholders.

As part of our growth strategy, we may pursue mergers and acquisitions of banks and non-bank financial services companies within or outside our principal market areas that fit within the mission-driven values of our franchise and that we believe support our business and make financial and strategic sense. We may have difficulty identifying suitable acquisition candidates or executing on acquisitions that we pursue, and we may not realize the anticipated benefits of any transactions we complete. Additionally, for any opportunistic acquisition we were to consider, we expect to face significant competition from numerous other financial services institutions, many of which will have greater financial resources than we do. Accordingly, attractive opportunistic acquisitions may not be available to us. There can be no assurance that we will be successful in identifying or completing any future acquisitions.

Mergers and acquisitions involve numerous risks, any of which could harm our business, including:

- the possibility that expected benefits may not materialize in the time frame expected or at all, or may be more costly to achieve, or that the acquired business will not perform to our expectations;
- time, expense and difficulties in integrating the operations, management, products and services, technologies, existing contracts, accounting processes and personnel of the target and realizing the anticipated synergies of the combined businesses;
- incurring the time and expense associated with identifying and evaluating potential acquisitions and merger partners and negotiating potential transactions, resulting in management's attention being diverted from the operation of our existing business;
- difficulties in supporting and transitioning customers of the target and disruption of our ongoing banking business;
- the price we pay or other resources that we devote may exceed the value we realize, or the value we could have realized if we had allocated the purchase consideration or other resources to another opportunity;
- entering new markets or areas in which we have limited or no experience;
- the possibility that our culture is disrupted as a result of an acquisition;
- potential loss of key personnel and customers from either our business or the target's business;
- assumption of unanticipated problems, claims or other liabilities of the acquired business;
- an inability to realize expected synergies or returns on investment;
- the possibility of regulatory approval for the acquisition being delayed, impeded, restrictively conditioned, including the requirement to divest various activities, or denied due to existing or new regulatory issues surrounding us, the target institution or the proposed combined entity and the possibility that any such issues associated with the target institution, of which we may or may not be aware at the time of the acquisition, could adversely impact the combined entity after completion of the acquisition;
- the possibility that the acquisition may not be timely completed, if at all;
- the need to raise capital; and
- inability to generate sufficient revenue to offset acquisition costs.

Any acquisition activities we engage in could require us to use a substantial amount of cash, other liquid assets, and/or incur debt. Also, if we finance acquisitions by issuing equity securities, our existing shareholders' ownership may be diluted, which could negatively affect the market price of our Class A common stock. Additionally, if the goodwill recorded in connection with our potential future acquisitions were determined to be impaired, then we would be required to recognize a charge against our earnings, which could materially and adversely affect our results of operations during the period in which the impairment was recognized. Acquisitions may also involve the payment of a premium over book and market values and, therefore, some dilution of our tangible book value and net income per common share may occur in connection with any future transaction.

As a result, we may not achieve the anticipated benefits of any such merger or acquisition, and we may incur costs in excess of what we anticipate. Our failure to successfully evaluate and execute mergers, acquisitions or investments or

otherwise adequately address and manage the risks associated with such transactions could have a material adverse effect on our business, results of operations and financial condition, including short-term and long-term liquidity.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

Our future success will, to some extent, depend on the continued service of our directors, executive officers and senior management team. The loss of the services of any of these individuals could have a significant adverse effect on our business. In particular, we believe that retaining Luis de la Aguilera, our Chairman, President, and Chief Executive Officer, Robert Anderson, our Chief Financial Officer, and William Turner, our Chief Credit Officer, is important to our continuing success. Although we have entered into employment and other agreements with certain members of our executive and senior management team, including Mr. de la Aguilera and Mr. Anderson, no assurance can be given that these individuals will continue to be employed by us. The loss of any of these individuals could negatively affect our ability to achieve our growth strategy and could have a material adverse effect on our business and results of operations.

We also need to continue to attract and retain other senior management and to recruit qualified individuals to succeed existing key personnel to ensure the continued growth and successful operation of our business. We may be unable to attract or retain qualified management and other key personnel in the future due to the intense competition for qualified personnel among companies in the financial services business and related businesses. The loss of the services of any senior management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business, results of operations, financial condition and prospects. Additionally, to attract and retain personnel with appropriate skills and knowledge to support our business, we may offer a variety of benefits, including equity awards, which may reduce our earnings or adversely affect our business, results of operations, financial condition or prospects.

Damage to our reputation could significantly harm our businesses.

Our ability to attract and retain customers and highly-skilled management and employees is impacted by our reputation. A negative public opinion of us and our business can result from any number of activities, including our lending practices, corporate governance and regulatory compliance, acquisitions, customer complaints and actions taken by community organizations in response to these activities. Furthermore, negative publicity regarding us as an employer could have an adverse impact on our reputation, especially with respect to matters of diversity, pay equity and workplace harassment. Significant harm to our reputation could also arise as a result of regulatory or governmental actions, litigation and the activities of our customers, other participants in the financial services industry or our contractual counterparties, such as our service providers and vendors. The potential harm is heightened given increased attention to how corporations address environmental, social and governance issues. In addition, a cybersecurity event affecting us or our customers' data could have a negative impact on our reputation and customer confidence in us and our cybersecurity practices. Damage to our reputation could also adversely affect our credit ratings and access to the capital markets. Additionally, whereas negative public opinion once was primarily driven by adverse news coverage in traditional media, the widespread use of social media platforms by virtually every segment of society facilitates the rapid dissemination of information or misinformation, which magnifies the potential harm to our reputation.

We face strong competition from financial services companies and other companies that offer banking services, which could materially and adversely affect our business.

The financial services industry has become even more competitive as a result of legislative, regulatory and technological changes and continued banking consolidation, which may increase as a result of current economic, market and political conditions. We face substantial competition in all phases of our operations from a variety of competitors, including local banks, regional banks, community banks and, more recently, financial technology, or "fintech" companies. Many of our competitors offer the same banking services that we offer and our success depends on our ability to adapt our products and services to evolving industry standards and customer requirements. Increased competition in our market may result in reduced new loan and lease production and/or decreased deposit balances or less favorable terms on loans and leases and/or deposit accounts. We also face competition from many other types of financial institutions, including without limitation, non-bank specialty lenders, insurance companies, private investment funds, investment banks, and other financial intermediaries. Should competition in the financial services industry intensify, our ability to market our products and services may be adversely affected. If we are unable to attract and retain banking customers, we may be unable to grow or maintain the levels of our loans and deposits and our results of operations and financial condition may be adversely affected as a result. Ultimately, we may not be able to compete successfully against current and future competitors.

We must respond to rapid technological changes to remain competitive.

We will have to continue to respond to future technological changes, which are occurring at a rapid pace in the financial services industry in order to remain competitive. We expect that new technologies and business processes applicable to the banking industry will continue to emerge, and these new technologies and business processes may be better than those we currently use. Because the pace of technological change is high and our industry is intensely competitive, our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. We may not be able to implement new technology-driven products and services effectively or be successful in marketing these products and services to our customers. Failure to keep pace successfully with technological change affecting the financial services industry could harm our ability to compete effectively and could have an adverse effect on our business, financial condition and results of operations. As these technologies improve in the future, we may be required to make significant capital expenditures in order to remain competitive, which may increase our overall expenses and have an adverse effect on our business, financial condition and results of operations.

We continually encounter technological change, and we may have fewer resources than many of our competitors to invest in technological improvements.

The financial services industry continues to undergo rapid technological changes with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands for convenience, as well as to create additional efficiencies in our operations. Many national vendors provide turn-key services to community banks, such as internet banking and remote deposit capture that allow smaller banks to compete with institutions that have substantially greater resources to invest in technological improvements. We may not be able, however, to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

Our current and future uses of artificial intelligence (AI) and other emerging technologies may create additional risks.

The increasing adoption of AI in financial services presents significant opportunities but also introduces a range of risks that could impact our operations, regulatory compliance, and customer trust. AI introduces model risk, where flawed algorithms or biased data could result in inaccurate credit decisions, compliance violations, or discriminatory outcomes in lending or customer service. Cybersecurity threats, such as data breaches, adversarial attacks, and data poisoning, pose significant challenges, particularly as these systems handle large volumes of sensitive customer information. Additionally, the opaque nature of some AI models, often referred to as "black-box" systems, raises regulatory compliance concerns, as regulators increasingly require transparency and explainability in AI-driven decision-making.

Operational risks also arise from potential system failures, over-reliance on AI, and integration challenges with existing infrastructure. Disruptions in AI systems could impact critical functions such as fraud detection, transaction monitoring, and customer support. Ethical and reputational risks, including unintended consequences or perceived unfairness in AI-driven decisions, may erode customer trust and expose us to regulatory scrutiny. Mitigating these risks requires a robust governance framework, regularly testing and auditing of AI models, and strong human oversight. Investments in cybersecurity, data privacy protections, and employee training are critical to managing these risks.

A failure, interruption, or breach in the security of our systems, or those of our contracted vendors, could disrupt our business, result in the disclosure of confidential information, damage our reputation, and create significant financial and legal exposure.

Although we devote significant resources to maintain and regularly update our systems and processes that are designed to protect the security of our computer systems, software, networks and other technology assets, as well as the confidentiality, integrity and availability of information belonging to us and our customers, there is no assurance that all of our security measures will provide absolute security. Many financial institutions, including us, have been subjected to attempts to infiltrate the security of their websites or other systems, some involving sophisticated targeted attacks intended to obtain unauthorized access to confidential information, destroy data, disrupt or degrade service, sabotage systems or cause other damage, including through the introduction of computer viruses or malware, cyber-attacks and other means. At this point, although there is no knowledge or indication that we have experienced a material cyber-incident or security breach that has been successful in compromising our data or systems to date, we can never be certain that all of our systems are entirely free from vulnerability to breaches of security or other technological difficulties or failures.

Despite efforts to ensure the integrity and security of our systems, it is possible that we may not be able to anticipate, detect or recognize threats to our systems or to implement effective preventive measures against all efforts to breach our security inside or outside our business, especially because the techniques used to attack our systems change frequently or are not recognized until launched, and because cyber-attacks can originate from a wide variety of sources, including individuals or groups who are associated with external service providers or who are or may be involved in organized crime or linked to terrorist organizations or hostile foreign governments. Those parties may also attempt to fraudulently induce employees, customers, third-party service providers or other users of our systems to disclose sensitive information in order to gain access to our data or that of our customers or clients. Similar to other companies, our risks and exposures related to cybersecurity attacks have increased as a result of the related increased reliance on remote working (largely as a result of the COVID-19 pandemic) and the increase in digital operations. Such risks and exposures are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats and the expanding use of technology, as our web-based product offerings grow and we expand internal usage of web-based applications.

A successful penetration or circumvention of the security of our systems, including those of our third-party vendors, could cause serious negative consequences, including significant disruption of our operations, misappropriation of confidential information, or damage to computers or systems, and may result in violations of applicable privacy and other laws, financial loss, loss of confidence in our security measures, customer dissatisfaction, increased insurance premiums, significant litigation exposure and harm to our reputation, all of which could have a material adverse effect on our business, financial condition, results of operations, and future prospects.

We rely on other companies to provide key components of our business infrastructure and our operations could be interrupted if our third-party service providers experience difficulty, terminate their services or fail to comply with banking regulations.

Third parties provide key components of our business operations such as data processing, recording and monitoring transactions, online banking interfaces and services, Internet connections and network access. While we have selected these third-party vendors carefully, performing upfront due diligence and ongoing monitoring activities, we do not control their actions. Any problems caused by these third parties, including those resulting from disruptions in services provided by a vendor (including as a result of a cyber-attack, other information security event or a natural disaster), financial or operational difficulties for the vendor, issues at third-party vendors to our vendors, failure of a vendor to handle current or higher volumes, failure of a vendor to provide services for any reason, poor performance of services, failure to comply with applicable laws and regulations, or fraud or misconduct on the part of employees of any of our vendors, could adversely affect our ability to deliver products and services to our customers, our reputation and our ability to conduct our business, which could adversely affect our business, prospects, cash flow, liquidity, financial condition and results of operations. In certain situations, replacing these third-party vendors could also create significant delay, expense, and operational difficulties, which could also adversely affect our business. Accordingly, use of such third parties creates an unavoidable and inherent risk to our business operations. Such risk is generally expected to remain elevated as many of our vendors have also been, and may further be, affected by increased reliance on remote work environments, market volatility and other factors that increase their risks of business disruption or that may otherwise affect their ability to perform under the terms of any agreements with us or provide essential services.

Our operations could be interrupted or materially impacted if any of our third-party service providers fail to comply with banking regulations and other applicable laws. The Federal Reserve, FDIC, FOFR, and other regulators expect financial institutions to be responsible for all aspects of their performance, including aspects that they delegate to third parties. Accordingly, we will be responsible for deficiencies in our oversight and control of our third party relationships and in the performance of the parties with which we have these relationships. As a result, if our regulators conclude that we have not exercised adequate oversight and control over our third party vendors or other ongoing third party business relationships or that such third parties have not performed appropriately, we could be subject to remedial and/or enforcement actions, including civil money penalties or other administrative or judicial penalties or fines as well as requirements for customer remediation, any of which could have a material adverse effect our business, financial condition or results of operations.

Litigation and regulatory actions, including possible enforcement actions, could subject us to significant fines, penalties, judgments or other requirements resulting in increased expenses or restrictions on our business activities.

In the normal course of business, from time to time, we have in the past and may in the future be named as a defendant in various legal actions arising in connection with our current and/or prior business activities. Legal actions could include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. Further, in the future our federal and/or state bank regulators may impose consent orders, civil money penalties, matters requiring attention, or similar types of supervisory penalties or criticism. We may also, from time to time, be the subject of subpoenas, requests for information, reviews, investigations and proceedings (both formal and informal) by governmental agencies

regarding our current and/or prior business activities. Any such legal or regulatory actions may subject us to substantial compensatory or punitive damages, significant fines, penalties, obligations to change our business practices or other requirements resulting in increased expenses, diminished income and damage to our reputation. Our involvement in any such matters, whether tangential or otherwise and even if the matters are ultimately determined in our favor, could also cause significant harm to our reputation and divert management attention away from the operation of our business. Further, any settlement, consent order or adverse judgment in connection with any formal or informal proceeding or investigation by government agencies may result in litigation, investigations or proceedings as other litigants and government agencies begin independent reviews of the same activities. As a result, the outcome of legal and regulatory actions could have an adverse effect on our business, results of operations and results of operations.

Certain of our directors may have conflicts of interest in determining whether to present business opportunities to us or another entity with which they are, or may become, affiliated.

Certain of our directors are or may become subject to fiduciary obligations in connection with their service on the boards of directors of other corporations, including financial institutions. A director's association with other financial institutions, which give rise to fiduciary or contractual obligations to such other institutions, may create conflicts of interest. To the extent that any of our directors become aware of acquisition opportunities that may be suitable for entities other than us to which they have fiduciary or contractual obligations, or they are presented with such opportunities in their capacities as fiduciaries to such entities, they may honor such obligations to such other entities. You should assume that to the extent any of our directors become aware of an opportunity that may be suitable both for us and another entity to which such person has a fiduciary obligation or contractual obligation to present such opportunity as set forth above, he or she may first give the opportunity to such other entity or entities and may give such opportunity to us only to the extent such other entity or entities reject or are unable to pursue such opportunity. In addition, you should assume that to the extent any of our directors become aware of an acquisition opportunity that does not fall within the above parameters, but that may otherwise be suitable for us, he or she may not present such opportunity to us.

Pursuant to an agreement between us and each of our Significant Investors (as defined below), each of the Significant Investors has the right to nominate one director to serve on our Board, including Board committees, and to designate one non-voting Board observer. The directors and Board observers designated by the Significant Investors have the right to, and have no duty not to, engage in the same or similar business activities or lines of business as us. In the event that a director or Board observer designated by a Significant Investor acquires knowledge of a potential transaction or matter that may be a corporate opportunity for us, such person shall have no duty to communicate or present such corporate opportunity to us and shall not be liable to us or our shareholders for breach of any duty by reason of the fact that such person or a related investment fund thereof, directly or indirectly, pursues or acquires such opportunity for itself, directs such opportunity to another person, or does not present such opportunity to us.

Risks Related to Our Tax, Accounting and Regulatory Compliance

Our ability to recognize the benefits of our deferred tax assets is dependent on future cash flows and taxable income and may be materially impaired upon significant changes in ownership of our common stock.

We recognize the expected future tax benefit from deferred tax assets when it is more likely than not that the tax benefit will be realized. Otherwise, a valuation allowance is applied against our deferred tax assets, reducing the value of such assets. Assessing the recoverability of deferred tax assets requires management to make significant estimates related to expectations of future taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. Estimates of future taxable income are based on forecasted income from operations and the application of existing tax laws in each jurisdiction. The improved risk profile of the Bank is a key component used in the determination of our ability to realize the expected future benefit of our deferred tax assets. To the extent that future taxable income differs significantly from estimates as a result of the interest rate environment and loan growth capabilities or other factors, our ability to realize the net deferred tax assets could be negatively affected.

Subject to certain exceptions, our Class A common stock is subject to transfer restrictions as set forth in our Articles of Incorporation that are designed to preserve our deferred tax assets. Notwithstanding these protective provisions, the Articles of Incorporation include an exception that allows our Significant Investors the right to effect any transfer that would otherwise be prohibited, which transfer could result in the loss of the deferred tax assets.

Additionally, significant future issuances of common stock or common stock equivalents, or changes in the direct or indirect ownership of our common stock or common stock equivalents, could cause an ownership change and could limit our ability to utilize our net operating loss carryforwards and other tax attributes pursuant to Section 382 and Section 383 of the Internal Revenue Code, as 1986, as amended. Future changes in tax law or changes in ownership structure could limit our ability to utilize our recorded net deferred tax assets.

The accuracy of our financial statements and related disclosures could be affected if the judgments, assumptions or estimates used in our critical accounting policies are inaccurate.

The preparation of our financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which may be reasonable under the circumstances, yet which may result in our reporting materially different results than would have been reported under a different alternative. Certain accounting policies are critical or significant to presenting our financial condition and results of operations. Our critical accounting policies, which are included in the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Annual Report on Form 10-K, describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that we consider critical because they require judgments, assumptions and estimates that materially affect our consolidated financial statements and related disclosures. As a result, if future events or regulatory views concerning such analyses differ significantly from the judgments, assumptions and estimates in our critical accounting policies, those events or assumptions could have a material impact on our consolidated financial statements and related disclosures, in each case resulting in our need to revise or restate prior period financial statements, cause damage to our reputation and the price of our Class A common stock and adversely affect our business, prospects, cash flow, liquidity, financial condition and results of operations.

As a public company, we may not efficiently or effectively create an effective internal control environment, and any future failure to maintain effective internal control over financial reporting could impair the reliability of our financial statements, which in turn could harm our business, impair investor confidence in the accuracy and completeness of our financial reports and our access to the capital markets, cause the price of our Class A common stock to decline and subject us to regulatory penalties.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on that system of internal control. Our internal control over financial reporting consists of a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. As a public company, we are required to comply with SEC regulations, including the SOA and other rules that govern public companies that we previously were not required to comply with as a private company. In particular, we are required to certify our compliance with Section 404 of the SOA, which requires us to annually furnish a report by management on the effectiveness of our internal control over financial reporting. When evaluating our internal controls over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the SOA. We periodically review our formal policies, processes and practices related to financial reporting and to the identification of key financial reporting risks, assess their potential impact and the linkage of those risks to specific areas and controls within our organization.

If we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented, or amended from time to time, we may not be able to ensure that we will be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the SOA. We cannot be certain as to the timing of completion of our evaluation, testing, and any remediation actions or the impact of the same on our operations. If we fail to adequately comply with the requirements of Section 404 of the SOA, we may be subject to adverse regulatory consequences and there could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and hiring additional personnel. Any such action could negatively affect our business, financial condition, results of operations, and the price of our Class A common stock may decline.

While we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To prepare for eventual compliance with the auditor attestation requirement of Section 404 of the SOA once we no longer qualify as an emerging growth company or as a non-accelerated smaller reporting company, we are engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and continue to refine our reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed time frame or at all, that our internal control over financial reporting is effective as required by Section 404 of Sarbanes-Oxley. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

We operate in a highly regulated environment, and the laws and regulations that govern our operations, corporate governance, executive compensation and accounting principles, or changes in them, or our failure to comply with them, could adversely affect us.

We operate in a highly regulated industry and we are subject to examination, supervision and comprehensive regulation by various federal and state agencies, including the Federal Reserve, the FDIC and the FOFR. As such, we are subject to extensive regulation, supervision and legal requirements that govern almost all aspects of our operations. These laws and regulations are not intended to protect our shareholders. Rather, these laws and regulations are intended to protect customers, depositors, the Deposit Insurance Fund, or DIF, and the overall financial health and stability of the United States banking system. These laws and regulations, among other matters, prescribe minimum capital requirements, impose limitations on the business activities and investments in which we can engage, regulate and restrict our lending activities, require us to provide certain banking services broadly within the communities in which we operate, determine the locations of our branch offices and impose certain specific accounting requirements on us that may be more restrictive and may result in greater or earlier charges to earnings or reductions in our capital than GAAP would require. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our business. Compliance with laws and regulations can be difficult and costly, and changes to laws and regulations often impose additional operating costs. Further, we must obtain approval from our regulators before engaging in many activities, and our regulators have the ability to compel us to, or restrict us from, taking certain actions entirely. There can be no assurance that any regulatory approvals we may require or otherwise seek will be obtained.

Regulations affecting banks and other financial institutions are undergoing continuous review and frequently change, and the ultimate effect of such changes cannot be predicted. Changes to the legal and regulatory framework governing our operations, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and the Economic Growth, Regulatory Relief and Consumer Protection Act, or the Regulatory Relief Act, have significantly revised the laws and regulations under which we operate. Such regulations and laws may be modified or repealed at any time, and new legislation may be enacted that will affect us and our subsidiaries.

Our failure to comply with these laws and regulations, even if the failure follows good faith effort or reflects a difference in interpretation, could subject us to restrictions on our business activities, enforcement actions and fines and other penalties, any of which could adversely affect our results of operations, regulatory capital levels and the price of our securities. Further, any new laws, rules and regulations, such as were imposed under the Dodd-Frank Act or the Regulatory Relief Act, could make compliance more difficult or expensive or otherwise adversely affect our business, prospects, cash flow, liquidity, financial condition and results of operations.

We face a risk of noncompliance with the Bank Secrecy Act and other anti-money laundering statutes and regulations and corresponding enforcement proceedings.

The BSA, the USA PATRIOT Act, and other laws and regulations require financial institutions, among other duties, to institute and maintain effective anti-money laundering programs and to file suspicious activity and currency transaction reports, as appropriate. FinCEN, established by the U.S. Treasury Department to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and has engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. Additionally, South Florida has been designated as a "High Intensity Financial Crime Area" ("HIFCA") by FinCEN and a "High Intensity Drug Trafficking Area" ("HIDTA") by the Office of National Drug Control Policy. The HIFCA program is intended to concentrate law enforcement efforts to combat money laundering efforts in higher-risk areas. There is also increased scrutiny of compliance with the rules enforced by OFAC. Federal and state bank regulators have for many years focused on compliance with the BSA and anti-money laundering regulations. In order to comply with regulations, guidelines and examination procedures in this area, we have dedicated significant resources to our anti-money laundering program, especially due to the regulatory focus on financial and other institutions located in South Florida. Our business includes supporting our customers, including foreign financial institutions, with respect to their international banking needs and our policies, procedures and systems have been designed to address federal and state anti-money laundering compliance. If our policies, procedures and systems are deemed deficient or the policies, procedures and systems of the financial institutions that we may acquire are deficient, we would be subject to liability, including fines, and regulatory actions that are deemed necessary in order to remediate such deficiencies and prevent the recurrence thereof. In recent years, sanctions that the regulators have imposed on banks that have not complied with all anti-money laundering requirements have been especially severe. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us, which could have a material adverse effect on our business, financial condition and results of operations.

Significantly heightened regulatory and supervisory expectations and scrutiny in the United States have increased our compliance, regulatory, and other risks and costs and subject us to legal and regulatory examinations, investigations, and enforcement actions.

The regulatory and political environment has generally been challenging for U.S. financial institutions, which have been subject to increased regulatory scrutiny, including in the wake of the failures of several regional banks and other banking stresses in recent periods. The general heightened scrutiny and expectations from regulators could lead to a more stringent regulatory posture by the regulators, investigations and other inquiries, as well as remediation requirements, regulatory and operational restrictions, more regulatory or other enforcement proceedings, civil litigation and substantial compliance, regulatory and other risks and costs. Our regulators have broad powers and discretion under their supervisory authority. A failure to comply with regulators' expectations and requirements, even if inadvertent, or to resolve any identified deficiencies in a timely and sufficiently satisfactory manner to regulators, could result in increased regulatory oversight; material restrictions, including, among others, imposition of limitations on capital distributions or other business activities or operations; enforcement proceedings; penalties; and fines. Responding to regulatory inquiries and proceedings can be time consuming and costly and divert management attention from our other business activities. As a result of these regulatory efforts and pressures, like many other financial institutions, from time to time, we may be subject to public and non-public written agreements, cease and desist orders, consent orders, memoranda of understanding or other enforcement or supervisory actions by our regulators.

We are subject to capital adequacy requirements and may become subject to more stringent capital requirements, which could adversely affect our financial condition and operations.

In 2013, the federal banking agencies published new regulatory capital rules based on the international standards, known as Basel III, that were developed by the Basel Committee on Banking Supervision. The new rules raised the risk-based capital requirements and revised the methods for calculating risk-weighted assets, usually resulting in higher risk weights. The new rules now apply to us.

The Basel III rules increased capital requirements and included two new capital measurements, a risk-based common equity Tier 1 ratio and a capital conservation buffer. Common Equity Tier 1 (CET1) capital is a subset of Tier 1 capital and is limited to common equity (plus related surplus), retained earnings, accumulated other comprehensive income and certain other items. Other instruments that have historically qualified for Tier 1 treatment, including noncumulative perpetual preferred stock, are consigned to a category known as Additional Tier 1 capital and must be phased out of CETI over a period of nine years beginning in 2014. In order to be a "well-capitalized" depository institution under the new regime, an institution must maintain a CET1 capital ratio of 7.0% or more; a Tier 1 capital ratio of 8.5% or more; a total capital ratio of 10.5% or more; and a Tier 1 leverage ratio of 4% or more. Institutions must also maintain a capital conservation buffer consisting of common equity Tier 1 capital (which amount (2.5%) is reflected above in the CET1, Tier 1 and total capital ratios). In addition to the higher required capital ratios and the new deductions and adjustments, the final rules increased the risk weights for certain assets, meaning that we will have to hold more capital against these assets. We are also required to hold capital against short-term commitments that are not unconditionally cancellable.

While we currently meet these new requirements of the Basel III-based capital requirements, we may fail to do so in the future. The failure to meet applicable regulatory capital requirements could result in one or more of our regulators placing limitations or conditions on our activities, including our growth initiatives, or restricting the commencement of new activities, and could affect customer and investor confidence, our costs of funds and level of required deposit insurance assessments to the FDIC, our ability to pay dividends on our capital stock, our ability to make acquisitions, and our business, results of operations and financial condition, generally.

In addition, in the current economic and regulatory environment bank regulators may impose capital requirements that are more stringent than those required by applicable existing regulations. The application of more stringent capital requirements for us could, among other things, result in lower returns on equity, require the raising of additional capital, and result in regulatory actions if we were to be unable to comply with such requirements. Implementation of changes to asset risk weightings for risk-based capital calculations, items included or deducted in calculating regulatory capital or additional capital conservation buffers, could result in management modifying our business strategy and could limit our ability to make distributions, including paying dividends.

We are periodically subject to examination and scrutiny by a number of banking agencies and, depending upon the findings and determinations of these agencies, we may be required to make adjustments to our business that could adversely affect us.

As part of the bank regulatory process, the Federal Reserve, the FDIC and the FOFR periodically conduct examinations of our business, including compliance with applicable laws and regulations. If, as a result of an examination, one of these

banking agencies were to determine that the financial condition, capital resources, asset quality, asset concentration, earnings prospects, management, liquidity sensitivity to market risk, risk management and internal controls or other aspects of any of our operations has become unsatisfactory, or that we or our management are in violation of any law or regulation, the banking agency could take a number of different remedial or punitive actions as it deems appropriate. These actions include the power to prohibit the continuation of "unsafe or unsound" practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order or enforcement that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to change the asset composition of our loan or securities portfolios or balance sheet, to assess civil monetary penalties against our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance and force us to terminate our business operations. If we become subject to such regulatory actions, our business, financial condition, results of operations and reputation may be negatively impacted.

We are subject to numerous laws and regulations of certain regulatory agencies designed to protect consumers, including the Community Reinvestment Act, or CRA, and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The CRA directs all insured depository institutions to help meet the credit needs of the local communities in which they operate branches, including low- and moderate-income neighborhoods. Each institution is examined periodically by its primary federal regulator, which assesses the institution's CRA performance. The Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The U.S. Department of Justice, the Federal Reserve, and other federal agencies are responsible for enforcing these laws and regulations. A successful regulatory challenge to our performance under the CRA, fair lending or consumer lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, customer restitution, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation. Such actions could have an adverse effect on our business, financial condition and results of operations.

Climate change and related legislative and regulatory initiatives may materially affect our business and results of operations.

The effects of climate change continue to create a significant level of concern for the state of the global environment. As a result, the global business community has increased its political and social awareness surrounding the issue, and the United States has entered into international agreements in an attempt to reduce global temperatures, such as reentering the Paris Agreement. Further, the U.S. Congress, state legislatures and federal and state regulatory agencies continue to propose numerous initiatives to supplement the global effort to combat climate change, including provisions contained in the Inflation Reduction Act of 2022. Furthermore, additional initiative may be undertaken in the future, including potentially increasing supervisory expectations with respect to banks' risk management practices, accounting for the effects of climate change in stress testing scenarios and systemic risk assessments, revising expectations for credit portfolio concentrations based on climate-related factors and encouraging investment by banks in climate-related initiatives and lending to communities disproportionately impacted by the effects of climate change. The lack of empirical data surrounding the credit and other financial risks posed by climate change render it difficult, or even impossible, to predict how climate change may impact our financial condition and results of operations; however, the physical effects of climate change may also directly impact us. Specifically, unpredictable and more frequent weather disasters may adversely impact the real property, and/or the value of the real property, securing the loans in our portfolios. Additionally, if insurance obtained by our borrowers is insufficient to cover any losses sustained to the collateral, or if insurance coverage is otherwise unavailable to our borrowers, the collateral securing our loans may be negatively impacted by climate change, natural disasters and related events, which could impact our financial condition and results of operations. Further, the effects of climate change may negatively impact regional and local economic activity, which could adversely affect our customers and the communities in which we operate. Overall, climate change, its effects and the resulting unknown impact could have a material adverse effect on our financial condition and results of operations.

Increasing scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to our environmental, social and governance practices may impose additional costs on us or expose us to new or additional risks.

Companies have faced and may continue to face increased scrutiny from customers, regulators, investors, and other stakeholders related to their environmental, social, and governance ("ESG") practices and disclosure. Investor advocacy groups, investment funds, and influential investors are also increasingly focused on these practices, especially as they relate to the environment, health and safety, diversity, labor conditions, and human rights. Increased ESG-related compliance costs could result in increases to our overall operational costs. Failure to adapt to or comply with regulatory

requirements, or investor or stakeholder expectations and standards, could negatively impact our reputation, ability to do business with certain partners, and our stock price.

Recent changes in the regulatory landscape under the new U.S. administration have moved toward a reduction in emphasis on certain ESG priorities, particularly around climate change and diversity, equity, and inclusion ("DEI"). This shift is leading to the rollback of regulations that mandate specific disclosures and operational practices in these areas. However, some stakeholder groups continue to demand greater transparency and action, resulting in a complex and potentially conflicting environment for companies. If regulatory enforcement of ESG-related policies becomes less stringent, companies may face reputational risks if their practices are seen as insufficient or inconsistent with broader societal expectations, especially related to DEI and environmental stewardship. As a result, navigating this evolving regulatory and public opinion landscape may require us to balance compliance with regulatory requirements against maintaining investor, customer, and stakeholder trust.

Risks Related to Our Class A Common Stock

Our ability to pay dividends is subject to restrictions.

Holders of our Class A common stock are only entitled to receive cash dividends when, as and if declared by our Board out of funds legally available for dividends. The Company is a bank holding company that conducts substantially all of its operations through the Bank, which is a legal entity separate and distinct from the Company. As a result, our ability to pay dividends on our common stock will substantially depend upon the receipt of dividends and other distributions from the Bank, the profitability of which is subject to the fluctuating cost and availability of money, changes in interest rates and economic conditions in general. There are numerous laws and banking regulations and guidance that limit the Bank's ability to pay dividends to us and our ability to pay dividends on our common stock. The Bank may not pay dividends to the Company without the prior approval of the FDIC. Similarly, we have agreed to notify the Federal Reserve before declaring and paying any dividends on our Class A common stock.

The market price and trading volume of our Class A common stock may be volatile, which could result in rapid and substantial losses for our shareholders.

The market price of our Class A common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume on our Class A common stock may fluctuate and cause significant price variations to occur. We cannot assure you that the market price of our Class A common stock will not fluctuate or decline significantly in the future. Some, but certainly not all, of the factors that could negatively affect the price of our Class A common stock, or result in fluctuations in the price or trading volume of our Class A common stock, include but not limited to:

- general market conditions;
- domestic and international economic factors unrelated to our performance;
- variations in our quarterly operating results or failure to meet the market's earnings expectations;
- publication of research reports about us or the financial services industry in general;
- the determination of securities analysts to not cover our Class A common stock;
- the opinion of securities analysts about our stock as an investment;
- additions to or departures of our key personnel;
- future sales of our Class A common stock;
- adverse market reactions to any indebtedness we may incur or securities we may issue in the future;
- actions by our shareholders;
- the operating and securities price performance of companies that investors consider to be comparable to us;
- changes or proposed changes in laws or regulations affecting our business; and
- actual or potential litigation and governmental investigations.

In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of the Class A common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our Class A common stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

There are significant restrictions in our Articles of Incorporation that restrict the ability to sell our capital stock to shareholders that would own 4.95% or more of our stock, excluding our Significant Investors.

Because the continued availability of our "deferred tax assets" depends, in part, on the value of our stock owned by shareholders owning 5% or more of our stock, our amended Articles of Incorporation, except as otherwise may be approved by the Board or except for transfers by our Significant Investors, prohibits any direct or indirect transfer of stock or options

to acquire stock to any person who, as a result of the transfer, would own 4.95% or more of our stock, as long as the Company continues to have "deferred tax assets." Such restrictions may limit the ability to transfer our stock.

Because we are an emerging growth company and because we have decided to take advantage of certain exemptions from various reporting and other requirements applicable to emerging growth companies, our Class A common stock could be less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act. For as long as we remain an emerging growth company, we will have the option to take advantage of certain exemptions from various reporting and other requirements that are applicable to other public companies that are not emerging growth companies, including:

- we may present only two years of audited financial statements and only two years of related management's discussion and analysis of financial condition and results of operations
- we are exempt from the requirements to obtain an attestation and report from our auditors on management's assessment of our internal control over financial reporting under the SOA;
- we are permitted to have less extensive disclosure about our executive compensation arrangements; and
- we are not required to give our shareholders non-binding advisory votes on executive compensation or golden parachute arrangements.

We may continue to take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us as long as we continue to qualify as an emerging growth company. We will remain an emerging growth company until the earliest to occur of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (ii) the date that the market value of our Class A common stock that is held by non-affiliates exceeds $700.0 million as of the last business day in June of that year, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt, or (iv) the end of fiscal year following the fifth anniversary of the completion of our initial public offering (which will be December 31, 2026).

It is possible that some investors may find our Class A common stock less attractive since we chose to rely on these exemptions. If some investors find our Class A common stock less attractive, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

Because we have elected to use the extended transition period for complying with new or revised accounting standards for an "emerging growth company," our financial statements may not be comparable to companies that comply with these accounting standards as of the public company effective dates.

As an emerging growth company, we elected to use the extended transition period for complying with new or revised accounting standards under Section 7(a)(2)(B) of the Securities Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with these accounting standards as of the public company effective dates. Because our financial statements may not be comparable to companies that comply with public company effective dates, investors may have difficulty evaluating or comparing our business, performance or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of our Class A common stock. We cannot predict if investors will find our Class A common stock less attractive because we have relied on this exemption. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

We have existing investors that own a significant amount of our common stock whose individual interests may differ from yours.

A significant percentage of our Class A common stock is currently held by a few institutional investors, including Patriot Financial Partners II, L.P. and Patriot Financial Partners Parallel II, L.P. (collectively, "Patriot"), and Priam Capital Fund II, LP ("Priam," and together with Patriot, the "Significant Investors"). As of February 28, 2025 Patriot and Priam own approximately 22.4% and 22.5%, respectively, of our outstanding shares of Class A common stock. In addition, Patriot and Priam are each entitled to nominate a director to our Board and have certain subscription rights to purchase new equity securities that we issue in the future, in each case as long as certain equity ownership criteria are met. Patriot and Priam also have certain registration rights, including demand registration rights, and information rights. Although Patriot and Priam are independent of each other, these institutional investors will continue to have a significant level of influence over us because of their level of Class A common stock ownership and their right to representation on our Board. For example, Patriot and Priam will have a greater ability than our other shareholders to influence the election of directors and the potential outcome of other matters submitted to a vote of our shareholders, including mergers and other acquisition transactions,

amendments to our amended Articles of Incorporation and Amended and Restated Bylaws, and other extraordinary corporate matters. The interests of these investors could conflict with the interests of our other shareholders, and any future transfer by these investors of their shares of Class A common stock to other investors who have different business objectives could adversely affect our business, results of operations, financial condition, prospects or the market value of our Class A common stock.

Provisions in our governing documents and Florida law may have an anti-takeover effect and there are substantial regulatory limitations on changes of control of the Company.

Our corporate organizational documents and provisions of federal and state law to which we are subject contain certain provisions that could have an anti-takeover effect and may delay, make more difficult or prevent an attempted acquisition that you may favor or an attempted replacement of our Board or management.

Our governing documents include provisions that:

- empower our Board, without shareholder approval, to issue shares of preferred stock, the terms of which, including voting power, are set by our Board;
- provide that directors may be removed from office only for cause and only upon a majority vote of the shares of our Company with voting power;
- prohibit holders of our Class A common stock to take action by written consent in lieu of a shareholder meeting;
- require holders of at least 10% of our Class A common stock to call a special meeting;
- do not provide for cumulative voting in elections of our directors;
- provide that our Board has the authority to amend our Amended and Restated Bylaws without shareholder approval;
- require shareholders that wish to bring business before annual or special meetings of shareholders, or to nominate candidates for election as directors at our annual meeting of shareholders, to provide timely notice of their intent in writing and satisfy disclosure requirements; and
- enable our Board to increase, between annual meetings, the number of persons serving as directors and to fill the vacancies created as a result of the increase until the next meeting of shareholders by a majority vote of the directors present at a meeting of directors.

In addition, certain provisions of Florida law may delay, discourage, or prevent an attempted acquisition or change in control. Furthermore, banking laws impose notice, approval, and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or indirect "control" of a bank holding company, which includes the Change in Bank Control Act and the Bank Holding Company Act. These laws could delay or prevent an acquisition. Also, for preservation and continued availability of our "deferred tax assets," our amended Articles of Incorporation prohibits any direct or indirect transfer of stock or options to acquire stock to any person who, as a result of the transfer, would own 4.95% or more of our stock, as long as we continue to have "deferred tax assets," subject to limited exceptions as provided in our amended Articles of Incorporation. Because of the requirements to overcome this restriction, this provision of the amended Articles of Incorporation could have an anti-takeover effect and may delay, make more difficult or prevent an attempted acquisition that you may favor.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy Overview

Customers depend on the Company to properly protect nonpublic personal information gathered and stored in connection with the services we provide. The Company realizes that cyber incidents can have financial, reputational, legal, and operational impacts that can significantly adversely affect our customers, capital, and earnings. Therefore, we integrate cybersecurity processes throughout the Company as part of our enterprise-wide governance process. Regulatory agencies are charged with ensuring the Company's cybersecurity controls and procedures are compliant with the intent of the cybersecurity expectations set forth by the Federal Financial Institutions Examination Council ("FFIEC"). The FFIEC framework offers a set of guidelines and best practices to help financial institutions manage and mitigate cybersecurity risks effectively. It focuses on ensuring the confidentiality, integrity, and availability of sensitive information and systems.

The Information Security Officer ("ISO") is an integral member of the Risk Management and Compliance Department ("RMCD") of the Bank and who provides expert counsel on matters of cybersecurity and presents periodic reports to the Risk Committee of our Board of Directors.

As part of the program, periodic risk assessments are performed to determine the Company's inherent and residual cybersecurity risk, the maturity level of the program, the risk of cyber threats, and the effectiveness of controls currently in practice. The Company utilizes the National Institute of Standards and Technology ("NIST") Framework and the FFIEC's Cybersecurity Assessment Tool ("Cybersecurity Assessment") to help management identify its risks and determine the Company's cybersecurity posture. Through the implementation of rigorous procedures and controls, augmented by ongoing training initiatives for both management and staff, the institution cultivates a safe cybersecurity environment. This approach encompasses diverse methodologies including defense-in-depth and proactive security awareness training aimed at fortifying the institutions cybersecurity controls and fostering a resilient operational framework.

Assessment and Response to Cybersecurity Threats

It is the policy of the Company and its technology service providers ("TSPs") to ensure that they can identify, mitigate, and respond to cyber-attacks involving destructive malware and invasive attacks such as phishing, ransomware, malware, DDoS attacks, etc. This commitment aligns with the Company's risk appetite, Incident Response Policy, and Business Continuity Plan, which incorporates business continuity planning and testing activities to enhance response and recovery capabilities.

The Company realizes that it faces a variety of risks from cyber-attacks involving destructive malware, including liquidity, capital, operational, and reputation risks, due to events such as fraud, data loss, and disruption of customer service. As such, it is the policy of the Company to ensure that its risk management processes, and business continuity planning address these risks by:

- Establishing a comprehensive governance program encompassing policies and procedures to administer and oversee the information/cybersecurity programs to ensure adherence to regulatory guidance and industry best practices.
- Securely configuring systems and services to mitigate the impact of cyberattacks. This includes measures such as logical network segmentation, hard backups, maintaining an inventory of authorized devices and software, and physical segmentation of critical systems. Consistency in system configuration fosters a secure network environment by removing or disabling unused applications, functions, or components.
- Implementing and testing controls around critical systems on a regular basis to ensure appropriate access control and segregation of duties. Limits on sign-on attempts for critical systems are enforced, with accounts being locked upon threshold exceedance. Alert systems notify of baseline control changes on critical systems, with the effectiveness and adequacy of controls periodically tested and the results reported to senior management and, if applicable, the Risk Committee, along with recommended risk mitigation strategies and progress to remediate findings.
- Performing security monitoring, prevention, and risk mitigation activities to ensure the effectiveness of protection and detection systems. This includes maintaining up-to-date intrusion detection systems, antivirus protection, and properly configured firewall rules. Systems are monitored to identify, prevent, and contain attack attempts from all sources.

- Maintaining robust business continuity planning processes to swiftly recover, resume, and maintain operations post-cyber-attack incidents involving destructive malware. These processes encompass data and business operations recovery, network capability rebuilding, and data protection for offline backups in the event of cyber-attacks impacting the Company or its critical service providers.
- Conducting ongoing information security risk assessments to address new and evolving threats to online deposit and loan accounts. This involves identifying, prioritizing, and assessing risks to critical systems, including threats to applications controlling various system parameters and implementing necessary security prevention measures.
- Reviewing, updating, and testing incident response and business continuity plans annually to ensure effectiveness. Testing encompasses both in-house and third-party processor scenarios to validate employee understanding of responsibilities and adherence to Company protocols.

Executive Oversight and Roles

The responsibility for adopting and maintaining an effective cybersecurity program is assigned to the RMCD, who collaborates with functional area management, departmental level managers, and other relevant staff. Management committees and the Board of Directors review reports submitted by the RMCD detailing the Company's inherent and residual cybersecurity risk, program sophistication level, and high-risk threats identified in the cybersecurity risk assessment.

The Board oversees the development and maintenance of the information security program, holding management accountable. Management committees ensure program integration and effectiveness, with the RMCD responsible for cybersecurity controls and procedures. The Board receives regular reports on cybersecurity risk assessment and program updates, providing expectations and requirements to management and holding them accountable for oversight and coordination, assignment of responsibility, and the effectiveness of the information and cybersecurity security program.

Annually, or as required, the RMCD provides a comprehensive report to the Board or a designated committee regarding the status of the cybersecurity program. This report encompasses internal assessments, utilization of the Cybersecurity Assessment, discussion of significant program matters such as the annual risk assessment, risk management decisions, monitoring of service provider compliance, results of key controls testing, security breaches or violations, management's responses, and recommendations for program enhancements.

Engagement with Third Party Vendors

The engagement of third-party providers involves potential risks that may impact strategic, reputational, operational, transaction, credit, financial, technology and compliance considerations. Third-party providers whose services involve transmittal, storage and processing of non-public personal information represent a greater level of compliance risks, specifically as it relates to compliance requirements of the Gramm Leach Bliley Act (GLBA) regulation and applicable Privacy Laws and Regulations.

The Bank has developed general guidelines for the identification, risk assessment, monitoring and management of risks associated to the engagement of third-party providers or vendors.

Certain aspects of the risk assessment process may require the involvement of the compliance officer, technology officers, finance officers, internal auditors, and legal counsel to identify potential risks that may arise from the third-party engagement as well as identify performance criteria, internal controls, reporting needs and any contractual requirements that should be implemented for the ongoing assessment and control of risks that derive from the third-party engagement.

Compliance with Regulatory Standards

Annual testing or more frequently if deemed necessary of cybersecurity controls and procedures will be conducted to ensure compliance. In instances of identified deficiencies or vulnerabilities, remedial action plans will be implemented to rectify issues or establish mitigating controls. Any exceptions deemed significant will be promptly reported, with remediation efforts prioritized.

Annually, or as required, the RMCD will provide a comprehensive report to the Board or a designated committee regarding the status of the cybersecurity program. This report will encompass internal assessments, utilization of the Cybersecurity Assessment, and discussion of other significant program matters.

As of the end of the reporting period set forth in this Annual Report on Form 10-K, there is no knowledge or indication that customer sensitive information was compromised as a result of third-parties' system vulnerabilities. Management continues to monitor developments and vendor communications.

Item 2. Properties

The Company's corporate offices are headquartered at 2301 N.W. 87th Avenue, Doral, Florida 33172. The Company, through the Bank, operates 10 banking centers in South Florida within Miami-Dade and Broward counties. Of the 10 banking centers, nine of these locations are leased and one is owned. The banking center that is owned is located at 3999 Sheridan St, Hollywood, FL 33021. Management believes that each of these locations are in good condition and adequate to meet our present and foreseeable needs, subject to possible future expansion.

See Note 4 "Leases" and Note 5 "Premises and Equipment" to the Consolidated Financial Statements included in this Annual Report on Form 10-K for additional information.

Item 3. Legal Proceedings

We are not currently subject to any material legal proceedings. We are from time to time subject to claims and litigation arising in the ordinary course of business. These claims and litigation may include, among other things, allegations of violation of banking and other applicable regulations, competition law, labor laws and consumer protection laws, as well as claims or litigation relating to intellectual property, securities, breach of contract and tort. We intend to defend ourselves vigorously against any pending or future claims and litigation.

The Company previously disclosed that litigation (the "Litigation") had been commenced on July 13, 2023 by three individuals who were shareholders of the Bank prior to the Bank's reorganization into the holding company form of organization in 2021 (the "Plaintiffs") against six persons, all of whom were directors of the Bank at the relevant time (the "Defendants"), in the Circuit Court, Eleventh Judicial Circuit for Miami-Dade County, Florida (the "Court") (Benes et al. v. de la Aguilera et al.) alleging the Defendants (i) caused the Bank, as directors thereof, to engage in ultra vires conduct by devising and approving the exchange transaction effected in July 2021 pursuant to which the Bank's then outstanding shares of Class C and Class D preferred stock was exchanged for shares of Class A voting common stock in the Bank (the "Exchange Transaction"), which action the Plaintiffs allege was not permitted by the Bank's Articles of Incorporation, and (ii) breached their fiduciary duty as directors of the Bank by approving and engaging in the Exchange Transaction. The Plaintiffs sought the Court to certify the action as a class action and to award damages in an amount to be proven at trial. The Plaintiffs sought damages exceeding $750,000 plus attorney's fees and costs as well as such other relief as the Court determined to award.

The Defendants filed a motion to dismiss the Litigation with prejudice (the "Motion"). On December 27, 2023, the Court, after reviewing the Motion, the Plaintiff's response thereto and the Defendant's reply as well as the oral arguments presented by the parties on December 14, 2023, granted the Motion, dismissing the Litigation with prejudice and rendering final judgment in favor of the Defendants (the "Order"). The Court reserved jurisdiction to award costs or grant any post-judgment relief.

On May 1, 2024, the Plaintiffs filed in the Third District Court of Appeal for the State of Florida (the "Appellate Court") an appeal (the "Appeal"), appealing the issuance of the Order and seeking a reversal of the Order. The Plaintiffs claimed the Court erred by concluding (i) the Exchange Transaction was not ultra vires, and (ii) that the Legacy Shareholders (which includes the Plaintiffs) lacked direct standing. The Plaintiffs filed their initial brief and the Defendants filed on July 1, 2024 their answer brief ("Answer Brief") responding to the allegations contained in the Appeal.

Oral argument was heard before the Court on January 14, 2025. On February 18, 2025, the Appellate Court affirmed the lower court's ruling and dismissed the lawsuit, in favor of the Defendants (the "Dismissal"). The Plaintiffs have the right to appeal the Dismissal, but they have not done so as of the date of the filing of this Annual Report on Form 10-K.

The Company believes that the positions in the Appeal are legally and factually without merit, and it intends to vigorously defend against any appeal of the Dismissal of the Appeal, pursue any potential counterclaims against the Plaintiffs as it deems appropriate, and seek coverage from its insurance carriers. Furthermore, there is also no assurance that we will be able to secure coverage from our insurance carriers for any expenses incurred by us in connection with defending against the Appeal.

At this time, in the opinion of management, the likelihood is remote that the impact of such proceedings, either individually or in the aggregate, would have a material adverse effect on our consolidated results of operations, financial condition or cash flows. However, one or more unfavorable outcomes in any claim or litigation against us, including the aforementioned Appeal regarding the Exchange Transaction, could have a material adverse effect on the period in which such claims or litigation are resolved. In addition, regardless of their merits or their ultimate outcomes, such matters are costly, divert management's attention and may materially adversely affect our reputation, even if resolved in our favor.

There can be no assurance that any future legal proceedings to which we are a party will not be decided adversely to our interests and have a material adverse effect on our financial condition and operations.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(a) **Market Information**

In July 2021, the Bank's Class A common stock began trading on the Nasdaq Stock Market under ticker symbol "USCB".

Effective December 30, 2021, the Company acquired all issued and outstanding shares of Class A common stock of the Bank in connection with the bank holding company reorganization. Each of the outstanding shares of the Bank's common stock formerly held by its shareholders was converted into and exchanged for one newly issued share of the Company's common stock. The Company's Class A common stock is also listed on the Nasdaq Stock Market and uses the same ticker symbol.

The listing of our Class A common stock on the Nasdaq Stock Market has resulted in a more active trading market for our Class A common stock. However, we cannot assure investors that a liquid trading market for our Class A common stock will be sustained.

Prior to our listing on the Nasdaq Stock Market there was not an established public trading market for the Class A common shares. The following table shows the quarterly high and low closing prices of our Class A common stock traded on the Nasdaq Stock Market for the last two fiscal years:

	Stock Price			
	High		Low	
Quarter Ended:				
March 31, 2023	$	12.71	$	9.89
June 30, 2023	$	10.94	$	8.86
September 30, 2023	$	12.09	$	10.31
December 31, 2023	$	12.65	$	10.11
March 31, 2024	$	12.44	$	10.85
June 30, 2024	$	12.83	$	10.25
September 30, 2024	$	16.66	$	11.99
December 31, 2024	$	20.78	$	14.16

As of December 31, 2024, our Class B common stock is not listed or traded on any stock exchange and no shares were issued and outstanding at such date.

Holders

As of January 31, 2025, the Company's Class A common shares were held by approximately 526 shareholders of record, not including the number of persons or entities whose stock is held in nominee or "street" name through various brokerage firms and banks.

Dividends

As a bank holding company, the Company's ability to declare and pay dividends depends on various federal regulatory considerations, including the guidelines of the Federal Reserve regarding capital adequacy and dividends. The Company has agreed to provide notice to the Federal Reserve prior to paying any cash dividends on its Class A common stock.

Because we are a bank holding company and currently do not engage directly in business activities of a material nature, our ability to pay dividends to our shareholders depends, in large part, upon our receipt of dividends from the Bank, which is also subject to numerous limitations on the payment of dividends under federal and state banking laws, regulations and policies. The Bank cannot declare and pay and cash dividends to the Company without receiving the prior approval of the FDIC.

The principal source of revenue with which to pay dividends on common shares are dividends the Bank may declare and pay out of funds legally available for payment of dividends. As a Florida corporation, we are only permitted to pay dividends to shareholders if, after giving effect to the dividend, (i) the Company is able to pay its debts as they become due in the ordinary course of business and (ii) the Company's assets exceeds the sum of Company's (a) liabilities plus (b) the

amount that would be needed for the Company to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the dividend, if any.

Securities Authorized for Issuance Under Equity Compensation Plans

See Note 9 "Equity Based and Other Compensation Plans" to the Consolidated Financial Statements included in this Annual Report Form on 10-K for additional information required.

Stock Price Performance

The graph below compares the cumulative total return to stockholders of our Class A common stock between July 23, 2021 (the date the Bank's Class A common stock commenced trading on the Nasdaq Stock Market) and December 31, 2024, with the cumulative total return of (a) the Nasdaq Bank Index (b) the NASDAQ ABA Community Bank Index, and (c) the Nasdaq Composite Index over the same period. This graph assumes the investment of $100 in our Class A common stock at the closing sale price of $10.82 per share on July 23, 2021, and assumes the reinvestment of dividends.

The comparisons shown in the graph below are based upon historical data. We caution that the stock price performance shown in the graph below is not indicative of, nor is it intended to forecast, the potential future performance of our common stock.



COMPARISON OF CUMULATIVE TOTAL RETURN
Among USCB Financial Holdings, Inc., the NASDAQ Bank Index, the ABA Community Bank Index, and the NASDAQ Composite

	07/23/2021	12/31/2021	12/31/2022	12/31/2023	12/31/2024
USCB Financial Holdings, Inc. (USCB)	$ 100	$ 140	$ 122	$ 123	$ 166
NASDAQ Bank (BANK)	$ 100	$ 115	$ 94	$ 88	$ 102
NASDAQ ABA Community Bank (QABA)	$ 100	$ 114	$ 101	$ 96	$ 106
NASDAQ Composite (IXIC)	$ 100	$ 107	$ 71	$ 102	$ 130

Recent Sales of Unregistered Securities

The Company did not sell any of its equity securities during 2024 that were not registered under the Securities Act.

Purchases of Equity Securities by Issuer and Other Affiliates

On January 24, 2022, the Board of Directors approved the first share repurchase program of up to 750,000 shares of Class A common stock. On April 22, 2024 the Board of Directors approved the second share repurchase program of up to 500,000 shares of Class A common stock. Under the repurchase programs, the Company may purchase shares of Class A common stock on a discretionary basis from time to time through open market repurchases, privately negotiated transactions, or otherwise in compliance with Rule 10b-18 under the Exchange Act. As of December 31, 2024, the Company had repurchased 712,020 shares of Class A common stock under the first program and no shares under the second repurchase program. The Company did not repurchase any of its equity securities for the quarter ended December 31, 2024. As of December 31, 2024, 537,980 shares remained authorized for repurchase under the Company's two stock repurchase programs.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis of financial condition and results of operations analyzes the consolidated financial condition and results of operations of the Company and the Bank, its wholly owned subsidiary, for the years ended December 31, 2024 and 2023. This discussion and analysis is best read in conjunction with the Consolidated Financial Statements and related footnotes of the Company presented in Item 8 "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management's expectations. Factors that could cause such differences are discussed in the sections entitled "Forward-Looking Statements" and Item 1A "Risk Factors" of this Annual Report.

In this Annual Report on Form 10-K, unless the context indicated otherwise, references to "we," "us,", and "our" refer to the Company and the Bank, as the contest dictates. However, if the discussion relates to a period before the Effective Date, the terms refer only to the Bank.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains statements that are not historical in nature are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended. The words "may," "will," "anticipate," "could," "should," "would," "believe," "contemplate," "expect," "aim," "plan," "estimate," "seek," "continue," and "intend," as well as other similar words and expressions of the future, are intended to identify forward-looking statements. These forward-looking statements include statements related to our projected growth, anticipated future financial performance, and management's long-term performance goals, as well as statements relating to the anticipated effects on results of operations and financial condition from expected developments or events, or business and growth strategies, including anticipated internal growth and balance sheet restructuring.

These forward-looking statements involve significant risks and uncertainties that could cause our actual results to differ materially from those anticipated in such statements. Potential risks and uncertainties include, but are not limited to:

- the strength of the United States economy in general and the strength of the local economies in which we conduct operations;
- our ability to successfully manage interest rate risk, credit risk, liquidity risk, and other risks inherent to our industry;
- the accuracy of our financial statement estimates and assumptions, including the estimates used for our credit loss reserve and deferred tax asset valuation allowance;
- the efficiency and effectiveness of our internal control environment;
- our ability to comply with the extensive laws and regulations to which we are subject, including the laws for each jurisdiction where we operate;
- adverse changes or conditions in the capital and financial markets, including actual or potential stresses in the banking industry;
- deposit attrition and the level of our uninsured deposits;
- legislative or regulatory changes and changes in accounting principles, policies, practices or guidelines, including the on-going effects of the implementation of CECL;
- the lack of a significantly diversified loan portfolio and concentration in the South Florida market, including the risks of geographic, depositor, and industry concentrations, including our concentration in loans secured by real estate, in particular, commercial real estate;
- the effects of climate change;
- the concentration of ownership of our common stock;
- fluctuations in the price of our common stock;
- our ability to fund or access the capital markets at attractive rates and terms and manage our growth, both organic growth as well as growth through other means, such as future acquisitions;
- inflation, interest rate, unemployment rate, market, and monetary fluctuations;
- impacts of international hostilities and geopolitical events;
- increased competition and its effect on the pricing of our products and services as well as our net interest rate spread and net interest margin;
- the loss of key employees;
- the effectiveness of our risk management strategies, including operational risks, including, but not limited to, client, employee, or third-party fraud and cybersecurity breaches; and
- other risks described in this Annual Report on Form 10-K and other filings we make with the SEC.

All forward-looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations. Therefore, you are cautioned not to place undue reliance on any forward-looking statements. Further, forward-looking statements included in this Annual Report on Form 10-K are made only as of the date hereof, and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, unless required to do so under the federal securities laws. You should also review the risk factors described in this Annual Report on Form 10-K and in the reports the Company filed or will file with the SEC and, for periods prior to the Effective Date, the Bank filed with the FDIC.

Non-GAAP Financial Measures

This Annual Report on Form 10-K includes financial information determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). This financial information includes certain operating performance measures. Management has included these non-GAAP measures because it believes these measures may provide useful supplemental information for evaluating the Company's underlying performance trends. Further, management uses these measures in managing and evaluating the Company's business and intends to refer to them in discussions about our operations and performance. Operating performance measures should be viewed in addition to, and not as an alternative

to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable GAAP measures can be found in the 'Non-GAAP Reconciliation Tables' included in this Annual Report on form 10-K.

Overview

For the year ended December 31, 2024, the Company reported net income of $24.7 million compared with net income of $16.5 million for the year ended December 31, 2023.

In evaluating our financial performance, we consider the level of and trends in net interest income, the net interest margin, the cost of deposits, growth and composition of our loan portfolio, levels and composition of non-interest income and non-interest expense, performance ratios, asset quality ratios, regulatory capital ratios, and any significant event or transaction.

The following significant highlights are of note for the year ended December 31, 2024:

- On January 29, 2024, the Company announced that its Board of Directors had adopted a quarterly cash dividend program. The quarterly dividend for all quarters in 2024 was $0.05 per share of Class A common stock.

- Net interest income before provision for credit losses totaled $69.9 million, an increase of $11.4 million or 19.4%, compared to $58.6 million for the year ended December 31, 2023.

- Net interest margin ("NIM") was 2.94% for the year ended December 31, 2024 , an improvement from 2.79% for the year ended December 31, 2023.

- Total assets grew to $2.6 billion at December 31, 2024, an increase of $242.1 million or 10.4%, compared to $2.3 billion at December 31, 2023.

- Total loans held for investment grew to $2.0 billion at December 31, 2024, an increase of $192.0 million or 10.8%, compared to $1.8 billion at December 31, 2023.

- Return on average assets for the year ended December 31, 2024 was 0.99% compared to 0.75% for 2023.

- Return on average stockholders' equity for the year ended December 31, 2024 was 12.11% compared to 8.99% for 2023.

- Nonperforming assets totaled $2.7 million at December 31, 2024 compared to $468 thousand at December 31, 2023.

- The Company maintained its strong capital position. As of December 31, 2024, the Bank was well-capitalized for regulatory capital purposes, with a total risk-based capital ratio of 13.34%, a tier 1 risk-based capital ratio of 12.10%, a common equity tier 1 capital ratio of 12.10%, and a leverage ratio of 9.38%. As of December 31, 2024 and 2023, all of the Bank's regulatory capital ratios exceeded the thresholds to be well-capitalized under the applicable bank regulatory requirements.

- In April 2024, the Board of Directors approved a new share repurchase program of up to 500,000 shares of Class A common stock or approximately 2.5% of the Company's then issued and outstanding shares of common stock.

- During the year ended December 31, 2024, the Company repurchased 42,100 shares of Class A common stock at a weighted average price per share of $11.85. The aggregate purchase price for these transactions was approximately $501 thousand, including transaction costs. These repurchases were made through open market purchases pursuant to the Company's publicly announced repurchase programs. As of December 31, 2024, 537,980 shares remained authorized for repurchase under the current two programs.

- During the third quarter in 2024, the Company unwound four fair value interest rate swaps with a notional aggregate amount of $200 million.

Critical Accounting Policies and Estimates

The consolidated financial statements are prepared based on the application of U.S. GAAP, the most significant of which are described in Note 1 "Summary of Significant Accounting Policies" to our Consolidated Financial Statements. To prepare financial statements in conformity with GAAP, management makes estimates, assumptions, and judgments based on available information. These estimates, assumptions, and judgments affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements and, as this information changes, actual results could differ from the estimates, assumptions and judgments reflected in the financial statements. In particular, management has identified accounting policies that, due to the estimates, assumptions and judgments inherent in those policies, are critical in understanding our financial statements. Management has presented the application of these policies to the audit and risk committee of our Board.

Allowance for Credit Losses - Loans

The allowance for credit losses ("ACL") is a valuation allowance that is established through charges to earnings in the form of a provision for credit losses. The amount of the ACL is affected by the following: (i) charge-offs of loans that decrease the allowance; (ii) subsequent recoveries on loans previously charged off that increase the allowance; and (iii) provisions for credit losses charged to income that increase or decrease the allowance. Management considers the policies related to the ACL as the most critical to the financial statement presentation.

On January 1, 2023, the Company implemented ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended. This update replaces the incurred loss methodology with the CECL methodology. The CECL methodology measures expected credit losses and applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (e.g., loan commitments, standby letters of credit, financial guarantees, and similar instruments), as well as net investments in leases recognized by lessors in accordance with Topic 842 on leases.

Under CECL, the Company estimates the allowance for credit losses by utilizing pertinent available data, sourced both internally and externally, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit losses provide the foundation for the estimation of expected credit losses. Qualitative adjustments are applied to the estimated expected credit losses for the loan portfolio to account for potential constraints of the quantitative model. Management employs a scorecard to facilitate the evaluation of qualitative factor adjustments made to expected credit losses.

The estimation's quantitative aspect relies on the statistical correlation between the anticipated value of an economic indicator and the historical loss experience implied within a selected group of peers. The Company conducted regression analyses using peer data, inclusive of the Company itself, where observed credit losses and chosen economic indicators were utilized to identify appropriate drivers for modeling the lifetime probability of default ("PD") rates. A loss given default rate ("LGD") is assigned to each pool of loans for each period based on these PD outcomes. The model primarily employs an expected discounted cash flow ("DCF") analysis for segments within the loan portfolio. This DCF analysis operates at the individual instrument level and incorporates various loan-specific data points and segment-specific assumptions to ascertain the lifetime expected loss associated with each instrument. An implicit "hypothetical loss" is determined for each period of the DCF, aiding in establishing the present value of future cash flows for each period. The reserve allocated to a particular loan represents the disparity between the sum of the present value of future cash flows and the book balance of the loan at the measurement date.

Management uses the Remaining Life ("WARM") methodology for five segments within the loan portfolio. For each segment, a long-term average loss rate is computed and applied quarterly throughout the remaining life of the pool. Qualitative assessments are conducted to adjust for economic expectations. To estimate the remaining life, management employed a software solution utilizing an attrition-based calculation. This software conducts quarterly cohort-based attrition measurements based on the loan portfolio.

Portfolio segments represent the level at which loss assumptions are applied to a pool of loans, determined by the similarity of risk characteristics inherent in the included instruments, based on collateral codes and FFIEC Call Report codes. Currently, the Company segments the portfolio based on collateral codes to establish reserves. Each segment is linked to regression models (Loss Driver Analyses) using peer data for loans with similar risk characteristics. The Company has established connections between internal portfolio segmentation and FFIEC Call Report codes for this purpose. The loss driver for each loan portfolio segment is derived from a readily available and reasonable economic forecast, including Federal Reserve Bank projections of the U.S. civilian unemployment rate and year-over-year real GDP growth. For the

residential loan segment, House Price Index ("HPI") projections published by Fannie Mae's Economic and Strategic Research Group are utilized for the forecast. Forecasts are applied for the first four quarters of the credit loss estimate and then linearly revert to the historical mean of the economic indicator over the expected life of the loans.

The model integrates qualitative factor adjustments to fine-tune risk calibration for each portfolio segment, addressing aspects that quantitative analysis may not fully capture. Decisions concerning qualitative adjustments reflect management's anticipation of loss conditions deviating from those already accounted for in the quantitative aspect of the model.

Our ACL included residential loans. To assess the potential impact of changes in qualitative factors related to these loans, management performed a sensitivity analysis. The Company evaluated the impact of the HPI used in calculating expected losses on the residential loan segment. As of December 31, 2024, for every 100 basis points increase in the HPI index, the forecast reduces reserves by approximately $582 thousand and about 3 basis points to the reserve coverage ratio, everything else being constant. This sensitivity analysis provides a hypothetical result to assess the sensitivity of the ACL and does not represent a change in management's judgement.

As of December 31, 2024, we stress tested two qualitative factors in our commercial real estate loan pool, as it's the largest segment in our portfolio. We evaluated the impact of a change in the qualitative factors from no risk to maximum loss to measure the sensitivity of the qualitative factors. The change resulted in a $9.6 million or 39.8% increase in the allowance for credit losses. This sensitivity analysis provides a hypothetical result to assess the sensitivity of the ACL and does not represent a change in management's judgement.

The Company calculates a reserve for unfunded commitments, distinct from the allowance for credit losses reported in other liabilities. This reserve is determined using both quantitative and qualitative factors identical to those applied to the collectively evaluated loan portfolio.

Results of Operations

General

The following tables present selected balance sheet, income statement, and profitability ratios for the dates and for the periods indicated (in thousands, except ratios):

	As of December 31,	
	2024	2023
Consolidated Balance Sheets:		
Total assets	$ 2,581,216	$ 2,339,093
Total loans [1]	$ 1,972,848	$ 1,780,827
Total deposits	$ 2,174,004	$ 1,937,139
Total stockholders' equity	$ 215,388	$ 191,968

(1) Loan amounts include deferred fees/costs.

	Years Ended December 31,	
	2024	2023
Consolidated Statements of Operations:		
Net interest income before provision for credit losses	$ 69,936	$ 58,568
Provision for credit losses	$ 3,157	$ 2,367
Total non-interest income	$ 12,740	$ 7,403
Total non-interest expense	$ 47,042	$ 41,808
Net income	$ 24,674	$ 16,545
Net income available to common stockholders	$ 24,674	$ 16,545
Profitability:		
Efficiency ratio	56.90%	63.37%
Net interest margin	2.94%	2.79%

The Company's results of operations depend substantially on net interest income and non-interest income. Other factors contributing to the results of operations include our provision for credit losses, non-interest expense, and the provision for income taxes.

Net income for the year ended December 31, 2024 was $24.7 million, compared with net income of $16.5 million for the same period in 2023. The Company reported net income per diluted share for the year ended December 31, 2024 of $1.24 compared to net income per diluted share for the same period in 2023 of $0.84.

Net Interest Income

Net interest income is the difference between interest earned on interest-earning assets and interest incurred on interest-bearing liabilities and is the primary driver of core earnings. Interest income is generated from interest and dividends on interest-earning assets, including loans, investment securities and other short-term investments. Interest expense is incurred from interest paid on interest-bearing liabilities, including interest-bearing deposits, FHLB advances and other borrowings.

To evaluate net interest income, we measure and monitor (i) yields on loans and other interest-earning assets, (ii) the costs of deposits and other funding sources, (iii) net interest spread, and (iv) net interest margin. Net interest spread is equal to the difference between the weighted average yields earned on interest-earning assets and the weighted average rates paid on interest-bearing liabilities. Net interest margin is equal to the net interest income divided by average interest-earning assets. Because non-interest-bearing sources of funds, such as non-interest-bearing deposits and stockholders' equity, also fund interest-earning assets, net interest margin includes the benefit of these non-interest-bearing sources.

Changes in the market interest rates and interest rates we earn on interest-earning assets or pay on interest-bearing liabilities, as well as the volume and types of interest-earning assets and interest-bearing and non-interest-bearing liabilities, are usually the largest drivers of periodic changes in net interest spread, net interest margin and net interest income. The Asset-Liability Committee ("ALCO") has in place asset-liability management techniques to manage major factors that affect net interest income and net interest margin.

The following table contains information related to average balances, average yields on assets, and average costs of liabilities for the periods indicated (in thousands).

		Years Ended December 31,					
		2024			2023		
		Average Balance [1]	Interest	Yield/Rate	Average Balance [1]	Interest	Yield/Rate
Assets							
Interest-earning assets:							
Loans	[2] $	1,862,013 $	115,236	6.19 % $	1,606,960 $	87,884	5.47 %
Investment securities	[3]	427,567	11,480	2.68 %	423,749	10,012	2.36 %
Other interest-earnings assets		88,758	4,517	5.09 %	65,986	3,121	4.73 %
Total interest-earning assets		2,378,338	131,233	5.52 %	2,096,695	101,017	4.82 %
Non-interest earning assets		108,215			109,541		
Total assets	$	$2,486,553			$ 2,206,236		
Liabilities and stockholders' equity							
Interest-bearing liabilities:							
Interest-bearing demand deposits	$	54,667	1,509	2.76 % $	53,324	901	1.69 %
Savings and money market deposits		1,109,853	40,098	3.61 %	963,708	29,658	3.08 %
Time deposits		326,373	13,354	4.09 %	268,715	8,500	3.16 %
Total interest-bearing deposits		1,490,893	54,961	3.69 %	1,285,747	39,059	3.04 %
Borrowings and repurchase agreements		158,484	6,336	4.00 %	94,936	3,390	3.57 %
Total interest-bearing liabilities		1,649,377	61,297	3.72 %	1,380,683	42,449	3.07 %
Non-interest bearing demand deposits		596,073			607,506		
Other non-interest-bearing liabilities		37,399			34,010		
Total liabilities		2,282,849			2,022,199		
Stockholders' equity		203,704			184,038		
Total liabilities and stockholders' equity	$	$2,486,553			$ 2,206,236		
Net interest income			$ 69,936			$ 58,568	
Net interest spread	[4]			1.80 %			1.74 %
Net interest margin	[5]			2.94 %			2.79 %

(1) Average balances - Daily average balances are used to calculate yields/rates.
(2) Average loan balances include non-accrual loans. Interest income on loans includes accretion of deferred loan fees, net of deferred loan costs.
(3) At fair value except for securities held to maturity. This amount includes FHLB stock.
(4) Net interest spread is the weighted average yield on total interest-earning assets minus the weighted average rate on total interest-bearing liabilities.
(5) Net interest margin is the ratio of net interest income to average total interest-earning assets.

Net interest income before the provision for credit losses was $69.9 million for the year ended December 31, 2024, an increase of $11.4 million or 19.4%, from $58.6 million for the year ended December 31, 2023. This increase was primarily attributable to increase in weighted average yields on interest-earning assets growing at a higher pace than the increase in weighted average rates paid on interest-earning liabilities. Additionally, the increase in the volume of interest-earning assets was higher than interest-earning liabilities.

The net interest margin was 2.94% for the year ended December 31, 2024 and 2.79% for the year ended 2023. Although the overall and individual yields for interest-earning assets and interest-bearing liabilities both increased in 2024, the yield on interest-earning assets, especially on loans, had a greater increase when compared to 2023. The increase in our yields and cost of funds was primarily due to the interest rate market.

The Company did not have any tax-exempt securities at both December 31, 2024 and 2023.

Provision for Credit Losses

ACL represents expected credit losses in our portfolio as the measurement date. We maintain an adequate ACL that can mitigate expected credit losses in the loan portfolio. The ACL is increased by the provision for credit losses and is decreased by charge-offs, net of recoveries on prior loan charge-offs. There are multiple credit quality metrics that we use to base our determination of the amount of the ACL and corresponding provision for credit losses. These credit metrics evaluate the credit quality and level of credit risk inherent in our loan portfolio, assess non-performing loans and charge-offs levels, consider statistical trends and economic conditions and other applicable factors.

The provision for credit loss for the year ended December 31, 2024, was $3.2 million compared to $2.4 million in provision expense for the same period in 2023. The ACL as a percentage of total loans was 1.22% at December 31, 2024 compared to 1.18% at December 31, 2023.

See "Allowance for Credit Losses" below for further discussion on how the ACL was calculated for the periods presented.

Non-Interest Income

Net interest income and other types of recurring non-interest income are generated from our operations. Our services and products generate service charges and fees, mainly from our depository accounts. We also generate income from gain on sale of loans though our interest rate swap and SBA programs. In addition, we own life insurance policies on several employees and generate income reflecting the increase in the cash surrender value of these policies.

The following table presents the components of non-interest income for the periods indicated (in thousands):

| | Years Ended December 31, | |
	2024	2023
Service fees	$ 8,839	$ 5,055
Gain (loss) on sale of securities available for sale, net	14	(1,859)
Gain on sale of loans held for sale, net	747	801
Other non-interest income	3,140	3,406
Total non-interest income	$ 12,740	$ 7,403

Non-interest income for the year ended December 31, 2024 was $12.7 million compared to $7.4 million for the same period in 2023. This increase was primarily driven by a $2.9 million increase in interest rate swap income, $415 thousand increase in wire transfer fees, and $530 thousand increase in prepayment penalties reported under service fees. Additionally, in 2023, the Company executed a portfolio restructuring strategy which resulted in the sale of lower-yielding available-for-sale securities at a loss in order to better position our securities portfolio. The loss on the sale of securities was $1.9 million for 2023. Proceeds from the sale transactions were primarily reinvested in securities and loans bearing yields higher than those on the securities that were sold.

Non-Interest Expense

The following table presents the components of non-interest expense for the periods indicated (in thousands):

| | Years Ended December 31, | |
	2024	2023
Salaries and employee benefits	$ 28,793	$ 24,429
Occupancy	5,258	5,230
Regulatory assessment and fees	1,766	1,453
Consulting and legal fees	1,568	1,899
Network and information technology services	1,993	2,016
Other operating	7,664	6,781
Total non-interest expense	$ 47,042	$ 41,808

Non-interest expense for the year ended December 31, 2024 increased $5.2 million or 12.5%, compared to the same period in 2023. The increase is primarily due to $4.4 million or 17.9% increase in salaries and employee benefits consisting of a $1.2 million or 6.5% increase due to merit promotions and new hires, a $1.8 million increase in bonus and sales incentives, and a $1.1 million increase in stock-based compensation due to the Company's financial performance in 2024. Other operating expense had an increase of $883 thousand or 13.0% consisting of a $157 thousand increase in internet

banking fees, a $123 thousand increase in insurance expense, a $229 thousand increase in director's fees, and a $374 thousand in other expenses.

Provision for Income Tax

Fluctuations in the effective tax rate reflect the effect of the differences in the inclusion or deductibility of certain income and expense for income tax purposes. Therefore, future decisions on the investments we choose will affect our effective tax rate. Changes in the cash surrender value of bank-owned life insurance policies for key employees, purchasing municipal bonds, and overall taxable income will be important elements in determining our effective tax rate.

Income tax expense for the year ended December 31, 2024 was $7.8 million, compared to $5.3 million for the year ended December 31, 2023. The effective tax rate for the year ended December 31, 2024 was 24.0% and for the year ended December 31, 2023 was 24.1%.

For a further discussion on income taxes, see Note 6 "Income Taxes" to the Consolidated Financial Statements set forth in Item 8 of this Annual Report on Form 10-K.

Rate/Volume Analysis

The table below sets forth information regarding changes in interest income and interest expense for the periods indicated (in thousands). For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in rate (changes in rate multiplied by old volume); (ii) changes in volume (changes in volume multiplied by old rate); and (iii) changes in rate-volume (change in rate multiplied by change in volume). Changes in rate-volume are proportionately allocated between rate and volume variance (in thousands).

	Years Ended 2024 vs. 2023			Years Ended 2023 vs. 2022		
	Increase (decrease) due to change in			Increase (decrease) due to change in		
	Volume	Rate	Net	Volume	Rate	Net
Interest-earning assets:						
Loans [1]	$ 13,949	$ 13,403	$ 27,352	$ 12,026	$ 15,033	$ 27,059
Investment securities [2]	90	1,378	1,468	(929)	1,595	666
Other interest-earning assets	1,077	319	1,396	(64)	2,256	2,192
Total increase in interest income	$ 15,116	$ 15,100	$ 30,216	$ 11,033	$ 18,884	$ 29,917
Interest-bearing liabilities:						
Interest-bearing demand deposits	$ 23	$ 585	$ 608	$ (15)	$ 830	$ 815
Savings and money market deposits	4,498	5,942	10,440	1,032	23,453	24,485
Time deposits	1,824	3,030	4,854	331	6,660	6,991
Borrowings and repurchase agreements	2,269	677	2,946	985	1,734	2,719
Total increase in interest expense	8,614	10,235	18,848	2,333	32,677	35,010
Increase (decrease) in net interest income	$ 6,502	$ 4,865	$ 11,368	$ 8,700	$ (13,793)	$ (5,093)

(1) Average loan balances include non-accrual loans. Interest income on loans includes accretion of deferred loan fees, net of deferred loan costs.
(2) At fair value except for securities held to maturity. This amount includes FHLB stock.

Both average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities increased in 2024 as a compared to 2023, reflecting the changes in the macro interest rate environment. However, the average yields earned on interest-earning assets increased to a greater degree than rates paid on interest-bearing liabilities. Additionally, interest-earning assets volume growth was greater than the volume growth of interest-bearing liabilities.

The Company did not have any tax-exempt securities at both December 31, 2024 and December 31, 2023.

Analysis of Financial Condition

Total assets at December 31, 2024, were $2.6 billion, an increase of $242.1 million, or 10.4%, over total assets of $2.3 billion at December 31, 2023. Total loans increased $192.0 million, or 10.8%, to $2.0 billion at December 31, 2024 compared to $1.8 billion at December 31, 2023. Total deposits increased by $236.9 million, or 12.2%, to $2.2 billion at December 31, 2024 compared to $1.9 billion at December 31, 2023.

Investment Securities

The investment portfolio is used and managed to provide liquidity through cash flows, marketability and, if necessary, collateral for borrowings. The investment portfolio is also used as a tool to manage interest rate risk and the Company's capital market risk exposure. The operating philosophy of the portfolio is to maximize the Company's profitability, taking into consideration the Company's risk appetite and tolerance, manage it's asset composition and diversification, and maintain adequate risk-based capital ratios.

The investment portfolio is managed in accordance with the Asset and Liability Management ("ALM") policy, which includes investment guidelines, approved by the Board. Such policy is reviewed at least annually or more frequently if deemed necessary, depending on market conditions and/or unexpected events. The investment portfolio composition is subject to change depending on the funding and liquidity needs of the Company, and the interest risk management objectives directed by the ALCO. The portfolio of investments can be used to modify the duration of the balance sheet. The allocation of cash into securities takes into consideration anticipated future cash flows (uses and sources) and all available sources of credit.

Our investment portfolio consists primarily of securities issued by U.S. government-sponsored agencies, agency mortgage-backed securities, collateralized mortgage obligation securities, municipal securities, and other debt securities, all with varying contractual maturities and coupons. Due to the optionality embedded in these securities, the final maturities do not necessarily represent the expected life of the portfolio. Some of these securities will be called or paid down depending on capital market conditions and expectations. The investment portfolio is regularly reviewed by the Chief Financial Officer, Treasurer, and/or the ALCO of the Company to ensure an appropriate risk and return profile as well as for adherence to the Company's investment policy.

As of December 31, 2024, the investment portfolio consisted of available-for-sale ("AFS") and held-to-maturity ("HTM") debt securities. In 2022, the Company transferred investment securities from AFS to HTM with an amortized cost basis and fair value amount of $74.4 million and $63.8 million, respectively. On the date of transfer, these securities had a total net unrealized loss of $10.6 million. The transfer of the debt securities from the AFS to HTM category was made at fair value at the date of transfer. The unrealized gain or loss at the date of transfer is retained in accumulated other comprehensive income (loss) and in the carrying value of the HTM securities. Such amounts are amortized over the remaining life of the security. There was no impact to net income on the date of transfer. There were no securities transferred from AFS to HTM in 2024 or 2023.

The book value of the AFS securities is adjusted quarterly for unrealized gain or loss as a valuation allowance, and any gain or loss is reported on an after-tax basis as a component of other comprehensive income (loss) in stockholders' equity.

CECL requires a loss reserve for securities classified as HTM. The reserve should reflect historical credit performance as well as the impact of projected economic forecast. For U.S. Government bonds and U.S. Agency issued bonds in HTM the explicit guarantee of the U.S. Government is sufficient to conclude that a credit loss reserve is not required. The reserve requirement is for three primary assets groups: municipal bonds, corporate bonds, and non-agency securitizations. The Company calculates quarterly the loss reserve utilizing Moody's ImpairmentStudio. The CECL measurement for investment securities incorporates historical data, containing defaults and recoveries information, and Moody's baseline economic forecast. The solution uses probability of default/loss given default ("PD/LGD") approach. PD represents the likelihood a borrower will default. Within the Moody's model, this is determined using historical default data, adjusted for the current economic environment. LGD projects the expected loss if a borrower were to default.

The Company monitors the credit quality of HTM securities through the use of credit ratings. Credit ratings are monitored by the Company on at least a quarterly basis. As of December 31, 2024 and December 31, 2023, all HTM securities held by the Company were rated investment grade.

At December 31, 2024, HTM securities included $155.5 million of U.S. Government and U.S. Agency issued bonds and mortgage-backed securities. Because of the explicit and/or implicit guarantee on these bonds, the Company holds no reserves on these holdings. The remaining portion of the HTM portfolio is made up of $9.2 million in investment grade corporate bonds. The required reserve for these holdings is determined each quarter using the model described above. For the portion of the HTM exposed to non-government credit risk, the Company utilized the PD/LGD methodology to estimate a $6 thousand ACL as of December 31, 2024. The book value for debt securities classified as HTM represents amortized cost less ACL.

As of December 31, 2024, securities with a market value of $66.1 million were pledged to secure public deposits. As of December 31, 2024, the Company did not have any tax-exempt securities in the portfolio.

The following table presents the amortized cost and fair value of investment securities for the dates indicated (in thousands):

| | December 31, 2024 | | | |
Available-for-sale:	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. Government Agency	$ 14,279	$ 14	$ (1,668)	$ 12,625
Collateralized mortgage obligations	101,808	15	(22,918)	78,905
Mortgage-backed securities - residential	58,995	1	(12,063)	46,933
Mortgage-backed securities - commercial	86,604	40	(7,905)	78,739
Municipal securities	24,925	-	(5,614)	19,311
Bank subordinated debt securities	24,314	438	(1,044)	23,708
	$ 310,925	$ 508	$ (51,212)	$ 260,221
Held-to-maturity:				
U.S. Government Agency	$ 42,538	$ -	$ (5,094)	$ 37,444
Collateralized mortgage obligations	56,987	57	(7,785)	49,259
Mortgage-backed securities - residential	40,681	53	(4,613)	36,121
Mortgage-backed securities - commercial	15,272	-	(1,385)	13,887
Corporate bonds	9,222	-	(393)	8,829
	$ 164,700	$ 110	$ (19,270)	$ 145,540
Allowance for credit losses - securities held-to-maturity	(6)			
Securities held-to maturity, net of allowance for credit losses	$ 164,694			

| | December 31, 2023 | | | |
Available-for-sale:	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. Government Agency	$ 9,664	$ -	$ (1,491)	$ 8,173
Collateralized mortgage obligations	103,645	-	(23,039)	80,606
Mortgage-backed securities - residential	63,795	-	(11,608)	52,187
Mortgage-backed securities - commercial	49,212	56	(6,504)	42,764
Municipal securities	25,005	-	(5,667)	19,338
Bank subordinated debt securities	28,106	188	(2,033)	26,261
	$ 279,427	$ 244	$ (50,342)	$ 229,329
Held-to-maturity:				
U.S. Government Agency	$ 43,626	$ 2	$ (5,322)	$ 38,306
Collateralized mortgage obligations	62,735	-	(7,983)	54,752
Mortgage-backed securities - residential	43,784	348	(4,533)	39,599
Mortgage-backed securities - commercial	15,439	-	(1,257)	14,182
Corporate bonds	9,398	-	(727)	8,671
	174,982	$ 350	$ (19,822)	$ 155,510
Allowance for credit losses - securities held-to-maturity	(8)			
Securities held-to maturity, net of allowance for credit losses	$ 174,974			

AFS and HTM investment securities in aggregate increased $20.6 million or 5.1% to $424.9 million at December 31, 2024 from $404.3 million at December 31, 2023.

The following table shows the weighted average yields, categorized by contractual maturity, for investment securities as of December 31, 2024 (in thousands, except ratios):

	Within 1 year		After 1 year through 5 years		After 5 years through 10 years		After 10 years		Total	
	Amortized Cost	Yield	Amortized Cost	Yield	Amortized Cost	Yield	Amortized Cost	Yield	Amortized Cost	Yield
Available-for-sale:										
U.S. Government Agency	$ -	-	$ -	-	$ 2,379	3.14%	$ 11,900	4.61%	$ 14,279	4.37%
Collateralized mortgage obligations	-	-	-	-	-	-	101,808	1.62%	101,808	1.62%
Mortgage-backed securities - residential	-	-	-	-	-	-	58,995	1.70%	58,995	1.70%
Mortgage-backed securities - commercial	-	-	1,596	4.41%	4,097	4.71%	80,911	3.25%	86,604	3.34%
Municipal securities	-	-	-	-	20,680	1.72%	4,245	1.86%	24,925	1.75%
Bank subordinated debt securities	-	-	2,926	9.27%	21,388	5.11%	-	-	24,314	5.61%
	$ -	-	$ 4,522	7.56%	$ 48,544	3.54%	$ 257,859	2.30%	$ 310,925	2.57%
Held-to-maturity:										
U.S. Government Agency	$ -	-	$ 7,951	1.02%	$ 20,078	1.45%	$ 14,509	1.85%	$ 42,538	1.51%
Collateralized mortgage obligations	-	-	-	-	-	-	56,987	1.66%	56,987	1.66%
Mortgage-backed securities - residential	-	-	4,322	1.86%	5,882	1.75%	30,477	2.38%	40,681	2.23%
Mortgage-backed securities - commercial	-	-	3,057	1.62%	-	-	12,215	2.59%	15,272	2.40%
Corporate bonds	-	-	9,222	2.81%	-	-	-	-	9,222	2.81%
	$ -	-	$ 24,552	1.92%	$ 25,960	1.52%	$ 114,188	1.98%	$ 164,700	1.90%

The Company did not have any tax-exempt securities at both December 31, 2024 and 2023.

Loans

Loans are the largest category of interest-earning assets on the Consolidated Balance Sheets, and usually provides higher yields than the remainder of the Company's interest-earning assets. Higher yields typically carry inherent credit and liquidity risks in comparison to lower yielding assets. The Company manages and mitigates such risks in accordance with the credit and ALM policies, risk tolerance and balance sheet composition.

The following table shows the loan portfolio composition as of the dates indicated (in thousands):

	December 31, 2024		December 31, 2023	
	Total	Percent of Total	Total	Percent of Total
Residential Real Estate	$ 289,961	14.8 %	$ 204,419	11.5 %
Commercial Real Estate	1,136,417	57.8 %	1,047,593	58.8 %
Commercial and Industrial	258,311	13.1 %	219,757	12.4 %
Correspondent Banks	82,438	4.2 %	114,945	6.5 %
Consumer and Other	198,091	10.1 %	191,930	10.8 %
Total gross loans	1,965,218	100.0 %	1,778,644	100.0 %
Plus: Deferred costs	7,630		2,183	
Total loans net of deferred costs	1,972,848		1,780,827	
Less: Allowance for credit losses	24,070		21,084	
Total net loans	$ 1,948,778		$ 1,759,743	

Total loans held for investment net of deferred costs increased by $192.0 million or 10.8% at December 31, 2024 compared to December 31, 2023. The most significant growth was in the residential real estate and commercial real estate loan pools. Our loan portfolio continues to diversify as commercial and industrial loans continue to increase as a percentage to total loans. However, we do not expect any significant changes over the foreseeable future in the composition of our loan portfolio. Commercial real estate continues to be the main category of our portfolio, reflective of the market in which we operate.

The growth experienced over the last couple of years is primarily due to implementation of our relationship-based banking model, our diversified business verticals, and the success of our relationship managers in competing for new

business in a highly competitive metropolitan area. Many of our larger loan clients have lengthy relationships with members of our senior management team or our relationship managers that date back to former institutions.

From a liquidity perspective, our loan portfolio provides us with additional liquidity due to repayments or unexpected prepayments. The following table shows maturities and sensitivity to interest rate changes for the loan portfolio at December 31, 2024 (in thousands):

	Due in 1 year or less	Due in 1 to 5 years	Due after 5 to 15 years	Due after 15 years	Total
Residential Real Estate	$ 10,713	$ 64,513	$ 68,677	$ 146,059	$ 289,961
Commercial Real Estate	85,967	378,704	666,276	5,471	1,136,417
Commercial and Industrial	7,726	82,601	123,166	44,818	258,311
Correspondent Banks	82,438	-	-	-	82,438
Consumer and Other	2,179	1,883	19,118	174,911	198,091
Total gross loans	$ 189,023	$ 527,700	$ 877,237	$ 371,258	$ 1,965,218
Interest rate sensitivity:					
Fixed interest rates	$ 164,523	$ 203,861	$ 163,800	$ 282,633	$ 814,817
Floating or adjustable rates	24,500	323,839	713,436	88,626	1,150,401
Total gross loans	$ 189,023	$ 527,700	$ 877,236	$ 371,259	$ 1,965,218

The information presented in the table above is based upon contractual maturities of the individual loans, which may be subject to renewal at their contractual maturity. Renewals will depend on approval by our credit department and balance sheet composition at the time of the analysis, as well as any modification of terms at the loan's maturity. Additionally, maturity concentrations, loan duration, prepayment speeds and other interest rate sensitivity measures are discussed, reviewed, and analyzed by the ALCO. Decisions on term and rate modifications are discussed as well.

As of December 31, 2024, approximately 58.5% of the loans have adjustable/variable rates and 41.5% of the loans have fixed rates. The adjustable/variable loans re-price to different benchmarks and tenors in different periods of time. By contractual characteristics, there are no material concentrations on anniversary repricing. Additionally, it is important to note that most of our loans have interest rate floors. This embedded option protects the Company from a decrease in interest rates and positions us to gain in the scenario of higher interest rates.

As of December 31, 2024, the commercial real estate portfolio was $1.1 billion or 57.8% of the total gross loans portfolio. At such date, $200.8 million of outstanding balances are characterized as owner occupied and $935.6 million are characterized as non-owner occupied. The retail sector was the largest segment comprising $305.0 million of the non-owner occupied commercial real estate portfolio.

The following table is a summary of the distribution of non-owner occupied commercial real estate loans held for investment by loan type (dollars in thousands):

	December 31, 2024					
	Balance	# of Notes	% of Total Gross Loans	Average Loan Size	Non-Accruals	Weighted Avg LTV [1]
Retail	$ 305,027	97	16%	$ 3,145	$ -	57%
Multifamily	210,576	7,122	11%	30	-	56%
Warehouse	132,269	56	7%	2,362	-	54%
Office	114,043	54	6%	2,112	-	52%
Hotels/Motels	102,480	20	5%	5,124	-	56%
Construction/Land	37,974	19	2%	1,999	-	47%
Other	33,212	21	2%	1,582	-	55%
	$ 935,581	7,389	48%	$ 127	$ -	$ 55%

(1) Loan-to-value is calculated based on the real estate value at the time of origination, renewal, or update, whichever is more recent.

The following table is a summary of non-owner occupied commercial real estate loans held for investment by collateral geographical location (dollars in thousands):

| | December 31, 2024 | | | | | |
| | South Florida [1] | | Rest of Florida [2] | | Outside Florida [3] | |
	Balance	% of Non-Owner Occupied CRE Loans	Balance	% of Non-Owner Occupied CRE Loans	Balance	% of Non-Owner Occupied CRE Loans
Retail	$ 185,838	20%	$ 47,007	5%	$ 72,182	8%
Multifamily	159,172	17%	51,404	5%	-	0%
Warehouse	71,438	8%	53,923	6%	6,908	1%
Office	75,813	8%	29,401	3%	8,829	1%
Hotels/Motels	74,439	8%	28,041	3%	-	0%
Construction/Land	33,277	4%	4,697	1%	-	0%
Other	26,294	3%	6,919	1%	-	0%
	$ 626,271	67%	$ 221,392	24%	$ 87,919	9%

(1) Miami-Dade, Broward, and West Palm Beach counties
(2) All other Florida counties
(3) Within the U.S.

As of December 31, 2024, 67% of the non-owner occupied CRE portfolio were located within South Florida, and only 12 loan notes with an outstanding principal balance of $87.9 million are located outside Florida. Balances of non-owner occupied CRE loans outside Florida were: $67.2 million in New York, $6.9 million in Georgia, $4.4 million in Arkansas, $4.2 million in North Carolina, $2.8 million in Indiana, and $2.5 million in New Jersey.

Asset Quality

Our asset quality grading analysis estimates the capability of the borrower to repay the contractual obligation of the loan agreement as scheduled or at all. The Company's internal credit risk grading system is based on experiences with similarly graded loans. Internal credit risk grades are evaluated at least annually, or more frequently if deemed necessary. Internal credit risk ratings may change based on management's assessment of the results from the annual review, portfolio monitoring and other developments observed with borrowers.

The internal credit risk grades used by the Company to assess the credit worthiness of a loan are shown below:

Pass – Loans indicate different levels of satisfactory financial condition and performance.

Special Mention – Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard – Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligator or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful – Loans classified as doubtful have all the weaknesses inherent in those classified at substandard, with the added characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loss – Loans classified as loss are considered uncollectible.

Loan credit exposures by internally assigned grades are as follows for the dates indicated (in thousands):

		December 31, 2024			
	Pass	Special Mention	Substandard	Doubtful	Total
Residential Real Estate	$ 289,401	$ -	$ 560	$ -	$ 289,961
Commercial Real Estate	1,133,965	-	2,452	-	1,136,417
Commercial and Industrial	256,031	-	2,280	-	258,311
Correspondent Banks	82,438	-	-	-	82,438
Consumer and Other	196,101	-	1,990	-	198,091
	$ 1,957,936	$ -	$ 7,282	$ -	$ 1,965,218

		December 31, 2023			
	Pass	Special Mention	Substandard	Doubtful	Total
Residential Real Estate	$ 204,127	$ -	$ 292	$ -	$ 204,419
Commercial Real Estate	1,040,032	-	7,561	-	1,047,593
Commercial and Industrial	218,129	-	1,628	-	219,757
Correspondent Banks	114,945	-	-	-	114,945
Consumer and Other	191,930	-	-	-	191,930
	$ 1,769,163	$ -	$ 9,481	$ -	$ 1,778,644

Non-Performing Assets

The following table presents non-performing assets as of December 31, 2024 and 2023 (in thousands, except ratios):

	2024	2023
Total non-performing loans	$ 2,707	$ 468
Other real estate owned	-	-
Total non-performing assets	2,707	468
Asset quality ratios:	-	-
Allowance for credit losses to total loans	1.22%	1.18%
Allowance for credit losses to non-performing loans	889%	4505%
Non-performing loans to total loans	0.14%	0.03%

Non-performing assets include all loans categorized as non-accrual or restructured, impaired securities, OREO and other repossessed assets. Problem loans for which the collection or liquidation in full is reasonably uncertain are placed on a non-accrual status. This determination is based on current existing facts concerning collateral values and the paying capacity of the borrower. When the collection of the full contractual balance is unlikely, the loan is placed on non-accrual to avoid overstating the Company's income for a loan with increased credit risk.

If the principal or interest on a commercial loan becomes due and unpaid for 90 days or more, the loan is placed on non-accrual status as of the date it becomes 90 days past due and remains in non-accrual status until it meets the criteria for restoration to accrual status. Residential loans, on the other hand, are placed on non-accrual status when the principal or interest becomes due and unpaid for 120 days or more and remains in non-accrual status until it meets the criteria for restoration to accrual status. Restoring a loan to accrual status is possible when the borrower resumes payment of all principal and interest payments for a period of six months and the Company has a documented expectation of repayment of the remaining contractual principal and interest or the loan becomes secured and in the process of collection.

The Company may grant a loan concession to a borrower experiencing financial difficulties. This determination is performed during the annual review process or whenever problems are surfacing regarding the client's ability to repay in accordance with the original terms of the loan or line of credit. The concessions are given to the debtor in various forms, including interest rate reductions, principal forgiveness, extension of maturity date, waiver, or deferral of payments and other concessions intended to minimize potential losses.

For further discussion on non-performing loans, see Note 3 "Loans" to the Consolidated Financial Statements set forth in Item 8 of this Annual Report on Form 10-K.

Allowance for Credit Losses

On January 1, 2023, the Company adopted FASB ASU 2016-13, which introduced the CECL methodology and required us to estimate all expected credit losses over the remaining life of our loan portfolio. Accordingly, the ACL represents an amount that, in management's evaluation, is adequate to provide coverage for all expected future credit losses on outstanding loans as of the measurement date. Additionally, qualitative adjustments are made to the ACL when, based on management's judgment, there are factors impacting the allowance estimate not considered by the quantitative calculations. See Note 3 "Loans" to the Consolidated Financial Statements set forth in Item 8 of Part 1 of this Annual Report as Form 10-K for more information on the allowance for credit losses.

The following table presents ACL and net charge-offs to average loans by type for the periods indicated (in thousands):

	Residential Real Estate		Commercial Real Estate		Commercial and Industrial		Correspondent Banks		Consumer and Other		Total	
December, 31, 2024												
Beginning balance	$	2,695	$	10,366	$	3,974	$	911	$	3,138	$	21,084
Provision for credit losses [1]		2,403		(1,578)		640		(257)		1,752		2,960
Recoveries		23		-		19		-		3		45
Charge-offs		-		-		-		-		(19)		(19)
Ending Balance	$	5,121	$	8,788	$	4,633	$	654	$	4,874	$	24,070
Average loans	$	256,112	$	1,068,574	$	238,266	$	103,345	$	195,716	$	1,862,013
Net charge-offs (recoveries) to average loans		(0.01)%		-		(0.01)%		-		0.01%		(0.00)%
December, 31, 2023												
Beginning balance	$	1,352	$	10,143	$	4,163	$	720	$	1,109	$	17,487
Cumulative effect of adoption of accounting principle [2]		1,238		1,105		(2,158)		23		858		1,066
Provision for credit losses [3]		95		(882)		1,897		168		1,225		2,503
Recoveries		10		-		72		-		3		85
Charge-offs		-		-		-		-		(57)		(57)
Ending Balance	$	2,695	$	10,366	$	3,974	$	911	$	3,138	$	21,084
Average loans	$	186,854	$	986,234	$	179,574	$	93,364	$	160,934	$	1,606,960
Net charge-offs (recoveries) to average loans		(0.01)%		-		(0.04)%		-		0.03%		(0.00)%

(1) Provision for credit losses excludes $199 thousand release for unfunded commitments included in other liabilities and $2 thousand release for investment securities held to maturity.

(2) Impact of CECL adoption on January 1, 2023.

(3) Provision for credit losses excludes $144 thousand release for unfunded commitments included in other liabilities and $8 thousand provision for investment securities held to maturity.

The following table presents ACL by type and its individual percentage to total loans for the periods indicated (in thousands):

		December 31,			
	2024			**2023**	
Loan Category	Allowance	% of Loans in Each Category to Total Loans	Allowance	% of Loans in Each Category to Total Loans	
Residential Real Estate	$ 5,121	21.3 %	$ 2,695	11.5 %	
Commercial Real Estate	8,788	36.5 %	10,366	58.8 %	
Commercial and Industrial	4,633	19.2 %	3,974	12.4 %	
Correspondent Banks	654	2.7 %	911	6.5 %	
Consumer and Other	4,874	20.3 %	3,138	10.8 %	
Total	$ 24,070	100.0 %	$ 21,084	100.0 %	

Bank-Owned Life Insurance

At December 31, 2024, the combined cash surrender value of all bank-owned life insurance ("BOLI") policies was $53.5 million. Changes in cash surrender value are recorded in non-interest income on the Consolidated Statements of Operations. In 2024, the Company maintained BOLI policies with five insurance carriers. The Company is the beneficiary of these policies.

Deposits

Customer deposits are the primary funding source for the Bank's growth. Through our network of banking centers, we offer a competitive array of deposit accounts and treasury management services designed to meet our customers' business needs. Our primary deposit customers are SMBs, and the personal business of owners and operators of these SMBs, as well as the retail/consumer relationships of the employees of these businesses. Our focus on quality and customer service has created a strong brand recognition within our depositors, which reflects in the composition of our deposits; most of our funding sources are core deposits. In addition to our banking centers network, we have developed business verticals to diversify our portfolio in different specialty industries and we offer public fund deposit products to municipalities and public agencies in our geographical footprint.

Furthermore, our personal and private banking management line of business is focused on the needs of the owners and operators of our business customers, offering a suite of checking, savings, money market and time deposit accounts, and utilizing superior client service to build and expand client relationships. A unique aspect of our business model is our ability to offer correspondent services to banks in Central America and the Caribbean.

The following table presents the daily average balance and average rate paid on deposits by category for the years ended December 31, 2024 and 2023 (in thousands, except ratios):

	Years Ended December 31,			
	2024		**2023**	
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
Non-interest bearing demand deposits	$ 596,073	0.00%	$ 607,506	0.00%
Interest-bearing demand deposits	54,667	2.76%	53,324	1.69%
Savings and money market deposits	1,109,853	3.61%	963,708	3.08%
Time deposits	326,373	4.09%	268,715	3.16%
	$ 2,086,966	2.63%	$ 1,893,253	2.06%

Total average deposits for the year ended December 31, 2024 was $2.1 billion, an increase of $193.7 million, or 10.2% over total average deposits of $1.9 billion for the same period in 2023. The greatest increase was in money market and savings deposits which increased by $146.1 million, or 15.2%. Non-interest-bearing demand deposits decreased by $11.4 million or 1.9% due to customers moving deposits to interest-bearing accounts due to increases in rate paid on deposits due to increases in the interest rate market.

70   USCB Financial Holdings, Inc.   2024 10-K

The uninsured deposits are estimated based on the FDIC deposit insurance limit of $250 thousand for all deposit accounts at the Bank per account holder. Total estimated uninsured deposits was $1.2 billion at December 31, 2024 and $1.1 billion at December 31, 2023. As of December 31, 2024, 45% of our deposits are estimated to be FDIC-insured. Our public funds are 5% of total deposits and are partially collateralized. Brokered deposits are 6% of total deposits and are FDIC-insured. The estimated average account size of our deposit portfolio is $105 thousand. Time deposits with balances of $250 thousand or more totaled $94.0 million and $58.1 million at December 31, 2024 and 2023, respectively. The Bank maintains a well-diversified deposit base. At December 31, 2024, our top 10 depositors only held 16.7% of our total portfolio.

Critical elements of our liquidity risk management include: effective corporate governance consisting of oversight by the Board and ALCO and involvement by senior management; appropriate strategies, policies, procedures, and limits used to identify and mitigate liquidity risk; comprehensive liquidity risk measurement and monitoring systems (including assessments of the current and prospective cash flows or sources and uses of funds) that are commensurate with the complexity and business activities of the Company; management of intraday liquidity and collateral; an appropriately diverse mix of existing and potential future funding sources; adequate levels of highly liquid marketable securities free of legal, regulatory, or operational impediments, that can be used to meet liquidity needs in stressful situations; comprehensive contingency funding plans that sufficiently address potential adverse liquidity events and emergency cash flow requirements; and internal controls and internal audit processes sufficient to determine the adequacy of the institution's liquidity risk management process.

We expect funds to be available from several basic banking activity sources, including the core deposit base, the repayment and maturity of loans and investment security cash flows. Other potential funding sources include federal funds purchased, brokered certificates of deposit, listing certificates of deposit, Fed Funds lines and borrowings from the FHLB Atlanta. Accordingly, our liquidity resources were at sufficient levels to fund loans and meet other cash needs as necessary.

The following table shows scheduled maturities of uninsured time deposits as of December 31, 2024 (in thousands):

Three months or less	$	38,848
Over three through six months		31,977
Over six through twelve months		22,239
Over twelve months		942
	$	94,006

Borrowings

As a member of the FHLB Atlanta, we are eligible to obtain advances with various terms and conditions. This accessibility of additional funding allows us to efficiently and timely meet both expected and unexpected outgoing cash flows and collateral needs without adversely affecting either daily operations or the financial condition of the Company.

Outstanding fixed-rate advances from the FHLB were at $163.0 million and $183.0 million, as of December 31, 2024, and December 31, 2023, respectively. The weighted average rate for outstanding FHLB advances was 3.8% and 4.4% at December 31, 2024, and December 31, 2023, respectively.

The following table presents the FHLB fixed rate advances as of December 31, 2024 (in thousands):

December, 31, 2024

Interest Rate	Type of Rate	Maturity Date	Amount
2.05%	Fixed	March 27, 2025	$ 10,000
1.07%	Fixed	July 18, 2025	6,000
3.76%	Fixed	January 24, 2028	11,000
3.77%	Fixed	April 25, 2028	50,000
3.68%	Fixed	September 13, 2027	21,000
3.79%	Fixed	March 23, 2026	20,000
4.65%	Fixed	February 13, 2025	45,000
			$ 163,000

December, 31, 2023

Interest Rate	Type of Rate	Maturity Date	Amount
1.04%	Fixed	July 30, 2024	5,000
1.07%	Fixed	July 18, 2025	6,000
2.05%	Fixed	March 27, 2025	$ 10,000
3.76%	Fixed	January 24, 2028	11,000
3.77%	Fixed	April 25, 2028	50,000
5.57%	Fixed	December 26, 2024	101,000
			$ 183,000

We have also established Fed Funds lines of credit with our upstream correspondent banks to manage temporary fluctuations in our daily cash balances. As of December 31, 2024, there were no outstanding balances under the Fed Funds line of credit.

The Board of Governors of the Federal Reserve System, on March 12, 2023, announced the creation of a new Bank Term Funding Program ("BTFP"). The BTFP offered loans of up to one year in length to banks, savings associations, credit unions, and other eligible depository institutions pledging U.S. Treasuries, U.S. agency debt and mortgage-backed securities, and other qualifying assets as collateral. The BTFP program ceased making new loans as of March 2024.

The Company paid off $80 million in borrowings under the BTFP program during the third quarter of 2024. The original maturity of this borrowing by the Bank under the BTFP program was January 2025, and there are no remaining borrowings under this program.

Off-Balance Sheet Arrangements

We engage in various financial transactions in our operations that, under GAAP, may not be included on the balance sheet. To meet the financing needs of our customers we may include commitments to extend credit and standby letters of credit. To a varying degree, such commitments involve elements of credit, market, and interest rate risk in excess of the amount recognized in the balance sheet. We use more conservative credit and collateral policies in making these credit commitments as we do for on-balance sheet items. We are not aware of any accounting loss to be incurred by funding these commitments; however, we maintain an allowance for off-balance sheet credit risk which is recorded under other liabilities on the Consolidated Balance Sheets.

Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements. The following table presents lending related commitments outstanding as of December 31, 2024 and 2023 (in thousands):

	December 31, 2024	December 31, 2023
Commitments to grant loans and unfunded lines of credit	$ 122,578	$ 85,117
Standby and commercial letters of credit	5,389	3,987
Total	$ 127,967	$ 89,104

Commitments to extend credit are agreements to lend funds to a client, as long as there is no violation of any condition established in the contract, for a specific purpose. Commitments generally have variable interest rates, fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to

expire without being fully drawn, the total commitment amounts disclosed above do not necessarily represent future cash requirements.

Unfunded lines of credit represent unused portions of credit facilities to our current borrowers that represent no change in credit risk in our portfolio. Lines of credit generally have variable interest rates. The maximum potential number of future payments we could be required to make is represented by the contractual amount of the commitment, less the amount of any advances made.

Letters of credit are conditional commitments issued by us to guarantee the performance of a client to a third party. In the event of nonperformance by the client in accordance with the terms of the agreement with the third party, we would be required to fund the commitment. If the commitment is funded, we would be entitled to seek recovery from the client from the underlying collateral, which can include commercial real estate, physical plant and property, inventory, receivables, cash or marketable securities.

Asset and Liability Management Committee

The asset and liability management committee of our Company, or ALCO, consists of members of senior management and our Board. Senior management is responsible for ensuring in a timely manner that Board approved strategies, policies, and procedures for managing and mitigating risks are appropriately executed within the designated lines of authority and responsibility.

ALCO oversees the establishment, approval, implementation, and review of interest rate risk, management, and mitigation strategies, ALM related policies, ALCO procedures and risk tolerances and appetite.

While some degree of interest rate risk ("IRR") exposure is inherent to the banking business, our ALCO has established what it believes are sound risk management practices in place to identify, measure, monitor and mitigate IRR exposures.

When assessing the scope of IRR exposure and impact on the consolidated balance sheet, cash flows and statement of operations, management considers both earnings and economic impacts. Asset price variations, deposits volatility and reduced earnings or outright losses could adversely affect the Company's liquidity, performance, and capital adequacy.

Income simulations are used to assess the impact of changing rates on earnings under different rates scenarios and time horizons. These simulations utilize both instantaneous and parallel changes in the level of interest rates, as well as non-parallel changes such as changing slopes (flat and steeping) and twists of the yield curve, Static simulation models are based on current exposures and assume a constant balance sheet with no new growth. Dynamic simulation analysis is also utilized to have a more comprehensive assessment on IRR. This simulation relies on detailed assumptions outlined in our budget and strategic plan, and in assumptions regarding changes in existing lines of business, new business, management strategies and client expected behavior.

To have a more complete picture of IRR, the Company also evaluates the economic value of equity. This assessment allows us to measure the degree to which the economic values will change under different interest rate scenarios. The economic value of equity approach focuses on a longer-term time horizon and captures all future cash flows expected from existing assets and liabilities. The economic value model utilizes a static approach in that the analysis does not incorporate new business; rather, the analysis shows a snapshot in time of the risk inherent in the balance sheet.

Market and Interest Rate Risk Management

According to our ALCO model, as of December 31, 2024, the Bank's balance sheet was neutral for year one and asset sensitive for year two. Asset sensitivity indicates that our assets generally reprice faster than our liabilities, which results in a favorable impact to net interest income when market interest rates increase. Liability sensitivity indicates that our liabilities generally reprice faster than our assets, which results in a favorable impact to net interest income when market interest rates decrease. Neutral indicates minimal changes to the net interest income due to changes on the market interest rate. Many assumptions are used to calculate the impact of interest rate variations on our net interest income, such as asset prepayment speeds, non-maturity deposit price sensitivity, pricing correlations, deposit truncations and decay rates, and key interest rate drivers.

Because of the inherent use of these estimates and assumptions in the model, our actual results may, and most likely will, differ from static measures results. In addition, static measures like the economic value of equity do not include actions that management may undertake to manage the risks in response to anticipated changes in interest rates or client deposit behavior. As part of our ALM strategy and policy, management has the ability to modify the balance sheet to either increase

or decrease asset duration and increase or decrease liability duration to modify the balance sheet sensitivity to interest rates.

According to our model, as of end of 2024, the NIM will remain fairly stable for static rate scenarios (-400 basis points: +400 basis points). Additionally, utilizing an EVE approach, we analyze the risk to capital from the effects of various interest rate scenarios through a long-term discounted cash flow model. This measures the difference between the economic value of our assets and the economic value of our liabilities, which is a proxy for our liquidation value. According to our balance sheet composition, and as expected, our model stipulates that an increase of interest rates will have a negative impact on the EVE. Results and analysis are presented quarterly to the ALCO, and strategies are reviewed and refined.

Additionally, in the last year we have been reducing our asset sensitivity by extending asset duration. This has reduced our NII volatility for the first and second year in the analysis and has helped us to maintain the NII in accordance with ALCO expectations.

Liquidity

Liquidity is defined as a Company's capacity to meet its cash and collateral obligations at a reasonable cost. Maintaining an adequate level of liquidity depends on the Company's ability to efficiently meet both expected and unexpected cash flow and collateral needs without adversely affecting either daily operations or the financial condition of the Company.

Liquidity risk is the risk that we will be unable to meet our short-term and long-term obligations as they become due because of an inability to liquidate assets or obtain adequate funding on acceptable terms in a timely matter. The Company's obligations, and the funding sources used to meet them, depend significantly on our business mix, balance sheet structure and composition, credit quality of our assets, interest rate environment and the cash flow profiles of our on- and off-balance sheet obligations.

In managing cash inflows and outflows, management regularly monitors situations that can give rise to increased liquidity risk. These include funding mismatches, market constraints on the ability to convert assets (particularly investments) into cash or in accessing sources of funds (i.e., market liquidity), and contingent liquidity events. Management presents to the ALCO, on a quarterly basis, liquidity stress tests following the scenarios described in the Company's contingency funding plan.

Changes in macroeconomic conditions, exposure to credit deterioration, market, operational, legal and reputational risks, including cybersecurity risk and social media events could also affect the Company's liquidity risk profile unexpectedly and are considered in the assessment of liquidity and ALM framework.

Management has established a comprehensive and holistic management process for identifying, measuring, monitoring and mitigating liquidity risk. Due to its critical importance to the viability of the Company, liquidity risk management is integrated into our risk management processes, Contingency Funding Plan and ALM policy.

Critical elements of our liquidity risk management include: effective corporate governance consisting of oversight by the Board and ALCO and involvement by senior management; strategies, policies, procedures, and limits used to identify and mitigate liquidity risk; comprehensive liquidity risk measurement and monitoring systems (including assessments of the current and prospective cash flows or sources and uses of funds) that are commensurate with the complexity and business activities of the Company; management of intraday liquidity and collateral; a diverse mix of existing and potential future funding sources; adequate levels of highly liquid marketable securities free of legal, regulatory, or operational impediments, that can be used to meet liquidity needs in stressful situations; comprehensive contingency funding plans that sufficiently address potential adverse liquidity events and emergency cash flow requirements; and internal controls and internal audit processes sufficient to determine the adequacy of the institution's liquidity risk management process.

We expect funds to be available from several basic banking activity sources, including the core deposit base, the repayment and maturity of loans and investment security cash flows. Other potential funding sources include federal funds purchased, brokered certificates of deposit, listing certificates of deposit, Fed Funds lines and borrowings from the FHLB Atlanta. Accordingly, our liquidity resources were at sufficient levels to fund loans and meet other cash needs as necessary. At December 31, 2024, the Company had $412.8 million in available liquidity on balance sheet, including $339.7 million in unpledged securities available to use as collateral and $73.1 million in excess cash. The Company had an additional $267.0 million in off-balance sheet liquidity, excluding access to brokered deposits and other off-balance sheet sources of funding.

Capital Adequacy

As of December 31, 2024, the Bank was well capitalized under the FDIC's prompt corrective action framework. Additionally, we follow the capital conservation buffer framework, and according to our actual ratios, the Bank exceeds the capital conversation buffer in all capital ratios as of December 31, 2024. The Company is not subject to regulatory capital requirements because it is deemed by the Federal Reserve to be a small bank holding company.

The following table presents the capital ratios for the Bank at December 31, 2024 and 2023 (in thousands, except ratios):

	Actual		Minimum Capital Requirements		To be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2024						
Total risk-based capital:	$ 266,387	13.34%	$ 159,795	8.00%	199,744	10.00%
Tier 1 risk-based capital:	$ 241,740	12.10%	$ 119,846	6.00%	159,795	8.00%
Common equity tier 1 capital:	$ 241,740	12.10%	$ 89,885	4.50%	129,834	6.50%
Leverage ratio:	$ 241,740	9.38%	$ 103,074	4.00%	128,843	5.00%
December 31, 2023						
Total risk-based capital:	$ 233,109	12.65%	$ 147,432	8.00%	184,290	10.00%
Tier 1 risk-based capital:	$ 211,645	11.48%	$ 110,574	6.00%	147,432	8.00%
Common equity tier 1 capital:	$ 211,645	11.48%	$ 83,931	4.50%	119,789	6.50%
Leverage ratio:	$ 211,645	9.17%	$ 92,328	4.00%	115,410	5.00%

Impact of Inflation

Our Consolidated Financial Statements and related notes have been prepared in accordance with U.S. GAAP, which requires the measurement of financial position and operating results in terms of historical dollars, without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of operations. Unlike most industrial companies, nearly all our assets and liabilities are monetary in nature. As a result, interest rates have a greater impact on our performance than do the effects of general levels of inflation. Periods of high inflation are often accompanied by relatively higher interest rates, and periods of low inflation are accompanied by relatively lower interest rates. As market interest rates rise or fall in relation to the rates earned on loans and investments, the value of these assets decreases or increases respectively.

Recently Issued Accounting Pronouncements

Recently issued accounting pronouncements are discussed in Note 1 "Summary of Significant Accounting Policies" in the Consolidated Financial Statements of this Annual Report on Form 10-K.

Reconciliation and Management Explanation of Non-GAAP Financial Measures

    Management has included the non-GAAP measures set forth below because it believes these measures may provide useful supplemental information for evaluating the Company's underlying performance trends. Further, management uses these measures in managing and evaluating the Company's business and intends to refer to them in discussions about our operations and performance. Operating performance measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. The Company believes these non-GAAP measurements are key indicators of the earnings power of the Company. The following table reconciles the non-GAAP financial measurement of operating net income available to common stockholders for the periods presented (in thousands, except per share data):

	As of and for the years ended December 31,			
		2024		2023
Pre-Tax Pre-Provision ("PTPP") income: (1)				
Net income (GAAP)	$	24,674	$	16,545
Plus: Provision for income taxes		7,803		5,251
Plus: Provision for credit losses		3,157		2,367
PTPP income	$	35,634	$	24,163
Operating net income: (1)				
Net income (GAAP)	$	24,674	$	16,545
Less: Net gain (loss) on sale of securities		14		(1,859)
Less: Tax effect on sale of securities		(4)		471
Operating net income	$	24,664	$	17,933
Operating PTPP income: (1)				
PTPP income	$	35,634	$	24,163
Less: Net gain (loss) on sale of securities		14		(1,859)
Operating PTPP Income	$	35,620	$	26,022

(1) The Company believes these non-GAAP measurements are key indicators of the ongoing earnings power of the Company.

Item 7A.   **Quantitative and Qualitative Disclosures About Market Risk**

    As a smaller reporting company, we are not required to provide the information required by this item.

Item 8. Financial Statements and Supplementary Data


INDEX TO CONSOLIDATED FINANCIAL STATEMENTS




Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and the Board of Directors of
USCB Financial Holdings, Inc.
Doral, Florida

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of USCB Financial Holdings, Inc. (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Crowe LLP
Crowe LLP

We have served as the Company's auditor since 2017.

Fort Lauderdale, Florida
March 14, 2025

USCB FINANCIAL HOLDINGS, INC.
Consolidated Balance Sheets
(Dollars in thousands, except share and per share data)

		December 31,		
		2024		**2023**
ASSETS:				
Cash and due from banks	$	6,986	$	8,019
Interest-bearing deposits in banks		70,049		33,043
Total cash and cash equivalents		77,035		41,062
Investment securities held to maturity net allowance of $6 and $8, respectively (fair value $145,540 and $155,510, respectively)		164,694		174,974
Investment securities available for sale, at fair value		260,221		229,329
Federal Home Loan Bank stock, at cost		9,379		10,153
Loans held for investment, net of allowance of $24,070 and $21,084, respectively		1,948,778		1,759,743
Accrued interest receivable		10,945		10,688
Premises and equipment, net		4,563		4,836
Bank owned life insurance		53,472		51,781
Deferred tax asset, net		29,646		37,282
Lease right-of-use asset		8,451		11,423
Other assets		14,032		7,822
Total assets	$	2,581,216	$	2,339,093
LIABILITIES:				
Deposits:				
Non-interest bearing demand deposits	$	575,159	$	552,762
Savings and money market deposits		1,180,809		1,048,272
Interest-bearing demand deposits		50,648		47,702
Time deposits		367,388		288,403
Total deposits		2,174,004		1,937,139
Federal Home Loan Bank advances		163,000		183,000
Lease liability		8,451		11,423
Accrued interest and other liabilities		20,373		15,563
Total liabilities		2,365,828		2,147,125
Commitments and contingencies (See Notes 10 and 19)				
STOCKHOLDERS' EQUITY:				
Preferred stock - Class C; $1.00 par value; $1,000 per share liquidation preference; 52,748 shares authorized; 0 issued and 0 outstanding as of December 31, 2024 and 2023		-		-
Preferred stock - Class D; $1.00 par value; $5.00 per share liquidation preference; 12,309,480 shares authorized; 0 issued and 0 outstanding as of December 31, 2024 and 2023		-		-
Preferred stock - Class E; $1.00 par value; $1,000 per share liquidation preference; 3,185,024 shares authorized; 0 issued and 0 outstanding as of December 31, 2024 and 2023		-		-
Common stock - Class A Voting; $1.00 par value; 45,000,000 shares authorized; 19,924,632 and 19,575,435 issued and outstanding as of December 31, 2024 and 2023		19,925		19,575
Common stock - Class B Non-voting; $1.00 par value; 8,000,000 shares authorized; 0 issued and 0 outstanding as of December 31, 2024 and 2023		-		-
Additional paid-in capital on common stock		307,810		305,212
Accumulated deficit		(67,813)		(88,548)
Accumulated other comprehensive loss		(44,534)		(44,271)
Total stockholders' equity		215,388		191,968
Total liabilities and stockholders' equity	$	2,581,216	$	2,339,093

The accompanying notes are an integral part of these consolidated financial statements.

USCB FINANCIAL HOLDINGS, INC.
Consolidated Statements of Operations
(Dollars in thousands, except per share data)

		Years Ended December 31,		
		2024		**2023**
Interest income:				
Loans, including fees	$	115,236	$	87,884
Investment securities		11,480		10,012
Interest-bearing deposits in financial institutions		4,517		3,121
Total interest income		131,233		101,017
Interest expense:				
Interest-bearing deposits		1,509		901
Savings and money markets accounts		40,098		29,658
Time deposits		13,354		8,500
Federal Home Loan Bank advances		6,336		3,390
Total interest expense		61,297		42,449
Net interest income before provision for credit losses		69,936		58,568
Provision for credit losses		3,157		2,367
Net interest income after provision for credit losses		66,779		56,201
Non-interest income:				
Service fees		8,839		5,055
Bank owned life insurance income		1,691		2,160
Gain (loss) on sale of securities available for sale, net		14		(1,859)
Gain on sale of loans held for sale, net		747		801
Other non-interest income		1,449		1,246
Total non-interest income		12,740		7,403
Non-interest expense:				
Salaries and employee benefits		28,793		24,429
Occupancy		5,258		5,230
Regulatory assessment and fees		1,766		1,453
Consulting and legal fees		1,568		1,899
Network and information technology services		1,993		2,016
Other operating		7,664		6,781
Total non-interest expense		47,042		41,808
Net income before income tax expense		32,477		21,796
Income tax expense		7,803		5,251
Net income		24,674		16,545
Net income available to common stockholders	$	24,674	$	16,545
Per share information:				
Class A common stock				
Net income per share, basic	$	1.25	$	0.84
Net income per share, diluted	$	1.24	$	0.84
Weighted average shares outstanding:				
Class A common stock				
Basic		19,675,444		19,621,698
Diluted		19,831,421		19,687,634

The accompanying notes are an integral part of these consolidated financial statements.

USCB FINANCIAL HOLDINGS, INC.
Consolidated Statements of Comprehensive Income (Loss)
(Dollars in thousands)

	Years Ended December 31,	
	2024	2023
Net income	$ 24,674	$ 16,545
Other comprehensive income (loss):		
Unrealized loss on investment securities	(592)	(1,801)
Amortization of net unrealized losses on securities transferred from available-for-sale to held-to-maturity	267	251
Reclassification adjustment on sale of available for sale securities for (income) loss included in net income	(14)	1,859
Unrealized (loss) gain on cash flow hedge	(13)	334
Tax effect	89	(163)
Total other comprehensive income (loss), net of tax	(263)	480
Total comprehensive income	$ 24,411	$ 17,025

The accompanying notes are an integral part of these consolidated financial statements.

USCB FINANCIAL HOLDINGS, INC.
Consolidated Statements of Changes in Stockholders' Equity
(Dollars in thousands, except per share data)

	Common Stock		Additional Paid-in Capital on Common Stock	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Par Value				
Balance at January 1, 2024	19,575,435	$ 19,575	$ 305,212	$ (88,548)	$ (44,271)	$ 191,968
Net income	-	-	-	24,674	-	24,674
Other comprehensive loss	-	-	-	-	(263)	(263)
Repurchase of Class A common stock	(42,100)	(42)	(459)	-	-	(501)
Restricted stock issued	277,922	278	(278)	-	-	-
Restricted stock forfeiture	(8,625)	(8)	8	-	-	-
Exercise of stock options	122,000	122	1,197	-	-	1,319
Dividend payment	-	-	-	(3,939)	-	(3,939)
Stock-based compensation	-	-	2,130	-	-	2,130
Balance at December 31, 2024	19,924,632	$ 19,925	$ 307,810	$ (67,813)	$ (44,534)	$ 215,388
Balance at January 1, 2023	20,000,753	$ 20,001	$ 311,282	$ (104,104)	$ (44,751)	$ 182,428
After tax cumulative effect of adoption of accounting principle related to ASC 326	-	-	-	(989)	-	(989)
Adjusted beginning balance after cumulative effect adjustment	20,000,753	20,001	311,282	(105,093)	(44,751)	181,439
Net income	-	-	-	16,545	-	16,545
Other comprehensive income	-	-	-	-	480	480
Repurchase of Class A common stock	(669,920)	(670)	(6,913)	-	-	(7,583)
Restricted stock issued	242,713	242	(242)	-	-	-
Restricted stock forfeiture	(8,111)	(8)	8	-	-	-
Exercise of stock options	10,000	10	65	-	-	75
Stock-based compensation	-	-	1,012	-	-	1,012
Balance at December 31, 2023	19,575,435	$ 19,575	$ 305,212	$ (88,548)	$ (44,271)	$ 191,968

The accompanying notes are an integral part of these consolidated financial statements.

USCB FINANCIAL HOLDINGS, INC.
Consolidated Statements of Cash Flows
(Dollars in thousands)

	Years Ended December 31,	
	2024	**2023**
Cash flows from operating activities:		
Net income	$ 24,674	$ 16,545
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for credit losses	3,157	2,367
Depreciation and amortization	587	590
Accretion of premiums on securities, net	(521)	(770)
Amortization (accretion) of deferred loan fees, net	660	(184)
Stock-based compensation	2,130	1,012
(Gain) loss on sale of available for sale securities	(14)	1,859
Gain on sale of loans held for sale	(747)	(801)
Increase in cash surrender value of bank owned life insurance	(1,691)	(2,160)
Decrease in deferred tax asset	7,725	5,251
Net change in operating assets and liabilities:		
Accrued interest receivable	(257)	(3,142)
Other assets	(6,223)	261
Accrued interest and other liabilities	4,610	1,718
Net cash provided by operating activities	34,090	22,546
Cash flows from investing activities:		
Purchase of investment securities held to maturity	-	(86,788)
Proceeds from maturities and pay-downs of investment securities held to maturity	10,461	101,541
Purchase of investment securities available for sale	(85,673)	(40,379)
Proceeds from maturities and pay-downs of investment securities available for sale	20,045	15,189
Proceeds from sales of investment securities available for sale	34,753	24,185
Net increase in loans held for investment	(134,439)	(239,361)
Purchase of loans held for investment	(66,605)	(45,645)
Additions to premises and equipment	(314)	(163)
Proceeds from the sale of loans held for sale	9,137	12,530
Purchase of Bank owned life insurance, net	-	(6,840)
Proceeds from the redemption of Federal Home Loan Bank stock	11,733	15,495
Purchase of Federal Home Loan Bank stock	(10,959)	(22,766)
Net cash used in investment activities	(211,861)	(273,002)
		(Continued)

The accompanying notes are an integral part of these consolidated financial statements.

USCB FINANCIAL HOLDINGS, INC.
Consolidated Statements of Cash Flows (Continued)
(Dollars in thousands)

	Years Ended December 31,	
	2024	**2023**
Cash flows from financing activities:		
Proceeds from exercise of Class A common stock options, net	1,319	75
Cash dividends paid	(3,939)	-
Repurchase of Class A common stock	(501)	(7,583)
Net increase in deposits	236,865	107,858
Proceeds from Federal Home Loan Bank advances and other borrowings	227,000	529,350
Repayments on Federal Home Loan Bank advances and other borrowings	(247,000)	(392,350)
Net cash provided by financing activities	213,744	237,350
Net increase (decrease) in cash and cash equivalents	35,973	(13,106)
Cash and cash equivalents at beginning of period	41,062	54,168
Cash and cash equivalents at end of period	$ 77,035	$ 41,062
Supplemental disclosure of cash flow information:		
Interest paid	$ 60,544	$ 41,306
Supplemental schedule of non-cash investing and financing activities:		
Transfer of loans held for investment to loans held for sale	$ 8,390	$ 11,729
Transfer of investment securities from available-for-sale to held-to-maturity	$ -	$ -
Lease liability arising from obtaining right-of-use asset	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements.

USCB FINANCIAL HOLDINGS, INC.

Notes to the Consolidated Financial Statements

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Overview

USCB Financial Holdings, Inc., a Florida corporation incorporated in 2021, is a bank holding company with one direct wholly owned subsidiary, U.S. Century Bank (the "Bank"), together referred to as "the Company". The Bank, established in 2002, is a Florida state-chartered, non-member financial institution providing financial services through its banking centers located in South Florida.

In December 2021, USCB Financial Holdings, Inc. acquired all issued and outstanding shares of the Class A common stock of the Bank in connection with the reorganization of the Bank into a holding company structure. Each of the outstanding shares of the Bank's common stock, par value $1.00 per share, formerly held by its stockholders were converted into and exchanged for one newly issued share of the Company's Class A common stock, par value $1.00 per share.

The Bank owns a subsidiary, Florida Peninsula Title LLC, that offers our clients title insurance policies for real estate transactions closed at the Bank. Licensed in the State of Florida and approved by the Department of Insurance Regulation, Florida Peninsula tittle LLC began operations in 2021.

Principles of Consolidation

Intercompany transactions and balances are eliminated in consolidation. The consolidated financial statements have been prepared in accordance with GAAP.

Use of Estimates

The Company has established policies and control procedures that are intended to ensure valuation methods are controlled and applied consistently from period to period. These estimates and assumptions, which may materially affect the reported amounts of certain assets, liabilities, revenues and expenses, are based on information available as of the date of the financial statements, and changes in this information over time and the use of revised estimates and assumptions could materially affect amounts reported in subsequent financial statements.

Cash and Cash Equivalents

The Company considers investments with a maturity of 90 days or less from its original purchase date to be cash equivalents. For the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, amounts due from banks, and interest-bearing deposits in banks.

Restricted Cash

The Company may be required to maintain funds at other banks to satisfy the terms of a loan participation agreement. The Company reports restricted cash within cash and cash equivalents. At both December 31, 2024 and 2023, the Company had $0 in restricted cash.

Interest-Bearing Deposits in Other Financial Institutions

Interest-bearing deposits in other financial institutions consist of Federal Reserve Bank of Atlanta, Federal Home Loan Bank of Atlanta and other accounts.

Investment Securities

Debt securities are recorded at fair value except for those securities which the Company has the positive intent and ability to hold to maturity. Management generally determines the appropriate classification of its securities at the time of purchase and accounts for them on a trade date basis.

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held-to-maturity" and recorded at amortized cost. Trading securities are recorded at fair value with changes in fair value included in earnings. Securities not classified as held-to-maturity or trading are classified as "available-for-sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income (loss). Equity investments must be recorded at fair value with changes in fair value included in earnings.

USCB FINANCIAL HOLDINGS, INC.

Notes to the Consolidated Financial Statements

Purchase premiums and discounts are amortized or accreted over the estimated life of the related available-for-sale or held-to-maturity security as an adjustment to yield using the effective interest method. Prepayments of principal are considered in determining the estimated life of the security. Such amortization and accretion are included in interest income in the Consolidated Statements of Operations. Dividend and interest income are recognized when earned. Gains and losses on the sale of securities are recorded on trade date and are determined on a specific identification basis.

On January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the CECL methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. In addition, ASC 326 amended the accounting for available-for-sale debt securities. One such change is to require credit losses to be presented as an allowance rather than as a write-down on available-for-sale debt securities management does not intend to sell or believes that it is more likely than not they will be required to sell.

CECL requires a loss reserve for securities classified as HTM. The reserve should reflect historical credit performance as well as the impact of projected economic forecast. For U.S. Government bonds and U.S. Agency issued bonds in HTM the explicit and/or implicit guarantee of the U.S. Government is sufficient to conclude that a credit loss reserve is not required. The reserve requirement is for three primary assets groups: municipal bonds, corporate bonds, and non-agency securitizations. The Company calculates quarterly the loss reserve utilizing Moody's ImpairmentStudio. The CECL measurement for investment securities incorporates historical data, containing defaults and recoveries information, and Moody's baseline economic forecast. The solution uses probability of default/loss given default ("PD/LGD") approach. PD represents the likelihood a borrower will default. Within the Moody's model, this is determined using historical default data, adjusted for the current economic environment. LGD projects the expected loss if a borrower were to default.

Federal Home Loan Bank (FHLB) Stock

The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted asset, and periodically evaluated for impairment based on ultimate recovery of par value. As of December 31, 2024 and 2023, FHLB stock amounted to $9.4 million and $10.2 million, respectively, with no impairment deemed necessary. Both cash and stock dividends are reported as interest income.

Loans Held for Investment and Allowance for Credit Losses ("ACL")

Loans held for investment ("loans") are reported at their outstanding principal balance net of charge-offs, deferred loan cost, unearned income, and the ACL. Interest income is generally recognized when income is earned using the interest method. Loan origination and commitment fees and the costs associated with the origination of loans are deferred and amortized, using the interest method or the straight-line method, over the life of the related loan.

If the principal or interest on a commercial loan becomes due and unpaid for 90 days or more, the loan is placed on non-accrual status as of the date it becomes 90 days past due and remains in non-accrual status until it meets the criteria for restoration to accrual status. Residential loans, on the other hand, are placed on non-accrual status when the principal or interest becomes due and unpaid for 120 days or more and remains in non-accrual status until it meets the criteria for restoration to accrual status. Restoring a loan to accrual status is possible when the borrower resumes payment of all principal and interest payments for a period of six consecutive months and the Company has a documented expectation of repayment of the remaining contractual principal and interest or the loan becomes secured and in the process of collection. All interest accrued but not collected for loans that are placed on nonaccrual status is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, under which cash collections are applied to unpaid principal, which may change as conditions dictate.

The Company has determined that the entire balance of a loan is contractually delinquent for all loan categories if the minimum payment is not received by the specified due date on the borrower's statement. Interest and fees continue to accrue on past due loans until the date the loan goes into nonaccrual status.

The Company provides for loan losses through a provision for credit losses charged to operations. When management believes that a loan or a portion of the loan balance is uncollectible, that amount is charged against the ACL. Subsequent recoveries, if any, are credited to the ACL.

USCB FINANCIAL HOLDINGS, INC.

Notes to the Consolidated Financial Statements

The ACL reflects management's judgment of expected loan losses in the portfolio at the balance sheet date. Management uses a disciplined process and methodology to establish the ACL each quarter. To determine the total ACL, the Company estimates the reserves needed for each segment of the portfolio, including loans analyzed individually and loans analyzed on a pooled basis. The ACL consists of the amount applicable to the following segments:

- Residential real estate
- Commercial real estate
- Commercial and industrial
- Correspondent banks
- Other loans (secured and unsecured consumer loans)

Residential real estate loans are underwritten following the policies of the Company which include a review of the borrower's credit, capacity and the collateral securing the loan. The borrower's ability to repay involves an analysis of factors including: current income, employment status, monthly payment of the loan, current debt obligations, monthly debt to income ratio and credit history. The Company relies on appraisals in determining the value of the property. Risk is mitigated by this analysis and the diversity of the residential portfolio.

Commercial real estate loans are secured by liens on commercial properties, land, construction and multifamily housing. Underwriting of commercial real estate loans will analyze the key market and business factors to arrive at a decision on the credit worthiness of the borrower. The analysis may include the capacity of the borrower, income generated by property for debt service, other sources of repayment, sensitivity analysis to fluctuations in market conditions including vacancy and rental rates in geographic location and loan to value. Land and construction loan analysis will include the time to develop, sell or lease the property. Appraisals are used to determine the value of the underlying collateral. Risk is mitigated as the properties securing the commercial real estate loans are diverse in type, location, and loan structure.

Commercial and industrial loans are secured by the business assets of the borrower and may include equipment, inventory, and receivables. The loans are underwritten based on the income capacity of the business, the ability to service the debt based on operating cash flows, the credit worthiness of the borrower, other sources of repayment and collateral. The Company mitigates the risk in the commercial portfolio through industry diversification.

Correspondent bank loans are short-term loans with international correspondent banking institutions primarily domiciled in Latin America. Most of these loans are for trade capital and have a life of less than one year. The Company's credit review includes a credit analysis, peer comparison and current country risk overview. Annual re-evaluation of the risk rating of the borrower and country where the borrower is located and a review by the authorized signer within the Company. The risk is mitigated as these loans are short term, have limited exposure, and are geographically dispersed.

Other loans are secured and unsecured consumer loans including yacht loans, personal loans, home equity lines of credit, overdrafts, and deposit account collateralized loans. Repayment of these loans are primarily from the personal income of the borrowers. Loans are underwritten based on the credit worthiness of the borrower. The risk on these loans is mitigated by small loan balances.

Under CECL, the Company estimates the ACL using relevant available information, from both internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit losses provide the basis for estimation of expected credit losses. Qualitative adjustments are applied to the expected credit losses estimated for the loan portfolio in relation to potential limitations of the quantitative model. A scorecard is used to aid management in the assessment of qualitative factor adjustments applied to expected credit losses.

The quantitative component of the estimate relies on the statistical relationship between the projected value of an economic indicator and the implied historical loss experience among a curated group of peers. The Company utilized regression analyses of peer data, in which the Company was included, and where observed credit losses and selected economic factors were used to determine suitable loss drivers for modeling the lifetime rates of probability of default (PD). A loss given default rate (LGD) is assigned to each pool for each period based on these PD outcomes. The model fundamentally utilizes an expected discounted cash flow (DCF) analysis for loan portfolio segments. The DCF analysis is run at the instrument-level and incorporates an array of loan-specific data points and segment-implied assumptions to determine the lifetime expected loss attributable to each instrument. An implicit "hypothetical loss" is derived for each period of the DCF and helps establish the present value of future cash flows for each period. The reserve applied to a specific instrument is the difference between the sum of the present value of future cash flows and the book balance of the loan at the measurement date.

USCB FINANCIAL HOLDINGS, INC.

Notes to the Consolidated Financial Statements

Management elected the Remaining Life (WARM) methodology for five loan portfolio segments. For each of these segments, a long-term average loss rate is calculated and applied on a quarterly basis for the remaining life of the pool. Adjustments for economic expectations are made through qualitative assessments. For the remaining life estimated, management implemented a software solution that uses an attrition-based calculation that performs quarterly, cohort-based attrition measurements based on the loan portfolio.

Portfolio segments are the level at which loss assumptions are applied to a pool of loans based on the similarity of risk characteristics inherent in the included instruments, relying on collateral codes and FFIEC Call Report codes. The Company currently segments the portfolio based on collateral codes for the purpose of establishing reserves. Each of these segments is paired to regression models (Loss Driver Analyses) based on peer data for loans of similar risk characteristics. The Company has established relationships between internal segmentation and FFIEC Call Report codes for this purpose. The loss driver for each loan portfolio segment is derived from a readily available and reasonable economic forecast, including the Federal Reserve Bank projections of U.S. civilian unemployment rate and the year-over-year real GDP growth; for the residential loan segment the HPI projections published by Fannie Mae's Economic and Strategic Research Group are utilized for the forecast. Forecasts are applied to the first four quarters of the credit loss estimate and revert on a straight-line basis to the lookback period's historical mean for the economic indicator over the expected life of loans.

The model incorporates qualitative factor adjustments in order to calibrate the model for risk in each portfolio segment that may not be captured through quantitative analysis. Determinations regarding qualitative adjustments are reflective of management's expectation of loss conditions differing from those already captured in the quantitative component of the model.

Qualitative factors ("Q-Factors") used in the ACL methodology include:

• Changes in lending policies, procedures, and strategies
• Changes in international, national, regional, and local conditions
• Changes in nature and volume of portfolio
• Changes in the volume and severity of past due loans and other similar conditions
• Concentration risk
• Changes in the value of underlying collateral
• The effect of other external factors: e.g., competition, legal, and regulatory requirements
• Changes in lending management, among others

Management evaluates on an individual basis collateral dependent loans using the fair value of the collateral method to determine if a credit loss reserve is necessary. The ACL is measured based on the difference of the fair value of the collateral and the recorded investment (amortized cost basis of the loan), if the final collateral valuation is less than the recorded investment of the loan a reserve amount is calculated. If the collateral valuation is equal to or greater than the recorded investment of the loan, no reserve is determined.

The Company estimates a reserve for unfunded commitments, which is reported separately from the ACL within other liabilities. The reserve is based upon the same quantitative and qualitative factors applied to the collectively evaluated loan portfolio.

Concentration of Credit Risks

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed to perform as contracted and any collateral or security proved to be insufficient to cover the loss. Concentrations of credit risk (whether on or off-balance sheet) arising from financial instruments exist in relation to certain groups of customers. A group concentration arises when a number of counterparties have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company does not have a significant exposure to any individual customer or counterparty.

Most of the Company's business activity is with customers located within its primary market area, which is generally the State of Florida. The Company's loan portfolio is concentrated largely in real estate and commercial loans in South Florida. Many of the Company's loan customers are engaged in real estate development. Circumstances which negatively impact the South Florida real estate industry or the South Florida economy, in general, could adversely impact the Company's loan portfolio.

USCB FINANCIAL HOLDINGS, INC.

Notes to the Consolidated Financial Statements

At December 31, 2024 and 2023, the Company had a concentration of risk with loans outstanding to the Company's top ten lending relationships totaling $236.2 million and $163.1 million, respectively. At December 31, 2024 and 2023, this concentration represented 12.0% and 9.2% of net loans outstanding, respectively. At December 31, 2024 and December 31, 2023, the largest commercial real estate loan note outside Florida was one commercial real estate loan with an outstanding balance of $19.8 million and $20.0 million, respectively, collateralized by a 1st lien commercial property located in New York State.

At December 31, 2024, the Company had a concentration of risk with loans outstanding totaling $82.4 million to correspondent banks located in Ecuador, Dominican Republic, Honduras, and Panama. At December 31, 2023, the Company also had a concentration of risk with loans outstanding totaling $105.4 million to correspondent banks located in Ecuador, Dominican Republic, Honduras, and El Salvador. These banks maintained deposits with right of offset totaling $62.6 million and $43.9 million at December 31, 2024 and 2023, respectively.

At various times during the year, the Company has maintained deposits with other financial institutions. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions.

Premises and Equipment, net

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed on the straight-line method over the estimated useful life of the asset. Leasehold improvements are amortized over the remaining term of the applicable leases or their useful lives, whichever is shorter. Estimated useful lives of these assets were as follows:

Buildings	40 years
Furniture, fixtures and equipment	3 to 25 years
Computer hardware and software	3 to 5 years
Leasehold improvements	Shorter of life or term of lease

Maintenance and repairs are charged to expense as incurred while improvements and betterments are capitalized. When items are retired or are otherwise disposed of, the related costs and accumulated depreciation and amortization are removed from the accounts and any resulting gains or losses are credited or charged to income.

Other Real Estate Owned

OREO consists of real estate properties acquired through, or in lieu of, foreclosure that are held for sale and are initially recorded at the fair value of the property less estimated selling costs at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Subsequent write-downs are recognized as a valuation allowance with the offset recorded in the Consolidated Statements of Operations. Carrying costs are charged to other real estate owned expenses in the accompanying Consolidated Statements of Operation. Gains or losses on sale of OREO are recognized when consideration has been exchanged, all closing conditions have been met and permanent financing has been arranged.

Bank Owned Life Insurance

BOLI is carried at the amount that could be realized under the contract at the balance sheet date, which is typically cash surrender value. Changes in cash surrender value are recorded in non-interest income. At December 31, 2024, the Company maintained BOLI policies with five insurance carriers with a combined cash surrender value of $53.5 million. These policies cover certain present and former executives and officers; the Company is the beneficiary of these policies.

Employee 401(k) Plan

The Company has an 401(k) plan covering substantially all eligible employees. Employee 401(k) plan expense is the amount of matching contributions.

USCB FINANCIAL HOLDINGS, INC.
Notes to the Consolidated Financial Statements

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Management is required to assess whether a valuation allowance should be established on the net deferred tax asset based on the consideration of all available evidence using a more likely than not standard. In its evaluation, Management considers taxable loss carry-back availability, expectation of sufficient taxable income, trends in earnings, the future reversal of temporary differences, and available tax planning strategies.

The Company recognizes positions taken or expected to be taken in a tax return in accordance with existing accounting guidance on income taxes which prescribes a recognition threshold and measurement process. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and other operating noninterest expense, respectively.

Impairment of Long-Lived Assets

The Company's long-lived assets, such as premises and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the Consolidated Balance Sheets and reported at the lower of the carrying amount or fair value less costs to sell and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the Consolidated Balance Sheets.

Transfer of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from the Company - put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Comprehensive Income (Loss)

Under GAAP, certain changes in assets and liabilities, such as unrealized holding gains and losses on securities available-for-sale, are excluded from current period earnings and reported as a separate component of the stockholders' equity section of the Consolidated Balance Sheets. Such items, along with net income, are components of comprehensive income (loss). Additionally, any unrealized gains or losses on transfers of investment securities from available-for-sale to held-to-maturity are recorded to accumulated other comprehensive income (loss) on the date of transfer and amortized over the remaining life of each security. The amortization of the unrealized gain or loss on transferred securities is reported as a component of comprehensive income (loss). See Note 2 "Investment Securities" for further discussion.

Advertising Costs

Advertising costs are expensed as incurred.

Earnings per Common Share

Basic earnings per common share is net income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share included the effect of additional potential common shares issuable under vested stock options and unvested shares of restricted stock. Basic and diluted earnings per share are updated to reflect the effect of stock splits as occurred. See Note 14 "Earnings Per Share"

USCB FINANCIAL HOLDINGS, INC.

Notes to the Consolidated Financial Statements

for additional information on earnings per common share. See Note 13 "Stockholders' Equity" for further discussion on stock splits.

Interest Income

Interest income is recognized as earned, based upon the principal amount outstanding, on an accrual basis.

Operating Segments

While the Company monitors the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company wide basis. Operating results of the individual products are not used to make resource allocations or performance decisions by Company management.

Stock-Based Compensation

Stock-based compensation accounting guidance requires that the compensation cost relating to share-based payment transactions be recognized in the accompanying Consolidated Financial Statements. That cost will be measured based on the grant date fair value of the equity or liability instruments issued. The stock-based compensation accounting guidance covers a wide range of share-based compensation arrangements including stock options, restricted share awards, performance-based awards, share appreciation rights, and employee share purchase plans.

The stock-based compensation accounting guidance requires that compensation cost for all stock awards be calculated and recognized over the employees' service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. A Black-Scholes model is used to estimate the fair value of stock options.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the normal course of business, are recorded as liabilities when the likelihood of loss is probable, and an amount or range of loss can be reasonably estimated. In the opinion of management, none of these actions, either individually or in the aggregate, is expected to have a material adverse effect on the Company's Consolidated Financial Statements. See Note 19 "Loss Contingencies" for further details.

Dividend Restrictions

Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Company or by the Company to the stockholders.

Fair Value Measurements

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 12 "Fair Value Measurements". Fair value estimates involve uncertainties and matters of significant judgment. Changes in assumptions or in market conditions could significantly affect the estimates.

Derivative Instruments

Derivative financial instruments are carried at fair value and reflect the estimated amount that would have been received to terminate these contracts at the reporting date based upon pricing or valuation models applied to current market information.

Rate Swaps Designated as Cash Flow Hedges

The changes in fair value on these interest rate swaps are recorded in other assets or other liabilities with a corresponding recognition in other comprehensive income (loss) and subsequently reclassified to earnings when gains or losses are realized. As of December 31, 2024, the cash flow hedge was effective.

Interest Rate Swaps Designated as Fair Value Hedges

USCB FINANCIAL HOLDINGS, INC.

Notes to the Consolidated Financial Statements

The changes in fair value on these interest rate swaps are recorded in other assets or other liabilities with a corresponding recognition in the assets being hedged.

Interest Rate Swaps

The Company enters into interest rate swaps agreements to provide commercial loan clients the ability to swap from a variable interest rate to a fixed rate. The Company enters into a floating-rate loan with a customer with a separately issued swap agreement allowing the customer to convert floating payments on the loan into a fixed interest rate. To mitigate risk, the Company enters into a matching agreement with a third party to offset the exposure on the customer agreement. These swaps are not considered to be qualified hedging transactions and the unmatched unrealized gain or loss is recorded in other non-interest income.

Interest rate swap agreements are used by the Company as part of its asset-liability management strategy to help manage its interest rate risk exposure. The notional amount of the interest rate swaps does not represent actual amounts exchanged by the parties. The amounts exchanged are determined by reference to the notional amount and the other terms of the individual interest rate swap agreements.

Revenue from Contracts with Customers

Revenue from contracts with customers is recognized in an amount that reflects the consideration the Company expects to receive for the services the Company provides to its customers. The main revenue earned by the Company from loans and investment securities are excluded from the accounting standard update "Revenue from Contracts with Customers". Deposit and service charge fees, consisting of primarily monthly maintenance fees, wire fees, ATM interchange fees and other transaction-based fees, are the most significant types of revenue within the accounting standard update. Revenue is recognized when the service provided by the Company is complete. The aggregate amount of revenue within the scope of this standard that is received from sources other than deposit service charges and fees is not material.

Cash Flow Statement

The Company reports the net activity rather than gross activity in the Consolidated Statements of Cash Flows. The net cash flows are reported for loans held for investment, accrued interest receivable, deferred tax assets, other assets, customer deposits, accrued interest payable, other liabilities, and proceeds from the issuance of Class A common shares.

Reclassifications

Certain amounts in the Consolidated Financial Statements have been reclassified to conform to the current presentation. Reclassifications had no impact on the net income or stockholders' equity of the Company.

Recently Issued Accounting Standards

Issued and Adopted

Guidance on Accounting for Credit Losses on Financial Instruments

On January 1, 2023, the Company implemented Accounting Standard Update ("ASU") 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended. This update replaces the incurred loss methodology with the CECL methodology. The CECL methodology measures expected credit losses and applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (e.g., loan commitments, standby letters of credit, financial guarantees, and similar instruments), as well as net investments in leases recognized by lessors in accordance with Topic 842 on leases. Furthermore, ASC 326 amended the accounting treatment for available-for-sale debt securities. One notable change is the requirement for credit losses to be reported as an allowance rather than as a write-down on available-for-sale debt securities that management does not intend to sell or believes it is more likely than not they will not need to sell. CECL requires a loss reserve for securities classified as held-to-maturity (HTM). The reserve should reflect historical credit performance as well as the impact of projected economic forecast.

At adoption of CECL, 84% or $1.3 billion of loan receivables were collectively evaluated under the Discounted Cash Flow ("DCF") method and 16% or $251.0 million of loan receivables were collectively evaluated under the Remaining Life method. The remaining $7.9 million of loan receivables of the total loan portfolio were individually evaluated.

USCB FINANCIAL HOLDINGS, INC.

Notes to the Consolidated Financial Statements

The impact of adoption of the ASU 2016-13 in January 1, 2023, was an increase to ACL on loans receivables of $1.1 million and an increase to the reserve for unfunded commitments of $259 thousand. This one-time, net of tax, cumulative adjustment resulted in an increase of $1.0 million in accumulated deficit. The following table reflects the impact of adopting CECL on the Company's Consolidated Balance Sheet (in thousands):

| | January 1, 2023 | | |
	As Reported Under ASC 326	Pre - ASC 326 Adoption	Impact of ASC 326 Adoption
Assets			
Allowance for credit losses	$ 18,553	$ 17,487	$ 1,066
Deferred tax asset, net	42,696	42,360	336
Liabilities			
Reserve for unfunded credit commitments	516	257	259
Stockholder's Equity			
Retained earnings	$ (105,093)	$ (104,104)	$ (989)

See "Allowance for Credit Losses" section in Note 3 for more information on the ACL.

Guidance on Accounting for Trouble Debt Restructuring and Vintage Disclosures

In March 2022, the FASB issued ASU 2022-02, which eliminates creditor accounting guidance for troubled debt restructurings ("TDR") for entities that have adopted ASU 2016-13, Financial Instruments-Credit Losses (Topic 326) and enhances Vintage Disclosures of Gross Write-offs. This ASU eliminates Subtopic 310-40 guidance for TDRs and requires creditors to apply the loan refinancing and restructuring guidance in Subtopic 310-20 when evaluating modifications granted to borrowers experiencing financial difficulty to determine whether the modification is considered a continuation of an existing loan or a new loan. The vintage disclosure component of the ASU requires entities to disclose current-period gross write-offs by origination year for financing receivables and investment leases within the scope of Subtopic 326-20. The Company adopted ASU 2022-02 concurrently with the adoption of ASU 2016-13.

Reference Rate Reform

In March 2020, the Financial Accounting Standards Board ("FASB") issued ASU 2020-04, Reference Rate Reform (Topic 848), aiming to facilitate the impacts of reference rate reform on financial reporting. This initiative was subsequently clarified in January 2021 through ASU 2021-01, providing optional directives for a designated timeframe to alleviate challenges associated with accounting for, or acknowledging the effects of, reference rate reform on financial reporting. These amendments offer discretionary guidance for a defined period to alleviate potential accounting complexities associated with reference rate reform in financial reporting. The expedients and exceptions provided by these amendments are not applicable to contract modifications executed and hedging relationships initiated or reviewed after December 31, 2022, except for pre-existing hedging relationships as of December 31, 2022, for which an entity has opted for specific optional expedients, and which are retained until the conclusion of the hedging relationship. Additionally, the amendments permit entities to make a one-time choice to divest, transfer, or both divest and transfer debt securities categorized as held to maturity, referencing a rate impacted by reference rate reform, and classified as held to maturity prior to January 1, 2020. In December 2022, the FASB issued new guidance extending the expiration date of this guidance from December 31, 2022, to December 31, 2024, after which entities will no longer be authorized to apply the relief provided under this guidance. Before this recent guidance, these amendments were effective for all entities from March 12, 2020 to December 31, 2022. The Company executed its transition strategy in preparation for the cessation of the London Intrabank Offered Rate ("LIBOR") and the adjustment of its existing financial instruments affected by LIBOR, whether directly or indirectly. LIBOR-based originations were ceased as of June 30, 2023, and for existing LIBOR-based transactions, the Company substituted Secured Overnight Financing Rate ("SOFR") for LIBOR. The Company has completed its transition away from LIBOR for its loan and other financial instruments.

Improvements to Reportable Segment Disclosures

In November 2023, FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), aiming to augments reportable segment disclosure requirements, it enhances significant segment expenses disclosures. Additionally, this amendment

USCB FINANCIAL HOLDINGS, INC.

Notes to the Consolidated Financial Statements

enhances interim disclosure requirements, clarifies multiple segment measures of profit or loss, provides new segment disclosure requirements for entities with a single reportable segment and requires other disclosure requirements. The Company adopted this ASU in December 2024. The adoption of this guidance did not have a material impact on the consolidated financial statements.

Issued and Not Yet Adopted

Improvements to Income Tax Disclosures

In December 2023, the FASB issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU pertains to disclosures regarding effective tax rates and cash income taxes paid with the goal of providing stakeholders with more transparent and relevant information. This ASU is effective for public business entities for annual periods beginning after December 15, 2024. The Company is currently assessing the potential impact of this ASU on its financial reporting and has not yet concluded whether the changes will materially affect its business operations or consolidated financial statements.

2.   INVESTMENT SECURITIES

The following tables present a summary of the amortized cost, unrealized or unrecognized gains and losses, and fair value of investment securities at the dates indicated (in thousands):

		December 31, 2024		
Available-for-sale:	**Amortized Cost**	**Unrealized Gains**	**Unrealized Losses**	**Fair Value**
U.S. Government Agency	$ 14,279	$ 14	$ (1,668)	$ 12,625
Collateralized mortgage obligations	101,808	15	(22,918)	78,905
Mortgage-backed securities - residential	58,995	1	(12,063)	46,933
Mortgage-backed securities - commercial	86,604	40	(7,905)	78,739
Municipal securities	24,925	-	(5,614)	19,311
Bank subordinated debt securities	24,314	438	(1,044)	23,708
	$ 310,925	$ 508	$ (51,212)	$ 260,221
Held-to-maturity:				
U.S. Government Agency	$ 42,538	$ -	$ (5,094)	$ 37,444
Collateralized mortgage obligations	56,987	57	(7,785)	49,259
Mortgage-backed securities - residential	40,681	53	(4,613)	36,121
Mortgage-backed securities - commercial	15,272	-	(1,385)	13,887
Corporate bonds	9,222	-	(393)	8,829
	$ 164,700	$ 110	$ (19,270)	$ 145,540
Allowance for credit losses - securities held-to-maturity	(6)			
Securities held-to maturity, net of allowance for credit losses	$ 164,694			

USCB FINANCIAL HOLDINGS, INC.

Notes to the Consolidated Financial Statements

	December 31, 2023			
Available-for-sale:	**Amortized Cost**	**Unrealized Gains**	**Unrealized Losses**	**Fair Value**
U.S. Government Agency	$ 9,664	$ -	$ (1,491)	$ 8,173
Collateralized mortgage obligations	103,645	-	(23,039)	80,606
Mortgage-backed securities - residential	63,795	-	(11,608)	52,187
Mortgage-backed securities - commercial	49,212	56	(6,504)	42,764
Municipal securities	25,005	-	(5,667)	19,338
Bank subordinated debt securities	28,106	188	(2,033)	26,261
	$ 279,427	$ 244	$ (50,342)	$ 229,329
Held-to-maturity:				
U.S. Government Agency	$ 43,626	$ 2	$ (5,322)	$ 38,306
Collateralized mortgage obligations	62,735	-	(7,983)	54,752
Mortgage-backed securities - residential	43,784	348	(4,533)	39,599
Mortgage-backed securities - commercial	15,439	-	(1,257)	14,182
Corporate bonds	9,398	-	(727)	8,671
	174,982	$ 350	$ (19,822)	$ 155,510
Allowance for credit losses - securities held-to-maturity	(8)			
Securities held-to maturity, net of allowance for credit losses	$ 174,974			

There were no investment securities that were transferred from AFS to HTM for the years ended December 31, 2024, and 2023.

Transfers of debt securities into the HTM category from the AFS category are made at fair value as of the date of transfer. The unrealized gain or loss at the date of transfer is retained in AOCI and in the carrying value of the held-to-maturity securities. There was no impact to net income. Such amounts are amortized over the remaining life of the security. For the years ended December 31, 2024 and 2023, total amortization out of AOCI for the net unrealized losses on securities transferred from AFS to HTM in 2022 was $267 thousand and $251 thousand, respectively. In addition for these securities, the balance of the net unrealized losses retained in AOCI was $9.3 million at December 31, 2024 and $9.5 million at December 31, 2023.

The following table presents the proceeds, realized gross gains and realized gross losses on sales and calls of AFS debt securities for the years ended December 31, 2024 and 2023 (in thousands):

Available-for-sale:	2024	2023
Proceeds from sales and call of securities	$ 34,753	$ 24,185
Gross Gains	$ 195	$ 3
Gross Losses	(181)	(1,862)
Net realized gains (losses)	$ 14	$ (1,859)

The amortized cost and fair value of investment securities, by contractual maturity, are shown below for the date indicated (in thousands). Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately.

USCB FINANCIAL HOLDINGS, INC.

Notes to the Consolidated Financial Statements

December 31, 2024:	Available-for-sale		Held-to-maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$ -	$ -	$ -	$ -
Due after one year through five years	2,926	3,037	9,222	8,829
Due after five years through ten years	42,068	36,788	-	-
Due after ten years	4,245	3,194	-	-
U.S. Government Agency	14,279	12,625	42,538	37,444
Collateralized mortgage obligations	101,808	78,905	56,987	49,259
Mortgage-backed securities - residential	58,995	46,933	40,681	36,121
Mortgage-backed securities - commercial	86,604	78,739	15,272	13,887
	$ 310,925	$ 260,221	$ 164,700	$ 145,540

At December 31, 2024 and 2023, there were no securities to any one issuer, in an amount greater than 10% of total stockholders' equity other than the U.S. Government and U.S. Government Agencies. All the collateralized mortgage obligations and mortgage-backed securities are issued by U.S. sponsored entities at December 31, 2024 and 2023.

Information pertaining to investment securities both AFS and HTM with gross unrealized losses, aggregated by investment category and length of time that those individual securities have been in a continuous loss position, are presented as of the following dates (in thousands):

	December 31, 2024					
	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government Agency	$ 4,468	$ (76)	$ 44,895	$ (7,817)	$ 49,363	$ (7,893)
Collateralized mortgage obligations	3,101	(23)	122,210	(34,998)	125,311	(35,021)
Mortgage-backed securities - residential	4,758	(92)	76,935	(19,031)	81,693	(19,123)
Mortgage-backed securities - commercial	48,433	(1,422)	37,739	(9,312)	86,172	(10,734)
Municipal securities	-	-	19,311	(5,613)	19,311	(5,613)
Bank subordinated debt securities	-	-	14,352	(1,044)	14,352	(1,044)
Corporate bonds	-	-	8,829	(214)	8,829	(214)
	$ 60,760	$ (1,613)	$ 324,271	$ (78,029)	$ 385,031	$ (79,642)

	December 31, 2023					
	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government Agency	$ -	$ -	$ 46,479	$ (8,043)	$ 46,479	$ (8,043)
Collateralized mortgage obligations	-	-	135,358	(35,566)	135,358	(35,566)
Mortgage-backed securities - residential	5,290	(47)	83,484	(18,365)	88,774	(18,412)
Mortgage-backed securities - commercial	20,292	(611)	33,083	(8,623)	53,375	(9,234)
Municipal securities	-	-	19,338	(5,667)	19,338	(5,667)
Bank subordinated debt securities	8,600	(331)	12,287	(1,703)	20,887	(2,034)
Corporate bonds	-	-	8,671	(406)	8,671	(406)
	$ 34,182	$ (989)	$ 338,700	$ (78,373)	$ 372,882	$ (79,362)

The unrealized losses associated with $111.1 million outstanding of investment securities transferred from the AFS portfolio to the HTM portfolio represent unrealized losses since the date of purchase, independent of the impact associated with changes in the cost basis upon transfer between portfolios.

On January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended, which replaces the incurred loss methodology with an expected loss methodology that is referred to as CECL. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables and held-to-maturity

USCB FINANCIAL HOLDINGS, INC.

Notes to the Consolidated Financial Statements

debt securities. In addition, ASC 326 amended the accounting for available-for-sale debt securities. One such change is to require credit losses to be presented as an allowance rather than as a write-down on available-for-sale debt securities.

CECL requires a loss reserve for securities classified as HTM. The reserve should reflect historical credit performance as well as the impact of projected economic forecast. For U.S. Government bonds and U.S. Agency issued bonds in HTM, the explicit guarantee of the U.S. Government is sufficient to conclude that a credit loss reserve is not required. The reserve requirement is for three primary assets groups: municipal bonds, corporate bonds, and non-agency securitizations. The Company calculates quarterly the loss reserve utilizing Moody's ImpairmentStudio. The CECL measurement for investment securities incorporates historical data, containing defaults and recoveries information, and Moody's baseline economic forecast. The solution uses probability of default/loss given default ("PD/LGD") approach. PD represents the likelihood a borrower will default. Within Moody's model, this is determined using historical default data, adjusted for the current economic environment. LGD projects the expected loss if a borrower were to default.

The Company monitors the credit quality of held to maturity securities through the use of credit ratings. Credit ratings are monitored by the Company on at least a quarterly basis. As of December 31, 2024 and December 31, 2023, all held-to-maturity securities held by the Company were rated investment grade.

At December 31, 2024, HTM securities included $155.5 million of U.S. Government and U.S. Agency issued bonds and mortgage-backed securities. Because of the explicit and/or implicit guarantee on these bonds, the Company holds no reserves on these holdings. The remaining portion of the HTM portfolio is made up of $9.2 million in investment grade corporate bonds. The required reserve for these holdings is determined each quarter using the model described above. For the portion of the HTM exposed to non-government credit risk, the Company utilized the PD/LGD methodology to estimate a $6 thousand ACL as of December 31, 2024. The book value for debt securities classified as HTM represents amortized cost less ACL.

The Company determined that an ACL on its debt securities available for sale as of December 31, 2024 was not required.

At December 31, 2024, the Company had $56.7 million of unrealized losses on mortgage-backed securities and collateralized mortgage obligations of U.S. Government sponsored entities having a fair value of $303.8 million that were attributable to a combination of factors, including relative changes in interest rates since the time of purchase. The contractual cash flows for these securities are guaranteed by U.S. Government agencies and U.S. Government sponsored entities. The municipal bonds are of high credit quality and the declines in fair value are not due to credit quality. Based on the assessment of these mitigating factors, management believes that the unrealized losses on these debt security holdings are a function of changes in investment spreads and interest rate movements and not changes in credit quality.

In 2018, the Company became a Qualified Public Depository ("QPD") with the State of Florida. As a QPD, the Company has the authority to legally maintain public deposits from cities, municipalities, and the State of Florida. These public deposits are secured by securities pledged to the State of Florida at a ratio of 50% of the average outstanding amount of uninsured deposits. The Company must also maintain a minimum amount of pledged securities to be in the program related to these deposits.

At December 31, 2024, the Company had twenty-one securities with an aggregate fair value of $66.1 million pledged to the State of Florida under the public funds program. The Company held a total of $110.5 million in public funds at December 31, 2024.

At December 31, 2023, the Company had twenty-eight securities with an aggregate fair value of $86.9 million pledged to the State of Florida under the public funds program. The Company held a total of $268.4 million in public funds at December 31, 2023.

The Board of Governors of the Federal Reserve System, on March 12, 2023, announced the creation of a new Bank Term Funding Program ("BTFP"). The BTFP offered loans of up to one year in length to banks, savings associations, credit unions, and other eligible depository institutions pledging U.S. Treasuries, U.S. agency debt and mortgage-backed securities, and other qualifying assets as collateral. The BTFP program ceased making new loans as of March 2024.

The Company paid off $80 million in borrowings under the BTFP program during the third quarter 2024. The original maturity of this borrowing under the BTFP program was January 2025, and there are no remaining borrowings under this program.

USCB FINANCIAL HOLDINGS, INC.

Notes to the Consolidated Financial Statements

3.   LOANS

The following table is a summary of the distribution of loans held for investment by type (in thousands):

	December 31, 2024		December 31, 2023	
	Total	**Percent of Total**	**Total**	**Percent of Total**
Residential Real Estate	$ 289,961	14.8 %	$ 204,419	11.5 %
Commercial Real Estate	1,136,417	57.8 %	1,047,593	58.8 %
Commercial and Industrial	258,311	13.1 %	219,757	12.4 %
Correspondent Banks	82,438	4.2 %	114,945	6.5 %
Consumer and Other	198,091	10.1 %	191,930	10.8 %
Total gross loans	1,965,218	100.0 %	1,778,644	100.0 %
Plus: Deferred costs	7,630		2,183	
Total loans net of deferred costs	1,972,848		1,780,827	
Less: Allowance for credit losses	24,070		21,084	
Total net loans	$ 1,948,778		$ 1,759,743	

At December 31, 2024 and 2023, the Company had $518.8 million and $534.2 million, respectively, of commercial real estate and residential mortgage loans pledged as collateral on lines of credit with the FHLB and the Federal Reserve Bank of Atlanta. At December 31, 2024 and 2023, the Company had no real estate loans in the process of foreclosure.

Allowance for Credit Losses

In general, the Company utilizes the Discounted Cash Flow (DCF) method or the Remaining Life (WARM) methodology to estimate the quantitative portion of the ACL for loan pools. The DCF uses a loss driver analysis (LDA) and discounted cash flow analyses. The Company engaged advisors and consultants with experience in CECL model development to assist in development of a loss driver analysis based on regression models and supportable forecast. Peer group data obtained from FFIEC Call Report filings is used to inform regression analyses to quantify the impact of reasonable and supportable forecasts in projective models. Economic forecasts applied to regression models to estimate probability of default for loan receivables use at least one of the following economic indicators: civilian unemployment rate (national), real gross domestic product growth (national GDP) and/or the HPI. For each of the segments in which the WARM methodology is used, the long-term average loss rate is calculated and applied on a quarterly basis for the remaining life of the pool. Adjustments for economic expectations are made through qualitative factors.

Qualitative factors ("Q-Factors") used in the ACL methodology include:

• Changes in lending policies, procedures, and strategies
• Changes in international, national, regional, and local conditions
• Changes in nature and volume of portfolio
• Changes in the volume and severity of past due loans and other similar conditions
• Concentration risk
• Changes in the value of underlying collateral
• The effect of other external factors: e.g., competition, legal, and regulatory requirements
• Changes in lending management, among others

The Company segments the portfolio by pools grouping loans that share similar risk characteristics and employing collateral type and lien position to group loans according to risk. The Company evaluates five segments using the loss rate methodology 'Remaining Life Method' or WARM. The remaining is calculated based on the annual attrition rate observed for the Company's own portfolio experience. The peer group includes historical losses for U.S. The Company also applies a scorecard methodology to determine qualitative factors for WARM segments. The scorecard is built using a peer group loss. The maximum losses for these peers are derived selecting periods were higher than normal loss rates are observed. In estimating credit losses, the Company also considers qualitative and environmental factors that may cause estimated credit losses for the loan portfolio to differ from historical losses.

USCB FINANCIAL HOLDINGS, INC.
Notes to the Consolidated Financial Statements

Changes in the ACL for the years ended December 31, 2024 and 2023 are as follows (in thousands):

	Residential Real Estate	Commercial Real Estate	Commercial and Industrial	Correspondent Banks	Consumer and Other	Total
December 31, 2024:						
Beginning balance	$ 2,695	$ 10,366	$ 3,974	$ 911	$ 3,138	$ 21,084
Provision for credit losses (1)	2,403	(1,578)	640	(257)	1,752	2,960
Recoveries	23	-	19	-	3	45
Charge-offs	-	-	-	-	(19)	(19)
Ending Balance	$ 5,121	$ 8,788	$ 4,633	$ 654	$ 4,874	$ 24,070
December 31, 2023:						
Beginning balance	$ 1,352	$ 10,143	$ 4,163	$ 720	$ 1,109	$ 17,487
Cumulative effect of adoption of accounting principle (2)	1,238	1,105	(2,158)	23	858	1,066
Provision for credit losses (3)	95	(882)	1,897	168	1,225	2,503
Recoveries	10	-	72	-	3	85
Charge-offs	-	-	-	-	(57)	(57)
Ending Balance	$ 2,695	$ 10,366	$ 3,974	$ 911	$ 3,138	$ 21,084

(1) Provision for credit losses excludes $199 thousand provision for unfunded commitments included in other liabilities and $2 thousand release for investment securities held to maturity.

(2) Impact of CECL adoption on January 1, 2023

(3) Provision for credit losses excludes $144 thousand release for unfunded commitments included in other liabilities and $8 thousand provision for investment securities held to maturity.

Allowance for credit losses and the outstanding balances in loans as of December 31, 2024 and 2023 are as follows (in thousands):

	Residential Real Estate	Commercial Real Estate	Commercial and Industrial	Correspondent Banks	Consumer and Other	Total
December 31, 2024:						
Allowance for credit losses:						
Individually evaluated	$ 40	$ -	$ 27	$ -	$ 651	$ 718
Collectively evaluated	5,081	8,788	4,606	654	4,223	23,352
Balances, end of period	$ 5,121	$ 8,788	$ 4,633	$ 654	$ 4,874	$ 24,070
Loans:						
Individually evaluated	$ 6,788	$ -	$ 690	$ -	$ 1,990	$ 9,468
Collectively evaluated	283,173	1,136,417	257,621	82,438	196,101	1,955,750
Balances, end of period	$ 289,961	$ 1,136,417	$ 258,311	$ 82,438	$ 198,091	$ 1,965,218
December 31, 2023:						
Allowance for credit losses:						
Individually evaluated	$ 145	$ -	$ 128	$ -	$ -	$ 273
Collectively evaluated	2,550	10,366	3,846	911	3,138	20,811
Balances, end of period	$ 2,695	$ 10,366	$ 3,974	$ 911	$ 3,138	$ 21,084
Loans:						
Individually evaluated	$ 6,994	$ -	$ 1,668	$ -	$ -	$ 8,662
Collectively evaluated	197,425	1,047,593	218,089	114,945	191,930	1,769,982
Balances, end of period	$ 204,419	$ 1,047,593	$ 219,757	$ 114,945	$ 191,930	$ 1,778,644

Credit Quality Indicators

The Company grades loans based on the estimated capability of the borrower to repay the contractual obligation of the loan agreement based on relevant information which may include: current financial information on the borrower, historical

USCB FINANCIAL HOLDINGS, INC.

Notes to the Consolidated Financial Statements

payment experience, credit documentation and other current economic trends. Internal credit risk grades are evaluated periodically.

The Company's internally assigned credit risk grades are as follows:

Pass – Loans indicate different levels of satisfactory financial condition and performance.

Special Mention – Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard – Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligator or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful – Loans classified as doubtful have all the weaknesses inherent in those classified at substandard, with the added characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loss – Loans classified as loss are considered uncollectible.

USCB FINANCIAL HOLDINGS, INC.

Notes to the Consolidated Financial Statements

Loan credit exposures by internally assigned grades are presented below for the periods indicated (in thousands):

As of December 31, 2024

	Term Loans by Origination Year						Revolving Loans	Total
	2024	2023	2022	2021	2020	Prior		
Residential real estate								
Pass	$ 109,590	$ 39,666	$ 34,315	$ 23,039	$ 5,791	$ 66,115	$ 10,885	$ 289,401
Substandard	-	-	-	-	-	560	-	560
Total	109,590	39,666	34,315	23,039	5,791	66,675	10,885	289,961
Commercial real estate								
Pass	175,023	130,503	317,971	175,535	98,695	231,558	4,680	1,133,965
Substandard	-	-	-	1,765	687	-	-	2,452
Total	175,023	130,503	317,971	177,300	99,382	231,558	4,680	1,136,417
Commercial and industrial								
Pass	68,405	80,644	33,962	30,495	3,891	11,839	26,795	256,031
Substandard	-	-	-	519	-	1,093	668	2,280
Total	68,405	80,644	33,962	31,014	3,891	12,932	27,463	258,311
Correspondent banks								
Pass	82,438	-	-	-	-	-	-	82,438
Total	82,438	-	-	-	-	-	-	82,438
Consumer and other loans								
Pass	40,921	51,392	65,603	35,181	491	815	1,698	196,101
Substandard	-	-	1,990	-	-	-	-	1,990
Total	40,921	51,392	67,593	35,181	491	815	1,698	198,091
Total Loans								
Pass	476,377	302,205	451,851	264,250	108,868	310,327	44,058	1,957,936
Special Mention	-	-	-	-	-	-	-	-
Substandard	-	-	1,990	2,284	687	1,653	668	7,282
Doubtful	-	-	-	-	-	-	-	-
Total	$ 476,377	302,205	453,841	266,534	109,555	311,980	44,726	1,965,218

Table of Contents

USCB FINANCIAL HOLDINGS, INC.
Notes to the Consolidated Financial Statements

	As of December 31, 2023							
	Term Loans by Origination Year							
	2023	2022	2021	2020	2019	Prior	Revolving Loans	Total
Residential real estate								
Pass	$ 44,365	$ 36,325	$ 26,180	$ 6,080	$ 9,325	$ 75,654	$ 6,198	$ 204,127
Substandard	-	-	-	-	292	-	-	292
Total	44,365	36,325	26,180	6,080	9,617	75,654	6,198	204,419
Commercial real estate								
Pass	148,311	337,938	184,024	104,182	78,153	182,714	4,710	1,040,032
Substandard	-	-	6,867	694	-	-	-	7,561
Total	148,311	337,938	190,891	104,876	78,153	182,714	4,710	1,047,593
Commercial and industrial								
Pass	97,753	37,414	34,090	6,499	13,706	3,113	25,554	218,129
Substandard	-	-	330	-	1,298	-	-	1,628
Total	97,753	37,414	34,420	6,499	15,004	3,113	25,554	219,757
Correspondent banks								
Pass	114,945	-	-	-	-	-	-	114,945
Total	114,945	-	-	-	-	-	-	114,945
Consumer and other loans								
Pass	71,593	74,387	41,966	615	560	1,337	1,472	191,930
Total	71,593	74,387	41,966	615	560	1,337	1,472	191,930
Total Loans								
Pass	476,967	486,064	286,260	117,376	101,744	262,818	37,934	1,769,163
Special Mention	-	-	-	-	-	-	-	-
Substandard	-	-	7,197	694	1,590	-	-	9,481
Doubtful	-	-	-	-	-	-	-	-
Total	$ 476,967	486,064	293,457	118,070	103,334	262,818	37,934	1,778,644

Table of Contents
USCB FINANCIAL HOLDINGS, INC.
Notes to the Consolidated Financial Statements

Loan Aging

The Company also considers the performance of loans in grading and in evaluating the credit quality of the loan portfolio. The Company analyzes credit quality and loan grades based on payment performance and the aging status of the loan. The following table include an aging analysis of accruing loans and total non-accruing loans as of December 31, 2024 and 2023 (in thousands):

	Accruing					
As of December 31, 2024:	**Current**	**Past Due 30-89 Days**	**Past Due > 90 Days and Still Accruing**	**Total Accruing**	**Non-Accrual**	**Total Loans**
Residential real estate:						
Home equity line of credit and other	$ 1,120	$ -	$ -	$ 1,120	$ -	$ 1,120
1-4 family residential	225,334	2,886	-	228,220	-	228,220
Condo residential	58,956	1,351	-	60,307	314	60,621
	285,410	4,237	-	289,647	314	289,961
Commercial real estate:						
Land and construction	40,090	-	-	40,090	-	40,090
Multi-family residential	214,912	-	-	214,912	-	214,912
Condo commercial	57,402	-	-	57,402	-	57,402
Commercial property	823,326	687	-	824,013	-	824,013
Leasehold improvements	-	-	-	-	-	-
	1,135,730	687	-	1,136,417	-	1,136,417
Commercial and industrial:						
Secured	232,779	521	-	233,300	403	233,703
Unsecured	24,608	-	-	24,608	-	24,608
	257,387	521	-	257,908	403	258,311
Correspondent banks	82,438	-	-	82,438	-	82,438
Consumer and other	196,101	-	-	196,101	1,990	198,091
Total	$ 1,957,066	$ 5,445	$ -	$ 1,962,511	$ 2,707	$ 1,965,218

USCB FINANCIAL HOLDINGS, INC.
Notes to the Consolidated Financial Statements

		Accruing				
As of December 31, 2023:	**Current**	**Past Due 30-89 Days**	**Past Due > 90 Days and Still Accruing**	**Total Accruing**	**Non-Accrual**	**Total Loans**
Residential real estate:						
Home equity line of credit and other	$ 559	$ -	$ -	$ 559	$ -	$ 559
1-4 family residential	155,842	711	-	156,553	-	156,553
Condo residential	43,572	3,735	-	47,307	-	47,307
	199,973	4,446	-	204,419	-	204,419
Commercial real estate:						
Land and construction	33,710	-	-	33,710	-	33,710
Multi-family residential	181,287	-	-	181,287	-	181,287
Condo commercial	58,106	-	-	58,106	-	58,106
Commercial property	772,569	1,890	-	774,459	-	774,459
Leasehold improvements	31	-	-	31	-	31
	1,045,703	1,890	-	1,047,593	-	1,047,593
Commercial and industrial:						
Secured	200,235	29	-	200,264	468	200,732
Unsecured	19,025	-	-	19,025	-	19,025
	219,260	29	-	219,289	468	219,757
Correspondent banks	114,945	-	-	114,945	-	114,945
Consumer and other	191,930	-	-	191,930	-	191,930
Total	$ 1,771,811	$ 6,365	$ -	$ 1,778,176	$ 468	$ 1,778,644

There were no loans over 90 days past due and accruing as of December 31, 2024 and 2023.

Non-accrual Status

The following table includes the amortized cost basis of loans on non-accrual status and loans past due over 90 days and still accruing as of December 31, 2024 and December 31, 2023 (in thousands):

	December 31, 2024			
	Nonaccrual Loans With No Related Allowance	**Nonaccrual Loans With Related Allowance**	**Total Non-accruals**	**Loans Past Due Over 90 Days and Still Accruing**
Residential real estate	$ 314	$ -	$ 314	$
Commercial and industrial	-	403	403	-
Consumer and other	-	1,990	1,990	-
Total	$ 314	$ 2,393	$ 2,707	$ -

	December 31, 2023			
	Nonaccrual Loans With No Related Allowance	**Nonaccrual Loans With Related Allowance**	**Total Non-accruals**	**Loans Past Due Over 90 Days and Still Accruing**
Commercial and industrial	$ -	$ 468	$ 468	$ -
Total	$ -	$ 468	$ 468	$ -

Accrued interest receivable is excluded from the estimate of credit losses. There was no interest income recognized attributable to non-accrual loans outstanding during the years ended December 31, 2024 and 2023. Interest income on

USCB FINANCIAL HOLDINGS, INC.

Notes to the Consolidated Financial Statements

these loans for the year ended December 31, 2024 and 2023, would have been approximately $84 thousand and $40 thousand, respectively, had these loans performed in accordance with their original terms.

Collateral-Dependent Loans

A loan is collateral dependent when the borrower is experiencing financial difficulty and repayment of the loan is expected to be provided substantially through the sale or operation of the collateral. There were two collateral dependent loans as of December 31, 2024 and no collateral dependent loans as of December 31, 2023.

The following table includes the amortized cost basis of collateral dependent loans related to borrowers experiencing financial difficulty by type of collateral as of December 31, 2024 (in thousands):

	As of December 31, 2024		
	Collateral type		
	Boat		Specific Reserves
Consumer and other loans	$	1,990	$ 651
Total	$	1,990	$ 651

Management evaluates on an individual basis collateral dependent loans using the fair value of the collateral method to determine if a credit loss reserve is necessary. The ACL is measured based on the difference of the fair value of the collateral and the recorded investment (amortized cost basis of the loan), if the final collateral valuation is less than the recorded investment of the loan a reserve amount is calculated. If the collateral valuation is equal to or greater than the recorded investment of the loan, no reserve is determined.

Loan Modifications to Borrowers Experiencing Financial Difficulties

The following table present newly restructured loans, by type of modification, which occurred during the years ended December 31, 2024 and December 31, 2023 (dollars in thousands):

	December 31, 2024					
	Recorded Investment Prior to Modification			Recorded Investment After Modification		
	Number of Loans	Combination Modifications	Total Modifications	Number of Loans	Combination Modifications	Total Modifications
Commercial and industrial	1	$ 468	$ 468	1	$ 468	$ 468
	1	$ 468	$ 468	1	$ 468	$ 468

	December 31, 2023					
	Recorded Investment Prior to Modification			Recorded Investment After Modification		
	Number of Loans	Combination Modifications	Total Modifications	Number of Loans	Combination Modifications	Total Modifications
Commercial and industrial	2	$ 650	$ 650	2	$ 650	$ 650
	2	$ 650	$ 650	2	$ 650	$ 650

The Company had one new modification to borrowers experiencing financial difficulties for the year ended December 31, 2024. The Company had two new modifications to borrowers experiencing financial difficulties for the year ended December 31, 2023.

4.   LEASES

The Company enters into leases in the normal course of business primarily for banking centers and back-office operations. As of December 31, 2024, the Company leased nine of the ten banking centers and the headquarter building. The Company is obligated under non-cancelable operating leases for these premises with expiration dates ranging from 2026 to 2036. Many of these leases have extension clauses which the Company could exercise which would extend these dates.

USCB FINANCIAL HOLDINGS, INC.

Notes to the Consolidated Financial Statements

The Company has classified all leases as operating leases. Lease expense for operating leases are recognized on a straight-line basis over the lease term. Right-of-use ("ROU") assets represent the right to use the underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. The Company elected the short-term lease recognition exemption for all leases that qualify, meaning those with terms under 12 months. ROU assets or lease liabilities are not to be recognized for short-term leases.

ROU assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. In the Company's Consolidated Balance Sheets, ROU assets are reported under other assets while lease liabilities are classified under accrued interest and other liabilities.

As most of the Company's leases do not provide an implicit rate, the incremental borrowing rate based on the information available at commencement date is used. The Company's incremental borrowing rate is based on the FHLB advances rate matching or nearing the lease term.

The following table presents the ROU assets and lease liabilities as of December 31, 2024 and 2023 (in thousands):

	2024	2023
ROU assets:		
Operating leases	$ 8,451	$ 11,423
Lease liabilities:		
Operating leases	$ 8,451	$ 11,423

The weighted average remaining lease term and weighted average discount rate as of December 31, 2024 and 2023:

	2024	2023
Weighted average remaining lease term (in years):		
Operating leases	5.95	6.35
Weighted average discount rate:		
Operating leases	2.94%	2.94%

Future lease payment obligations and a reconciliation to lease liability as of December 31, 2024 (in thousands):

2025	$ 3,312
2026	2,383
2027	951
2028	492
2029	478
Thereafter	2,509
Total future minimum lease payments	10,125
Less: interest component	(1,674)
Total lease liability	$ 8,451

USCB FINANCIAL HOLDINGS, INC.

Notes to the Consolidated Financial Statements

5.   PREMISES AND EQUIPMENT

A summary of premises and equipment are presented below as of December 31, 2024 and 2023 (in thousands):

	2024	2023
Land	$ 972	$ 972
Building	1,952	1,952
Furniture, fixtures and equipment	9,137	8,981
Computer hardware and software	4,623	4,592
Leasehold improvements	10,584	10,457
Premises and equipment, gross	27,268	26,954
Accumulated depreciation and amortization	(22,705)	(22,118)
Premises and equipment, net	$ 4,563	$ 4,836

Depreciation and amortization expense was $587 thousand and $590 thousand for the years ended December 31, 2024 and 2023, respectively.

6.   INCOME TAXES

The Company's provision for income taxes is presented in the following table for the years ended December 31, 2024 and 2023 (in thousands):

	2024	2023
Current:		
Federal	$ -	$ -
State	-	-
Total current	-	-
Deferred:		
Federal	6,122	4,121
State	1,681	1,130
Total deferred	7,803	5,251
Total tax expense	$ 7,803	$ 5,251

The actual income tax expense for the years ended December 31, 2024 and 2023 differs from the statutory tax expense for the year (computed by applying the U.S. federal corporate tax rate of 21% for 2024 and 21% for 2023 to income before provision for income taxes) as follows (in thousands):

	2024	2023
Federal taxes at statutory rate	$ 6,820	$ 4,577
State income taxes, net of federal tax benefit	1,411	947
Bank owned life insurance	(428)	(273)
Other, net	-	-
Total tax expense	$ 7,803	$ 5,251

USCB FINANCIAL HOLDINGS, INC.
Notes to the Consolidated Financial Statements

The following table presents the deferred tax assets and deferred tax liabilities as of December 31, 2024 and 2023 (in thousands):

		2024		2023
Deferred tax assets:				
Net operating loss	$	9,276	$	16,430
Allowance for credit losses		6,100		5,410
Lease liability		2,142		2,895
Unrealized loss on available for sale securities		15,200		15,114
Depreciable property		38		203
Equity compensation		686		630
Accruals		520		382
Other, net		65		10
Deferred tax asset	$	34,027	$	41,074
Deferred tax liability:				
Deferred loan cost		(1,934)		(553)
Lease right of use asset		(2,142)		(2,895)
Deferred expenses		(224)		(180)
Cash flow hedge		(81)		(85)
Other, net		-		(79)
Deferred tax liability	$	(4,381)	$	(3,792)
Net deferred tax asset	$	29,646	$	37,282

At December 31, 2024, the Company had approximately $32.7 million of Federal and $55.5 million of State net operating loss carryforwards expiring in various amounts from 2032 to 2036. If unused after 2036, their utilization is limited to future taxable earnings of the Company.

In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is generally no longer subject to U.S. Federal or State examinations by tax authorities for years before 2021.

For the years ended December 31, 2024 and 2023, the Company did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period. Additionally, no interest or penalties were recorded as a result of tax uncertainties.

7.   DEPOSITS

The following table presents deposits by type at December 31, 2024 and 2023 (in thousands):

		2024		2023
Non-interest bearing demand deposits	$	575,159	$	552,762
Interest-bearing demand deposits		50,648		47,702
Savings and money market deposits		1,180,809		1,048,272
Time deposits		367,388		288,403
Total deposits	$	2,174,004	$	1,937,139

Time deposits exceeding the FDIC deposit insurance limit of $250 thousand per account at December 31, 2024 and 2023 were $94.0 million and $117.2 million, respectively.

As of December 31, 2024, the Company had $133.0 million in brokered CDs at a weighted average rate of 4.38%. Brokered CDs were 6.1% of total deposits at such date.

USCB FINANCIAL HOLDINGS, INC.

Notes to the Consolidated Financial Statements

As of December 31, 2023, the Company had $50.0 million of brokered CDs at weighted average rate of 4.98%. Brokered CDs were 2.6% of total deposits at such date.

At December 31, 2024, the scheduled maturities of time deposits were (in thousands):

2025	$	329,989
2026		35,215
2027		1,628
2028		122
2029		434
	$	367,388

At December 31, 2024 and 2023, the aggregate amount of demand deposits reclassified to loans as overdrafts was $403 thousand and $213 thousand, respectively.

8. BORROWINGS

Borrowed funds consist of fixed-rate advances from the FHLB. At December 31, 2024, FHLB advances were $163.0 million and at December 31, 2023 were $183.0 million.

The following table presents outstanding FHLB advances at December 31, 2024 and 2023 (in thousands):

At December 31, 2024				
Interest Rate	**Type of Rate**	**Maturity Date**		**Amount**
2.05%	Fixed	March 27, 2025	$	10,000
1.07%	Fixed	July 18, 2025		6,000
3.76%	Fixed	January 24, 2028		11,000
3.77%	Fixed	April 25, 2028		50,000
3.68%	Fixed	September 13, 2027		21,000
3.79%	Fixed	March 23, 2026		20,000
4.65%	Fixed	February 13, 2025		45,000
			$	163,000

At December 31, 2023				
Interest Rate	**Type of Rate**	**Maturity Date**		**Amount**
1.04%	Fixed	July 30, 2024	$	5,000
1.07%	Fixed	July 18, 2025		6,000
2.05%	Fixed	March 27, 2025		10,000
3.76%	Fixed	January 24, 2028		11,000
3.77%	Fixed	April 25, 2028		50,000
5.57%	Fixed	December 26, 2024		101,000
			$	183,000

The FHLB holds a blanket lien on the Company's loan portfolio that may be pledged as collateral for outstanding advances, subject to eligibility under the borrowing agreement. The Company may also choose to assign cash balances held at the FHLB as additional collateral. See Note 3 "Loans" for further discussion on pledged loans.

The Board of Governors of the Federal Reserve System, on March 12, 2023, announced the creation of a new Bank Term Funding Program ("BTFP"). The BTFP offered loans of up to one year in length to banks, savings associations, credit unions, and other eligible depository institutions pledging U.S. Treasuries, U.S. Agency debt and mortgage-backed securities, and other qualifying assets as collateral. The BTFP program ceased making new loans as of March 2024.

On January 12, 2024, the Company borrowed $80.0 million at a rate of 4.81%, maturing on January 10, 2025, under the BTFP program. Subsequently, the Company paid off $80.0 million in borrowings under the BTFP program during the third quarter 2024. The original maturity of this borrowing under the BTFP program was January 2025, and there are no remaining borrowings by the Company under this program.

USCB FINANCIAL HOLDINGS, INC.
Notes to the Consolidated Financial Statements

9.   EQUITY BASED AND OTHER COMPENSATION PLANS

Employee 401(k) Plan

The Company has an 401(k) plan (the "Plan") covering substantially all eligible employees. The Plan includes a provision that the employer may contribute to the accounts of eligible employees for whom a salary deferral is made. The Company contributed $354 thousand and $306 thousand to the Plan during the years ended December 31, 2024 and 2023, respectively; the contributions are included under salaries and employee benefits in the Consolidated Statements of Operations.

Stock-Based Compensation

In 2015, the Company's stockholders approved the 2015 Equity Incentive Plan (the "2015 Option Plan"), which authorized grants of options to purchase up to 2,000,000 shares of common stock. The 2015 Option Plan provided that vesting schedules will be determined upon issuance of options by the Board of Directors or compensation committee. Options granted under the 2015 Option Plan have a 10-year life and, in no event shall an option be exercisable after the expiration of 10 years from the grant date. The 2015 Option Plan had a 10-year life and initially would have terminated in 2025. In July 2020, the stockholders of the Company approved the amendment of the 2015 Option plan to authorize the issuance of an additional 3,000,000 shares of common stock and extending the life of the plan 5 additional years, terminating in 2030. The authorized shares, after being adjusted to reflect the 1 for 5 reverse stock split, totaled 1,000,000 shares. In December 2021, the shareholders of the Company approved the amendment of the 2015 Option Plan to authorize the issuance of an additional 1,400,000 shares of common stock as well as the ability to issue restricted stock grants (up to 600,000 shares) for a total of 2,400,000 shares.

At December 31, 2024, there were 996,436 shares available for grant under the 2015 Option Plan. At December 31, 2023, there were 1,160,564 shares available for grant under the 2015 Option Plan.

Stock Options

The Company recognizes compensation expense based on the estimated grant date fair value method using the Black-Scholes option pricing model and accounts for this expense using a prorated straight-line amortization method over the vesting period of the option. Stock-based compensation expense is based on awards that the Company expects will ultimately vest, reduced by estimated forfeitures. Estimated forfeitures consider the voluntary termination trends as well as actual option forfeitures.

The compensation expense is reported under salaries and employee benefits in the accompanying Consolidated Statements of Operations. Compensation expense totaling $278 thousand was recognized for the year ended December 31, 2024 and $459 thousand for the year ended December 31, 2023. There was no related tax benefit for the years ended December 31, 2024 and 2023.

Unrecognized compensation cost remaining on stock-based compensation totaled $10 thousand and $342 thousand for the years ended December 31, 2024 and 2023, respectively.

Cash flows resulting from excess tax benefits are required to be classified as a part of cash flows from operating activities. Excess tax benefits are realized tax benefits from tax deductions for exercised options in excess of the deferred tax asset attributable to the compensation cost for such options.

There were no options granted in 2024.

For the fair value of options granted in 2023, the following were the assumptions:

Assumption	2023
Risk-free interest rate	3.53%
Expected term	10years
Expected stock price volatility	10%
Dividend yield	0%

USCB FINANCIAL HOLDINGS, INC.

Notes to the Consolidated Financial Statements

The following table presents a summary of stock options for the years ended December 31, 2024 and 2023:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Years	Aggregate Intrinsic Value (in thousands)
Balance at January 1, 2024	947,167	$ 10.97	6.5	
Granted	—	$ -		
Exercised	(122,000)	$ 10.81		
Forfeitures	(100,000)	$ 11.99		
Balance at December 31, 2024	725,167	$ 10.86	5.3	
Exercisable at December 31, 2024	720,499	$ 10.85	5.3	$ 4,972
Balance at January 1, 2023	965,667	$ 10.91	7.4	
Granted	7,500	$ 12.41		
Exercised	(10,000)	$ 7.50		
Forfeitures	(16,000)	$ 10.34		
Balance at December 31, 2023	947,167	$ 10.97	6.5	
Exercisable at December 31, 2023	758,000	$ 10.71	6.1	$ 1,195

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value of exercisable options at the dates presented (the difference between the valuation of the Company's stock and the exercise price, multiplied by the number of options considered in-the-money) that would have been received by the option holders had all option holders exercised their options.

The weighted average per share fair value of options granted for the year ended December 31, 2023, was $3.91; there were no grants in 2024.

Restricted Stock

In 2024 , the Company issued 277,922 shares of Class A common stock to employees and directors as restricted stock awards pursuant to the Company's 2015 Option Plan. Awards under the 2015 Option Plan may not be sold or otherwise transferred until certain restrictions have lapsed. The Company primarily issues restricted stock awards with a 3-year vesting period. However, out of the 277,922 shares of Class A common stock issued pursuant restricted stock awards in 2024, 150,000 shares issued in October 2024 had a modified vesting period. The 150,000 shares vested 33% of the award in a period of two months in 2024, and 67% remaining will vest in the next 2 years.

In 2023 , the Company issued 242,713 shares of Class A common stock to employees and directors as restricted stock awards pursuant to the Company's 2015 Option Plan. Awards under the 2015 Option Plan may not be sold or otherwise transferred until certain restrictions have lapsed.

The total share-based compensation expense for these awards is determined based on the market price of the Company's common stock as of the date of grant applied to the total number of shares granted and is amortized straight line over the vesting period which is generally three years unless the Board of Directors approves a different vesting schedule for the grants. As of December 31, 2024, unearned share-based compensation expense associated with these awards totaled $4.3 million.

Compensation expense totaling $1.9 million was recognized for the year ended December 31, 2024 and reported under salaries and benefits in the accompanying Consolidated Statement of Operations. Compensation expense totaling $553 thousand was recognized for the year ended December 31, 2023.

USCB FINANCIAL HOLDINGS, INC.

Notes to the Consolidated Financial Statements

The following table presents a summary of restricted stock awards for the years ended December 31, 2024 and 2023:

	Restricted Stock		Weighted Average Grant Date Fair Value
Balance at January 1, 2024	218,422	$	12.19
Granted	277,922	$	14.33
Forfeited	(8,625)	$	12.63
Vested	(85,643)	$	13.84
Balance at December 31, 2024	402,076	$	13.31

	Restricted Stock		Weighted Average Grant Date Fair Value
Balance at January 1, 2023	-	$	-
Granted	242,713	$	12.24
Forfeited	(8,111)	$	12.67
Vested	(16,180)	$	12.67
Balance at December 31, 2023	218,422	$	12.19

10. OFF-BALANCE SHEET ARRANGEMENTS

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financial needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include unfunded commitments under lines of credit, commitments to extend credit, standby and commercial letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Company's Consolidated Balance Sheets. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for unused lines of credit, and standby letters of credit is represented by the contractual amount of these commitments.

On January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the CECL methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities.

The Company records a liability for expected credit losses on off-balance-sheet credit exposure in accordance with ASC 326. The Company uses the loss rate and exposure of default framework to estimate a reserve for unfunded commitments. Loss rates for the expected funded balances are determined based on the associated pooled loan analysis loss rate and the exposure at default is based on an estimated utilization given default. The off-balance sheet commitment allowance were $571 thousand and $372 thousand as of December 31, 2024 and December 31, 2023, respectively.

A summary of the amounts of the Company's financial instruments with off-balance sheet risk are shown below at December 31, 2024 and 2023 (in thousands):

		2024		2023
Commitments to grant loans and unfunded lines of credit	$	122,578	$	85,117
Standby and commercial letters of credit		5,389		3,987
Total	$	127,967	$	89,104

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses.

USCB FINANCIAL HOLDINGS, INC.

Notes to the Consolidated Financial Statements

Unfunded lines of credit and revolving credit lines are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and ultimately may not be drawn upon to the total extent to which the Company is committed.

Standby and commercial letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit have fixed maturity dates and many of them expire without being drawn upon, they do not generally present a significant liquidity risk to the Company.

11. DERIVATIVES

The Company utilizes interest rate swap agreements as part of its asset-liability management strategy to help manage its interest rate risk position. The notional amount of the interest rate swaps do not represent amounts exchanged by the parties. The amounts exchanged are determined by reference to the notional amount and the other terms of the individual interest rate swap agreements.

Rate Swaps Designated as Cash Flow Hedges

As of December 31, 2024, the Company had two interest rate swap agreements with a notional aggregate amount of $50 million that were designated as cash flow hedges of certificates of deposit. The interest rate swap agreements have an average maturity of 1.38 years, the weighted average fixed-rate paid is 3.59%, with the weighted average 3-month compound SOFR (Secured Overnight Financing Rate) being received.

As of December 31, 2023, the Company had two interest rate swap agreements with a notional aggregate amount of $50 million that were designated as cash flow hedges of certificates of deposit. The interest rate swap agreements have an average maturity of 2.38 years, the weighted average fixed-rate paid is 3.59%, with the weighted average 3-month compound SOFR (Secured Overnight Financing Rate) being received.

The changes in fair value on these interest rate swaps are recorded in other assets or other liabilities with a corresponding recognition in other comprehensive income (loss) and subsequently reclassified to earnings when gains or losses are realized.

Interest Rate Swaps Designated as Fair Value Hedges

During the third quarter in 2024, the Company unwound four fair value interest rate swaps with a notional aggregate amount of $200 million. The decision to unwind these swaps was driven by changes in interest rate forecasts and asset-liability management strategies. The early termination fee to unwind the fair value swaps totaled $3.7 million. The termination fees allocated to each loan category will be amortized over the remining life of the hedge loans on a monthly straight-line basis with full recognition of the unamortized cost upon the early payoff of the hedge loan. The amortization of the termination fee is reflected in the loan interest income line in the Company's Consolidated Statement of Operations. The original maturities of these fair value interest swaps were between 2025 and 2026. The fair value interest rate swap agreements had an average maturity of 1.51 years at the date of termination.

As of December 31, 2023, the Company had four fair value interest rate swap agreements with a notional aggregate amount of $200 million that were designated as fair value hedges on loans. The interest rate swap agreements have an average maturity of 2.23 years, the weighted average fixed-rate paid is 4.74%, with the weighted average 3-month compound SOFR being received

The changes in fair value on these interest rate swaps are recorded in other assets or other liabilities with a corresponding recognition in the assets being hedged.

Interest Rate Swaps

The Company also enters into interest rate swaps with its loan customers. The Company had 60 and 20 interest rate swaps with loan customers with a notional aggregate amount of $206.3 million and $46.5 million at December 31, 2024 and 2023, respectively. These interest rate swaps have maturity dates of between 2025 and 2051. The Company entered into corresponding and offsetting derivatives with third parties. The fair value of liability on these derivatives requires the

USCB FINANCIAL HOLDINGS, INC.

Notes to the Consolidated Financial Statements

Company to provide the counterparty with funds to be held as collateral which the Company reports as other assets under the Consolidated Balance Sheets. While these derivatives represent economic hedges, they do not qualify as hedges for accounting purposes.

The following table reflects the Company's customer related interest rate swaps at the dates indicated (in thousands):

	Notional Amount	Collateral Amount	Balance Sheet Location	Fair Value Asset	Fair Value Liability
December 31, 2024:					
Derivatives Designated as Cash Flow Hedges					
Interest rate swaps	$ 50,000	$ -	Other assets	$ 321	$ -
Derivatives not designated as hedging instruments:					
Interest rate swaps related to customer loans	$ 206,258	$ 4,943	Other assets/Other liabilities	$ 6,869	$ 6,869
December 31, 2023:					
Derivatives Designated as Cash Flow Hedges					
Interest rate swaps	$ 50,000	$ -	Other assets	$ 334	$ -
Derivatives Designated as Fair Value Hedges					
Interest rate swaps	$ 200,000	$ -	Other liabilities	$ -	$ 3,430
Derivatives not designated as hedging instruments:					
Interest rate swaps related to customer loans	$ 46,463	$ 1,326	Other assets/Other liabilities	$ 4,558	$ 4,558

12. FAIR VALUE MEASUREMENTS

Determination of Fair Value

The Company uses fair value measurements to record fair-value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the fair value measurements accounting guidance, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

Fair Value Hierarchy

In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded, and the reliability of the assumptions used to determine fair value.

Level 1 - Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

USCB FINANCIAL HOLDINGS, INC.
Notes to the Consolidated Financial Statements

Level 2 - Valuation is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 - Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Items Measured at Fair Value on a Recurring Basis

Investment securities: When instruments are traded in secondary markets and quoted market prices do not exist for such securities, management generally relies on prices obtained from independent vendors or third-party broker-dealers. Management reviews pricing methodologies provided by the vendors and third-party broker-dealers in order to determine if observable market information is being utilized. Securities measured with pricing provided by independent vendors or third-party broker-dealers are classified within Level 2 of the hierarchy and often involve using quoted market prices for similar securities, pricing models or discounted cash flow analyses utilizing inputs observable in the market where available.

Derivatives: The fair value of derivatives are measured with pricing provided by third-party participants and are classified within Level 2 of the hierarchy.

The following table represents the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2024 and 2023 for each of the fair value hierarchy levels (in thousands):

	2024				2023			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Investment securities available for sale:								
U.S. Government Agency	$ -	$ 12,625	$ -	$ 12,625	$ -	$ 8,173	$ -	$ 8,173
Collateralized mortgage obligations	-	78,905	-	78,905	-	80,606	-	80,606
Mortgage-backed securities - residential	-	46,933	-	46,933	-	52,187	-	52,187
Mortgage-backed securities - commercial	-	78,739	-	78,739	-	42,764	-	42,764
Municipal securities	-	19,311	-	19,311	-	19,338	-	19,338
Bank subordinated debt securities	-	23,708	-	23,708	-	26,261	-	26,261
Total	-	260,221	-	260,221	-	229,329	-	229,329
Derivative assets	-	7,190	-	7,190	-	4,892	-	4,892
Total assets at fair value	$ -	$ 267,411	$ -	$ 267,411	$ -	$ 234,221	$ -	$ 234,221
Derivative liabilities	$ -	$ 6,869	$ -	$ 6,869	$ -	$ 7,988	$ -	$ 7,988
Total liabilities at fair value	$ -	$ 6,869	$ -	$ 6,869	$ -	$ 7,988	$ -	$ 7,988

USCB FINANCIAL HOLDINGS, INC.

Notes to the Consolidated Financial Statements

Items Not Measured at Fair Value

The following table presents the carrying amounts and estimated fair values of financial instruments not carried at fair value, at December 31, 2024 and 2023 are as follows (in thousands):

	Carrying Amount	Fair Value Hierarchy			Fair Value Amount
		Level 1	Level 2	Level 3	
December 31, 2024:					
Financial Assets:					
Cash and due from banks	$ 6,986	$ 6,986	$ -	$ -	$ 6,986
Interest-bearing deposits in banks	$ 70,049	$ 70,049	$ -	$ -	$ 70,049
Investment securities held to maturity, net	$ 164,694	$ -	$ 145,540	$ -	$ 145,540
Loans held for investment, net	$ 1,948,778	$ -	$ -	$ 1,950,646	$ 1,950,646
Accrued interest receivable	$ 10,945	$ -	$ 1,372	$ 9,573	$ 10,945
Financial Liabilities:					
Demand Deposits	$ 575,159	$ 575,159	$ -	$ -	$ 575,159
Money market and savings accounts	$ 1,180,809	$ 1,180,809	$ -	$ -	$ 1,180,809
Interest-bearing checking accounts	$ 50,648	$ 50,648	$ -	$ -	$ 50,648
Time deposits	$ 367,388	$ -	$ -	$ 366,479	$ 366,479
FHLB advances	$ 163,000	$ -	$ 161,375	$ -	$ 161,375
Accrued interest payable	$ 2,125	$ -	$ 622	$ 1,503	$ 2,125
December 31, 2023:					
Financial Assets:					
Cash and due from banks	$ 8,019	$ 8,019	$ -	$ -	$ 8,019
Interest-bearing deposits in banks	$ 33,043	$ 33,043	$ -	$ -	$ 33,043
Investment securities held to maturity, net	$ 174,974	$ -	$ 155,510	$ -	$ 155,510
Loans held for investment, net	$ 1,759,743	$ -	$ -	$ 1,723,210	$ 1,723,210
Accrued interest receivable	$ 10,688	$ -	$ 1,448	$ 9,240	$ 10,688
Financial Liabilities:					
Demand Deposits	$ 552,762	$ 552,762	$ -	$ -	$ 552,762
Money market and savings accounts	$ 1,048,272	$ 1,048,272	$ -	$ -	$ 1,048,272
Interest-bearing checking accounts	$ 47,702	$ 47,702	$ -	$ -	$ 47,702
Time deposits	$ 288,403	$ -	$ -	$ 287,104	$ 287,104
FHLB advances	$ 183,000	$ -	$ 182,282	$ -	$ 182,282
Accrued interest payable	$ 1,372	$ -	$ 551	$ 821	$ 1,372

Collateral Dependent Loans Measured for Expected Credit Losses: Fair values of collateral-dependent yacht loans and real estate loans are based on recent boat and real estate appraisals less estimated costs of sale, repossession, and/or holding costs. Appraisals are made by a third party, and its evaluation may use either a comparative sales, cost and/or income approach or a combination of methodologies.

The fair value of collateral dependent loans considered Level 3 in the fair value hierarchy was $2.0 million with a specific reserve of $651 thousand at December 31, 2024. There were no collateral-dependent loans at December 31, 2023.

13. STOCKHOLDERS' EQUITY

Common Stock

In July 2021, the Bank completed the initial public offering of its Class A common stock, in which it issued and sold 4,600,000 shares of Class A common stock at a price of $10.00 per share. The Bank received total net proceeds of $40.0 million after deducting underwriting discounts and expenses.

In December 2021, the Company acquired all the issued and outstanding shares of the Class A common stock of the Bank, which at the time were the only issued and outstanding shares of the Bank's capital stock, in a share exchange (the "Reorganization") effected under the Florida Business Corporation Act. Each outstanding share of the Bank's Class A

USCB FINANCIAL HOLDINGS, INC.

Notes to the Consolidated Financial Statements

common stock, par value $1.00 per share, formerly held by its shareholders was converted into and exchanged for one newly issued share of the Company's Class A common stock, par value $1.00 per share, and the Bank became the Company's wholly owned subsidiary.

In the Reorganization, each shareholder of the Bank received securities of the same class, having substantially the same designations, rights, powers, preferences, qualifications, limitations and restrictions, as those that the shareholder held in the Bank, and the Company's then current shareholders owned the same percentages of the Company's common stock as they previously owned of the Bank's common stock.

In 2024, the Company issued 277,922 shares of Class A common stock to employees and directors as restricted stock awards pursuant to the Company's 2015 Option Plan.

In 2023, the Company issued 242,713 shares of Class A common stock to employees and directors as restricted stock awards pursuant to the Company's 2015 Option Plan.

As previously announced, on April 22, 2024, the Board of Directors approved a new share repurchase program of up to 500,000 shares of Class A common stock or approximately 2.5% of the Company's issued and outstanding shares of common stock. Under the repurchase program, the Company may purchase shares of Class A common stock on a discretionary basis from time to time through open market repurchases, privately negotiated transactions, or other means. The repurchase program has no expiration date and may be modified, suspended, or terminated at any time. The new repurchase program will commence upon completion of the Company's current repurchase program. Repurchases under this new program will be funded from the Company's existing cash and cash equivalents or future cash flow.

During the year ended December 31, 2024, the Company repurchased 42,100 shares of Class A common stock at a weighted average price per share of $11.85. The aggregate purchase price for these transactions was approximately $501 thousand, including transaction costs. As of December 31, 2024, 537,980 shares remained authorized for repurchase under the Company's two stock repurchase programs.

During the year ended December 31, 2023, the Company repurchased 669,920 shares of Class A common stock at a weighted average price per share of $11.28. The aggregate purchase price for these transactions was approximately $7.6 million, including transaction costs. As of December 31, 2023, 80,080 shares remained authorized for repurchase under the Company's first stock repurchase program.

Shares of the Company's Class A common stock issued and outstanding as of December 31, 2024 and December 31, 2023 were 19,924,632 and 19,575,435, respectively.

Dividends

Declaration of dividends by the Board is required before dividend payments are made. The Company is limited in the amount of cash dividends that it may pay. Payment of dividends is generally limited to the Company's net income of the current year combined with the Company's retained income for the preceding two years, as defined by state banking regulations. However, for any dividend declaration, the Company must consider additional factors such as the amount of current period net income, liquidity, asset quality, capital adequacy and economic conditions at the Bank since the Bank is the primary source of funds to fund dividends by the Company. It is likely that these factors would further limit the amount of dividends which the Company could declare. In addition, bank regulators have the authority to prohibit banks and bank holding companies from paying dividends if they deem such payment to be an unsafe or unsound practice.

As of December 31, 2024, the Company was not subject to any formal supervisory restrictions on its ability to pay dividends but has agreed to notify the Federal Reserve Bank of Atlanta in advance of any proposed dividend to the Company's shareholders in light of the Bank's negative retained earnings. In addition, under applicable FDIC regulations and policy, because the Bank has negative retained earnings, it must obtain the prior approval of the FDIC before effecting a cash dividend or other capital distribution.

On January 29, 2024, the Company announced that its Board of Directors approved a quarterly cash dividend program. The quarterly dividend for all quarters in 2024 was $0.05 per share of Class A common stock. The aggregate distribution in connection with dividend payments paid during the year ended December 31, 2024 was $3.9 million.

USCB FINANCIAL HOLDINGS, INC.

Notes to the Consolidated Financial Statements

Declaration Date	Record Date	Payment Date	Dividend Per Share		Dividend Amount	
January 22, 2024	February 15, 2024	March 5, 2024	$	0.05	$	1.0 million
April 22, 2024	May 15, 2024	June 5, 2024	$	0.05	$	1.0 million
July 22, 2024	August 15, 2024	September 5, 2024	$	0.05	$	1.0 million
October 28, 2024	November 15, 2024	December 5, 2024	$	0.05	$	0.9 million

See Note 20, "Subsequent Events", for information regarding dividends declared in January 2025.

The Company and the Bank exceeded all regulatory capital requirements and remained above "well-capitalized" guidelines as of December 31, 2024 and December 31, 2023. At December 31, 2024, the total risk-based capital ratios for the Company and the Bank were 13.51% and 13.34%, respectively.

14. EARNINGS PER SHARE

Earnings per share ("EPS") for common stock is calculated using the two-class method required for participating securities. Basic EPS is calculated by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted EPS is computed by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period and the weighted-average number of dilutive common stock equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, common stock equivalents include common stock options and are only included in the calculation of diluted EPS when their effect is dilutive.

The following table reflects the calculation of net income available to common stockholders for the years ended December 31, 2024 and 2023 (in thousands):

	2024		2023	
Net Income	$	24,674	$	16,545
Net income available to common stockholders	$	24,674	$	16,545

The following table reflects the calculation of basic and diluted earnings per common share class for the years ended December 31, 2024 and 2023 (in thousands, except per share amounts):

	2024		2023	
	Class A		**Class A**	
Basic EPS				
Numerator:				
Net income available to common shares	$	24,674	$	16,545
Denominator:				
Weighted average shares outstanding		19,675,444		19,621,698
Earnings per share, basic	$	1.25	$	0.84
Diluted EPS				
Numerator:				
Net income available to common shares	$	24,674	$	16,545
Denominator:				
Weighted average shares outstanding for basic EPS		19,675,444		19,621,698
Add: Dilutive effects of assumed exercises of stock options		155,977		65,936
Weighted avg. shares including dilutive potential common shares		19,831,421		19,687,634
Earnings per share, diluted	$	1.24	$	0.84
Anti-dilutive stock options excluded from diluted EPS		15,000		720,500

Net income has not been allocated to unvested restricted stock awards that are participating securities because the amounts that would be allocated are not material to net income per share of common stock. Unvested restricted stock awards that are participating securities represent less than one percent of all of the outstanding shares of common stock for each of the periods presented.

USCB FINANCIAL HOLDINGS, INC.

Notes to the Consolidated Financial Statements

15. REGULATORY MATTERS

Banks and bank holding companies are subject to regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's Consolidated Financial Statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Based on changes to the Federal Reserve's definition of a "Small Bank Holding Company" that increased the threshold to $3.0 billion in assets in August 2018, the Company is not currently subject to separate minimum capital measurements. At such time when the Company reaches the $3.0 billion asset level, it will be subject to capital measurements independent of the Bank.

The Bank elected to permanently opt-out of the inclusion of accumulated other comprehensive income in the capital calculations, as permitted by the regulations. This opt-out reduces the impact of market volatility on the Bank's regulatory capital levels.

The Bank is subject to the rules of the Basel III regulatory capital framework and related Dodd-Frank Wall Street Reform and Consumer Protection Act. The rules include the implementation of a 2.5% capital conservation buffer that is added to the minimum requirements for capital adequacy purposes. Failure to maintain the required capital conservation buffer will limit the ability of the Bank to pay dividends, repurchase shares or pay discretionary bonuses. At December 31, 2024 and 2023, the capital ratios for the Bank were sufficient to meet the conservation buffer.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

At December 31, 2024 and 2023, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. Failure to meet statutorily mandated capital guidelines could subject the Bank to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting or renewing brokered deposits, limitations on the rates of interest that the Bank may pay on its deposits and other restrictions on its business. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since the notification that management believes have changed the Bank's category.

USCB FINANCIAL HOLDINGS, INC.

Notes to the Consolidated Financial Statements

Actual and required capital amounts and ratios are presented below for the Bank at December 31, 2024 and 2023 (in thousands, except ratios). The required amounts for capital adequacy shown do not include the capital conservation buffer previously discussed.

	Actual		Minimum Capital Requirements		To be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2024:						
Total risk-based capital:	$ 266,387	13.34 %	$ 159,795	8.00 %	$ 199,744	10.00 %
Tier 1 risk-based capital:	$ 241,740	12.10 %	$ 119,846	6.00 %	$ 159,795	8.00 %
Common equity tier 1 capital:	$ 241,740	12.10 %	$ 89,885	4.50 %	$ 129,834	6.50 %
Leverage ratio:	$ 241,740	9.38 %	$ 103,074	4.00 %	$ 128,843	5.00 %
December 31, 2023:						
Total risk-based capital:	$ 233,109	12.65 %	$ 147,432	8.00 %	$ 184,290	10.00 %
Tier 1 risk-based capital:	$ 211,645	11.48 %	$ 110,574	6.00 %	$ 147,432	8.00 %
Common equity tier 1 capital:	$ 211,645	11.48 %	$ 82,931	4.50 %	$ 119,789	6.50 %
Leverage ratio:	$ 211,645	9.17 %	$ 92,328	4.00 %	$ 115,410	5.00 %

The Company is limited in the amount of cash dividends that it may pay. Payment of dividends is generally limited to the Company's net income for the current year combined with the Company's retained income for the preceding two years, as defined by state banking regulations. However, for any dividend declaration, the Company must consider additional factors such as the amount of current period net income, liquidity, asset quality, capital adequacy and economic conditions at the Bank. It is likely that these factors would further limit the amount of dividends which the Company could declare. In addition, bank regulators have the authority to prohibit banks from paying dividends including dividends to their parent holding company, if they deem such payment to be an unsafe or unsound practice.

16.   RELATED PARTY TRANSACTIONS

In the ordinary course of business, principal officers, directors, and affiliates may engage in transactions with the Company. The following table presents loans to and deposits from related parties included within the accompanying Consolidated Financial Statements at December 31, 2024 and 2023 (in thousands):

	Years Ended December 31,	
	2024	2023
Consolidated Balance Sheets:		
Loans held for investment, net	$ -	$ -
Deposits	$ 4,551	$ 2,792
Consolidated Statements of Operations:		
Interest income	$ -	$ -
Interest expense	$ 119	$ 154

Loan Purchases

During 2024, the Bank purchased $90.8 million of loans from entities that are deemed to be related parties. The Bank paid those entities fees of $2.7 million.

During 2023, the Bank purchased $85.1 million of loans from entities that are deemed to be related parties. The Bank paid those entities fees of $1.9 million.

USCB FINANCIAL HOLDINGS, INC.

Notes to the Consolidated Financial Statements

17.   PARENT COMPANY CONDENSED FINANCIAL INFORMATION

In December 2021, USCB Financial Holdings, Inc. was formed as the parent bank holding company of U.S. Century Bank. The condensed balance sheet is presented below for USCB Financial Holdings, Inc. at the dates indicated (in thousands):

	December 31, 2024	December 31, 2023
ASSETS:		
Cash and Cash Equivalents	$ 3,735	$ 2,426
Investment in bank subsidiary	210,253	188,827
Other assets	1,400	715
Total assets	$ 215,388	$ 191,968
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Other liabilities	$ -	$ -
Stockholders' equity	215,388	191,968
Total liabilities and stockholders' equity	$ 215,388	$ 191,968

The condensed income statement is presented below for USCB Financial Holdings, Inc. for the periods indicated (in thousands):

	Years Ended	
	December 31, 2024	December 31, 2023
INCOME:		
Dividends from subsidiaries	$ 5,000	$ 11,100
Total	5,000	11,100
EXPENSE:		
Employee compensation and benefits	2,129	553
Other operating	570	2,268
Total	2,699	2,821
Income before income taxes and undistributed subsidiary income	2,301	8,279
Benefit from income taxes	(684)	(715)
Equity in undisbursed subsidiary income	21,689	7,551
Net Income	$ 24,674	$ 16,545

USCB FINANCIAL HOLDINGS, INC.

Notes to the Consolidated Financial Statements

The condensed cash flow is presented below for USCB Financial Holdings, Inc. for the periods indicated (in thousands):

		Years Ended		
		December 31, 2024		December 31, 2023
Cash flows from operating activities:				
Net income	$	24,674	$	16,545
Adjustments to reconcile net income to net cash provided by operating activities:				
Equity in undistributed earnings of subsidiaries		(21,689)		(7,551)
Stock-based compensation		2,129		553
Increase in deferred tax asset		(684)		(715)
Net cash provided by operating activities		4,430		8,832
Cash flows from investing activities:				
Capital contributions to subsidiary		-		-
Other		-		-
Net cash used in investing activities		-		-
Cash flows from financing activities:				
Dividends paid		(3,939)		-
Proceeds from exercise of stock options		1,319		75
Repurchase of common stock		(501)		(7,583)
Net cash (used in) provided by financing activities		(3,121)		(7,508)
Net increase in cash and cash equivalents		1,309		1,324
Cash and cash equivalents, beginning of period		2,426		1,102
Cash and cash equivalents, end of period	$	3,735	$	2,426

USCB FINANCIAL HOLDINGS, INC.

Notes to the Consolidated Financial Statements

18.   SEGMENT REPORTING

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker ("CODM") in assessing performance and in deciding how to allocate resources. The Company's CODM is the President, Chief Executive Officer, and Chairman.

The Company through the Bank, its sole direct subsidiary, operates 10 banking centers in South Florida providing a wide range of personal and business banking products and services, and through a subsidiary of the Bank, offers clients title insurance policies for real estate transactions closed at the Bank. The Company's business activities are similar in their nature, operations and economic characteristics, largely serving commercial and specialty banking clients with products and services that are offered through similar processes and platforms. Accounting policies for the products and services referenced here are the same as those described in Note 1, "Summary of Significant Accounting Policies". The Company's segment revenue is driven primarily by interest income on loans as well as fee income from the origination of loans and from fees charged on loans and deposit accounts. Lending activities include loans to individuals, which primarily consist of home equity lines of credit, residential real estate loans, yacht loans, and consumer loans, and loans to commercial clients, which include commercial and industrial loans, commercial real estate loans, residential real estate loans, correspondent banking loans, and letters of credit.

The CODM regularly reviews consolidated income and expenses, as presented on the Consolidated Statements of Operations, in addition to consolidated assets presented on the Consolidated Balance Sheets. The significant segment expenses that the CODM receives regularly are interest expense, provision for credit losses, salaries and wages, employee benefits, and occupancy. The CODM evaluates the performance of the segment and allocates resources based on net income that is also reported on the Consolidated Statements of Operations as consolidated net income to maximize shareholder value. Additionally, consolidated internal financial information is used by the CODM to monitor credit quality and credit loss expense. Furthermore, net income, as the measure of profit or loss, is used to monitor budget versus actual results and to perform competitive analyses that benchmark the Company to competitors. As a result, the Company has determined that it has only one reportable segment.

19.   LOSS CONTINGENCIES

Loss contingencies, including claims and legal actions may arise in the ordinary course of business. In the opinion of management, none of these actions, either individually or in the aggregate, is expected to have a material adverse effect on the Company's Consolidated Financial Statements.

20.   SUBSEQUENT EVENTS

Dividends

On January 21, 2025, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per share of Class A common stock, to be paid on March 5, 2025, to stockholders of record as of the close of business on February 14, 2025.

BOLI

In January 2025, the Company acquired a bank owned life insurance policy with a cash surrender value of $4.0 million dollars.

Liquidity

In January 2025, the Company entered into an agreement in connection with a $20.0 million Fed Funds unsecured uncommitted facility with another insured depository institution.

In February 2025, the Company entered into an agreement in connection with a $20.0 million Fed Funds unsecured uncommitted facility with another insured depository institution.

As of February 28, 2025 there are no advances under these new Fed Funds lines.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2024. Based on that evaluation, management believes that the Company's disclosure controls and procedures were effective to collect, process, and disclose the information required to be disclosed in the reports filed or submitted under the Exchange Act within the required time periods as of the end of the period covered by this Annual Report on Form 10-K.

This annual report does not include an integrated audit report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to audit by the Company's registered public accounting firm pursuant to the rules of the SEC that permit the Company, as an emerging growth company to provide only management's report in this annual report.

Management's Report on Internal Control over Financial Reporting

Management is responsible for designing, implementing, documenting, and maintaining an adequate system of internal control over financial reporting, as such term is defined in the Exchange Act. An adequate system of internal control over financial reporting encompasses the processes and procedures that have been established by management to:

- maintain records that accurately reflect the Company's transactions;
- prepare financial statement and footnote disclosures in accordance with U.S. GAAP that can be relied upon by external users; and
- prevent and detect unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the criteria in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation under the criteria in Internal Control-Integrated Framework, management concluded that internal control over financial reporting was effective as of December 31, 2024. Furthermore, during the conduct of its assessment, management identified no material weakness in its financial reporting control system.

The Board of the Company, through its Audit Committee, provides oversight to management's conduct of the financial reporting process. The Audit Committee, which is composed entirely of independent directors, is also responsible for the appointment of the independent registered public accounting firm. The Audit Committee also meets with management, the internal audit staff, and the company's independent registered public accounting firm throughout the year to provide assurance as to the adequacy of the financial reporting process and to monitor the overall scope of the work performed by the internal audit staff and the independent registered public accounting firm.

Because of its inherent limitations, the disclosure controls and procedures may not prevent or detect misstatements. A control system, no matter how well conceived and operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

(a) None

(b) During the three months ended December 31, 2024, none of the Company's directors or Section 16 reporting officers adopted or terminated any Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of the SEC's Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required herein is incorporated by reference from the sections captioned "Information with Respect to Nominees for Director and Information About Executive Officers" and "Beneficial Ownership of Common Stock by Certain Beneficial Owners and Management – Delinquent Section 16(a) Reports" in the Company's Definitive Proxy Statement for the Annual Meeting of Shareholders currently expected to be held on May 27, 2025, is expected to be filed with the SEC within 120 days of December 31, 2024 ("2025 Definitive Proxy Statement").

The Company has adopted a code of ethics and business conduct policy, which applies to all of its directors, officers, including its principal executive officer, principal financial officer, principal accounting officer, and employees generally. The Company will provide a copy of its code of ethics to any person, free of charge, upon request. Any requests for a copy should be made to the Corporate Secretary, USCB Financial Holdings, Inc., 2301 N.W. 87th Avenue, Doral, Florida. In addition, a copy of the Code of Ethics is available at the Company's website at www.uscentury.com under the "Investor Relations" tab.

There have been no material changes to the procedures by which shareholders may recommend nominees to the Company's Board.

Item 11. Executive Compensation

The information required herein is incorporated by reference from the sections captioned "Executive Compensation" and "Information with Respect to Nominees for Director and Information About Executive Officers – Corporate Governance Principles and Board Matters" and "- Director Compensation" in the Company's 2025 Definitive Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Equity compensation Plan information. The following table provide information as of December 31, 2024 with respect to shares of common stock that may be issued under our existing equity compensation plans, which consists of 2015 Equity Incentive Plan (the "2015 Option Plan") which was approved by our shareholders.

Per Category	Number of securities issued or to be upon exercise of outstanding options, warrants and rights (a) (1)	Weighted-average exercise price of outstanding options, warrants and rights (b) (1)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,127,243	$ 10.86	966,436
Equity compensation plans not approved by security holders	-	-	-
Total	1,127,243	$ 10.86	966,436

(1) Includes 402,076 shares subject to restricted stock awards which were not vested as of December 31, 2024. The weighted average exercise price excludes such restricted stock awards.

Security Ownership of Certain Beneficial Owners and Management. Information regarding security ownership of certain beneficial owners and management is incorporated by reference to "Beneficial Ownership of Common Stock by Certain Beneficial Owners and Management" in the 2025 Definitive Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required herein is incorporated by reference from the sections captioned "Certain Relationships and Related Party Transactions" and "Information with Respect to Nominees for Director and Information About Executive Officers" in the 2025 Definitive Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required herein is incorporated by reference from the section captioned "Ratification of Appointment of Independent Registered Public Accounting Firm (Proposal Two) – Audit Fees" in the 2025 Definitive Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) List of documents filed as part of this Annual Report:
    1) *Financial Statements:*
        Report of Independent Registered Public Accounting Firm
        Consolidated Balance Sheets as of December 31, 2024 and 2023
        Consolidated Statements of Operations for the years ended December 31, 2024 and 2023
        Consolidated Statements of Comprehensive Income for the years ended December 31, 2024 and 2023
        Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2024 and 2023
        Consolidated Statements of Cash Flows for the years ended December 31, 2024 and 2023
        Notes to Consolidated Financial Statements
    2) *Financial Statement Schedules:*
        Financial statement schedules are omitted as not required or not applicable or because the information is included in the Consolidated Financial Statements or notes thereto.
(b) List of Exhibits:
        The exhibit list in the Exhibit Index is incorporated herein by reference as the list of exhibits required as part of this Annual Report on Form 10-K.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
2.1	Agreement and Plan of Share Exchange, dated December 27, 2021, by and between U.S. Century Bank and USCB Financial Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K (File No. 001-41196) filed with the Securities and Exchange Commission on December 30, 2021).
3.1	Articles of Incorporation of USCB Financial Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-41196) filed with the Securities and Exchange Commission on August 11, 2023).
3.2	Amended and Restated Bylaws of USCB Financial Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K (File No. 001-41196) filed with the Securities and Exchange Commission on July 26, 2023).
4.1	Side Letter Agreement, dated December 30, 2021, between USCB Financial Holdings, Inc., U.S. Century Bank, Priam Capital Fund II, LP, Patriot Financial Partners II, L.P. and Patriot Financial Partners Parallel II, L.P. (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 001-41196) filed with the Securities and Exchange Commission on December 30, 2021).
4.2	Registration Rights Agreement, dated March 17, 2015, between U.S. Century Bank, Priam Capital Fund II, LP, Patriot Financial Partners II, L.P., Patriot Financial Partners Parallel II, L.P., and certain other shareholders of U.S. Century Bank (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K (File No. 001-41196) filed with the Securities and Exchange Commission on December 30, 2021).
4.3	Assignment and Assumption of Agreement, dated December 30, 2021, between U.S. Century Bank and USCB Financial Holdings, Inc. (incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K (File No. 001-41196) filed with the Securities and Exchange Commission on December 30, 2021).
4.4	Description of USCB Financial Holdings, Inc.'s securities (incorporated by reference to Exhibit 4.4 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2023 (File No. 001-41196) filed with the Securities and Exchange Commission on March 22, 2024).
10.1	U.S. Century Bank Amended and Restated 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 001-41196) filed with the Securities and Exchange Commission on December 30, 2021). *
10.2	Amended and Restated Employment Agreement by and among USCB Financial Holdings, Inc., U.S. Century Bank and Luis de la Aguilera dated as of January 29, 2023 (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated as of January 29, 2023 (File No. 001-41196) filed with the Securities and Exchange Commission on February 1, 2023).*
10.3	Amended and Restated Employment Agreement by and among USCB Financial Holdings, Inc., U.S. Century Bank and Robert Anderson dated as of January 29, 2023 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated as of January 29, 2023 (File No. 001-41196) filed with the Securities and Exchange Commission on February 1, 2023).*
10.4	Amendment No. 1 dated January 6, 2025 to the Employment Agreement by and among U.S. Century Bank, USCB Financial Holdings, Inc. and Robert Anderson dated as of January 29, 2023 (incorporated by reference to Exhibit 10.1 the Registrant's Current Report on Form 8-K (File No. 001-41196) filed with the Securities and Exchange Commission on January 6, 2025).*
10.5	Change in Control Agreement between U.S. Century Bank and Nicholas Bustle dated May 17, 2019*, **
10.6	Change in Control Agreement between U.S. Century Bank and William Turner dated May 2, 2024*, **
19.1	Insider Trading and Disclosure Policy**
21.1	Subsidiaries of USCB Financial Holdings, Inc.**
23.1	Consent of Crowe LLP, Independent Registered Public Accounting Firm.**
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.**
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.**
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350.***
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350.***
97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2023 (File No. 001-41196) filed with the Securities and Exchange Commission on March 22, 2024).
101	The following financial statements from the Company's Annual Report on Form 10-K for the year ended December 31, 2021, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Changes in Stockholders' Equity, (v) Consolidated Statements of Cash Flows, (vi) Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*   Management contract or compensatory plan or arrangement.

**   Filed herewith.

***   Furnished hereby.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

USCB FINANCIAL HOLDINGS, INC.

Date: March 14, 2025

By: /s/ Luis de la Aguilera
Luis de la Aguilera
President, Chief Executive Officer, and Chairman

Pursuant to the requirements of the Exchange Ac, this report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Luis de la Aguilera Luis de la Aguilera	Chairman, President, and Chief Executive Officer (Principal Executive Officer)	March 14, 2025
/s/ Robert Anderson Robert Anderson	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 14, 2025
/s/ Aida Levitan Aida Levitan	Director	March 14, 2025
/s/ Howard Feinglass Howard Feinglass	Director	March 14, 2025
/s/ Kirk Wycoff Kirk Wycoff	Director	March 14, 2025
/s/ Ramon A. Abadin Ramon A. Abadin	Director	March 14, 2025
/s/ Bernardo B. Fernandez Bernardo B. Fernandez	Director	March 14, 2025
/s/ Ramon A. Rodriguez Ramon A. Rodriguez	Director	March 14, 2025
/s/ Maria C. Alonso Maria C. Alonso	Director	March 14, 2025
/s/ Robert E. Kafafian Robert E. Kafafian	Director	March 14, 2025

Exhibit 31.1

Certification of Chief Executive Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Luis de la Aguilera, certify that:

1. I have reviewed this Annual Report on Form 10-K of USCB Financial Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an Annual Report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Luis de la Aguilera

Luis de la Aguilera
Chairman, President, and Chief Executive Officer

Date: 3/14/2025

Exhibit 31.2

**Certification of Chief Financial Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

I, Robert Anderson, certify that:

1. I have reviewed this Annual Report on Form 10-K of USCB Financial Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an Annual Report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Robert Anderson
_____

Robert Anderson
Chief Financial Officer

Date: 3/14/2025

Exhibit 32.1

**Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350
as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the Annual Report of USCB Financial Holdings, Inc. (the "Company") on Form 10-K for the year ended December 31, 2024 (the "Report"), as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Luis de la Aguilera, as President and Chief Executive Officer of the Company, certify, to the best of my knowledge, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Luis de la Aguilera

Luis de la Aguilera

Chairman, President, and Chief Executive Officer

Date: 3/14/2025

Exhibit 32.2

**Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350
as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the Annual Report of USCB Financial Holdings, Inc. (the "Company") on Form 10-K for the year ended December 31, 2024 (the "Report"), as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert Anderson, as Chief Financial Officer of the Company, certify, to the best of my knowledge, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Robert Anderson

Robert Anderson
Chief Financial Officer

Date: 3/14/2025